As filed with the Securities and Exchange Commission on April 13, 1999
                                            Registration No. 333-_______

==============================================================================
                     SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, DC 20549

                    -----------------------------------

                                  FORM S-1
                           REGISTRATION STATEMENT
                                   UNDER
                         THE SECURITIES ACT OF 1933
                    -----------------------------------

                             theglobe.com, inc.

           (Exact name of registrant as specified in its charter)





       Delaware                       7310                      14-1781422
   (State or other        (Primary Standard Industrial       (I.R.S. Employer
   jurisdiction of         Classification Code Number)        Identification
   incorporation or                                              Number)
    organization)
                       -----------------------------------
                            31 West 21st Street
                          New York, New York 10010
                               (212) 886-0800

                     (Address, including zip code, and
                      telephone number, including area
                      code, of registrant's principal
                             executive offices)
                    -----------------------------------


                             Todd V. Krizelman
                            Stephan J. Paternot
                             theglobe.com, inc.
                            31 West 21st Street
                          New York, New York 10010
                               (212) 886-0800

         (Name, address, including zip code, and telephone number,
               including area code, of co-agents for service)
                    -----------------------------------


                                 Copies to:


        Valerie Ford Jacob, Esq.               Allen L. Weingarten, Esq.
        Stuart H. Gelfond, Esq.                 Morrison & Foerster LLP
Fried, Frank, Harris, Shriver & Jacobson      1290 Avenue of the Americas
           One New York Plaza                   New York, New York 10104
        New York, New York 10004                     (212) 468-8000
             (212) 859-8000
                     -----------------------------------

  Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of the registration statement.


   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]


   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the registration statement for the same offering. [ ].


   If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                       CALCULATION OF REGISTRATION FEE
===============================================================================
Title of Each Class of   Amount To     Proposed        Proposed     Amount of
      Securities            Be          Maximum        Maximum     Registration
   to be Registered     Registered(1) Offering Price    Aggregate      Fee (2)
                                       Per Unit        Offering
                                                        Price
-------------------------------------------------------------------------------
Common Stock, $0.001     4,600,000      $79.63       $366,298,000    $101,831
par value (3)             shares
===============================================================================
(1) Amount to be registered is determined pursuant to Rule 416 regarding stock splits.
(2)  Estimated   pursuant  to  Rule  457(c)   solely  for  the  purpose  of
     calculating the registration fee. The average of the high and low prices reported on the Nasdaq National Market on April 9, 1999 was $79.63.
(3) The Common Stock offered hereby includes Preferred Stock Purchase Rights (the "Rights"). The Rights will be associated and trade with the Common Stock. The value, if any, of the Rights will be reflected in the market price of the Common Stock.

                     -----------------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

===============================================================================

                 SUBJECT TO COMPLETION DATED APRIL 13, 1999
PRELIMINARY PROSPECTUS
                              4,000,000 Shares
                            [theglobe.com logo]
                                theglobe.com
                                Common Stock
                                ------------


This is a public offering of 4,000,000 shares of common stock of theglobe.com, inc. We are selling 2,000,000 shares of common stock and the selling stockholders identified in this prospectus are selling 2,000,000 shares. We will not receive any of the proceeds from the shares of the common stock sold by the selling stockholders.

The underwriters have an option to purchase a maximum of 600,000 additional shares of common stock from some of the selling stockholders to cover over-allotment of shares.

Our common stock is traded on the Nasdaq National Market under the symbol "TGLO." On April 9, 1999, the last reported sale price of our common stock was $78 15/16 per share.

SEE "RISK FACTORS" BEGINNING ON PAGE 9 TO READ ABOUT RISKS THAT YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

                                ------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ------------

                                                             Per Share  Total
                                                             ---------  -----

Public offering price....................................... $         $
Underwriting discount....................................... $         $
Proceeds, before expenses, to us............................ $         $
Proceeds, before expenses, to the selling stockholders...... $         $


The underwriters are severally underwriting the shares being offered in this prospectus. The underwriters expect to deliver the shares against
payment in New York, New York on     , 1999.

                                ------------

BEAR, STEARNS & CO. INC.
                   NATIONSBANC MONTGOMERY SECURITIES LLC
                                     VOLPE BROWN WHELAN & COMPANY
                                                WIT CAPITAL CORPORATION
                                                        as e-Manager(TM)

                The date of this prospectus is     , 1999.


[RED HERRING]

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. The information in this preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                             TABLE OF CONTENTS

                                                                          Page
                                                                          ----

Summary......................................................................4
Risk Factors.................................................................9
Cautionary Notice Regarding Forward Looking Statements......................30
How We Intend to Use the Proceeds from the Offering.........................31
Dividend Policy.............................................................31
Price Range of Our Common Stock.............................................32
Capitalization..............................................................33
Dilution....................................................................35
Selected Financial Data.....................................................36
Management's Discussion and Analysis of Financial Condition and Results of
Operations..................................................................38
Business....................................................................46
Management..................................................................66
Certain Relationships and Related Transactions..............................83
Principal and Selling Stockholders..........................................86
Description of Capital Stock................................................90
Shares Eligible for Future Sale............................................100
Underwriting...............................................................103
Legal Matters..............................................................106
Experts....................................................................106
Where You Can Find More Information........................................106
Index to Financial Statements..............................................F-1



                             ------------------

     This prospectus includes statistical data regarding the Internet industry. We obtained or derived the data from sources including:

     o Jupiter Communications, LLC, a media research firm focusing on the Internet industry, and

     o International Data Corporation, a provider of market information and strategic information for the information technology industry.

     o DoubleClick Inc., a global Internet advertising solutions company that centralizes advertising planning, execution, control, tracking and reporting for online media companies.

     o ABC Interactive, a provider of independent third-party audits and industry-developed standards for web site and other online advertising.

     Although we believe that the data are generally correct, the data are inherently imprecise. Accordingly, you should not place undue reliance on the data.

                             ------------------


     You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business and financial condition may have changed since that date.

                                  SUMMARY

     The following summary contains basic information about our company. This summary may not contain all of the information that is important to you. You should carefully read this entire document, the financial statements and the other documents to which we refer for a more complete understanding of this offering.

OUR BUSINESS

     theglobe.com is one of the world's leading online networks with nearly 2.3 million members in the United States and abroad who have registered on our web site and provided us with personal information. In December 1998, over 9.3 million individuals visited our web site, according to DoubleClick, as audited by ABC Interactive. Approximately 40% of our monthly traffic originates from abroad, reflecting our site's international appeal. Our web site is a destination on the Internet where users are able to personalize their online experience by publishing their own content and interacting with others having similar interests. We facilitate this interaction by providing various free services, including home page building, discussion forums, chat rooms, e-mail and electronic commerce. Additionally, we provide our users with news, business information, real time stock quotes, weather, movie and music reviews, multi-player gaming and personals. By satisfying our users' personal and practical needs, we seek to become our users' online home.

     We generate revenues primarily by selling advertisements, sponsorship placements within our site, development fees and, to a lesser extent, from electronic commerce revenues. In the last three months of 1998, we had approximately 147 advertisers, including Coca Cola, Hewlett Packard, Hilton, LEGO, Office Max, 3Com and Visa. In February 1999, we acquired factorymall.com, an online retail store doing business as Azazz.com which sells a variety of name brand products directly to consumers. We have begun integrating Azazz.com into our electronic commerce site, now known as "shop.theglobe.com." We expect to begin to generate additional revenues from electronic commerce in the second quarter of 1999. In April 1999, we acquired Attitude Network, a provider of online entertainment content whose web sites include HappyPuppy.com and GamesDomain.com, two leading web sites serving game enthusiasts.

     Our site currently has ten themes of interest. Within each theme is a combination of content, electronic commerce and interactive services. Content is both user generated and professional. We have several professional content relationships. These include CBS Marketwatch, CNET, E! Online, Fox Sports, Reuters, Thomson Investors Network, UPI, and Variety. Electronic commerce is woven contextually throughout themes. For example, within the Sports theme a user will find sports equipment for sale, while in the Business theme a user will find products directed at the business professional. Interactive services such as chat, discussion forums, and surveys are paired with content to promote usage.

     Members are also encouraged to generate their own webpages and aggregate in online communities. We do not limit the number of communities which our members can join and members are free to leave at any time. Because of this, communities are dynamic and evolve as member interests' change.

     The unique community focus of our site offers us several advantages that include:

     o    member loyalty;

     o    member-developed content; and

     o    targeted advertising.


     Our goal is to be the leading online network. We seek to attain this goal through the following key strategies:

     o    improve user experience;

     o    develop brand identity and awareness;

     o    further develop electronic commerce;

     o    implement acquisition, joint venture and alliance strategy;

     o    expand globally; and

     o    enhance membership services.

     The share amounts throughout the document do not give effect to the stock split that will be distributed to stockholders on May 14, 1999.

     We were incorporated in May 1995 in the State of Delaware. Our principal executive offices are located at 31 West 21st Street, New York, New York 10010, and our telephone number is (212) 886-0800.

                               THE OFFERING

Common stock offered by us...................2,000,000 shares

Common stock offered by the selling
 stockholders................................2,000,000 shares (1)

Common stock outstanding after this
 offering....................................13,447,963 shares (2)

Use of proceeds..............................For general corporate purposes, including working capital,
                                             expansion of our sales and
                                             marketing capabilities, brand
                                             name promotions, potential
                                             acquisitions and improvements in
                                             our web site.  See "How We Intend
                                             to Use the Proceeds from the
                                             Offering."  We will not receive
                                             any proceeds from the sale of
                                             common stock by the selling
                                             stockholders.

Nasdaq Symbol................................TGLO

--------------

(1) This represents the estimated amount of shares that we expect the selling stockholders may sell in the offering. The possible selling stockholders have not yet determined whether or not they want to to participate in the offering. If the selling stockholders collectively sell less than 2,000,000 shares in the offering, we will sell the difference in order for the total shares of common stock to be sold in the offering to be 4,000,000 shares.

(2) Based on the number of shares of common stock outstanding as of April 9, 1999, which is inclusive of the shares issued in connection with the Azazz.com and Attitude Network, Ltd. acquisitions. Excludes:

     o 2,055,759 shares of common stock issuable upon the exercise of outstanding warrants to acquire common stock at a weighted average exercise price of approximately $3.16 per share;

     o 1,888,979 shares of common stock issuable upon the exercise of stock options that would be outstanding after the offering at a weighted average exercise price of $13.08 per share;

     o 447,527 shares of common stock reserved for future issuance under the 1998 and 1995 stock option plans; and

     o 200,000 shares of common stock reserved for future issuance under the 1999 Employee Stock Purchase Plan.


     See "Capitalization," "Management--Executive Compensation,"
     "Description of Capital Stock" and the financial statements and the related notes appearing elsewhere in this prospectus.

                          SUMMARY FINANCIAL DATA
               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table summarizes the financial data for our business. You should read the following information in conjunction with the financial statements and related financial statement notes appearing elsewhere in this prospectus. See "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."



                              May 1, 1995            Year Ended
                              (inception)           December 31,
                                through     ------------------------------
                              December 31,
                                 1995        1996        1997      1998
                             -------------  -------     ------   ---------
STATEMENT OF OPERATIONS
 DATA:
Revenues................         $27            $229      $770    $5,510
Gross profit............          14             113       347     3,271
Loss from operations....         (66)           (772)   (3,883)  (16,859)
Net loss................         (66)           (750)   (3,584)  (16,046)
Basic and diluted net loss
 per share (1)..........    $  (0.06)       $  (0.67) $  (3.13) $  (6.74)
Weighted average shares
 outstanding used in basic
 and diluted per share
 outstanding (1)........    1,125,000       1,125,000 1,146,773 2,381,140


------------------

(1) Weighted average shares do not include any common stock equivalents because inclusion of common stock equivalents would have been anti-dilutive. See the financial statements and related financial statement notes appearing elsewhere in this prospectus for the determination of shares used in computing basic and diluted loss per share.

The following table indicates a summary of our balance sheet at December
31, 1998:

     o    on an actual basis;

     o on a pro forma basis giving effect to (1) the acquisition of Azazz.com and (2) the acquisition of Attitude Network, Ltd.;

     o on a pro forma as adjusted basis to reflect pro forma events described above and the receipt of the estimated net proceeds from the sale of 2,000,000 shares of common stock, after deducting the estimated underwriting discounts and commissions and offering expenses. Please see "How We Intend to Use the Proceeds from the Offering", "Capitalization," and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                   December 31, 1998
                                      -----------------------------------------
                                                                      Pro Forma
                                         Actual       Pro Forma      As Adjusted
                                      ----------- ---------------- -------------
                                                   (In Thousands)

CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents and
   short-term investments..........   $30,149         $32,569         $180,966
Working capital....................    27,009          28,271          176,668
Total assets.......................    38,130         111,743          260,140
Capital lease obligations,
   excluding current installments..     2,006           2,022            2,022
Stockholders' equity...............    30,301          99,846          248,243

                                RISK FACTORS

     An investment in our common stock is risky. Before investing, you should carefully consider the following risk factors together with all of the other information included in this prospectus.

OUR LIMITED OPERATING HISTORY MAKES FINANCIAL FORECASTING DIFFICULT.

     theglobe was founded in May 1995. Accordingly, we have a limited operating history for you to use in evaluating us and our prospects. Our prospects should be considered in light of the risks encountered by companies in the early stages of development, particularly companies operating in new and rapidly evolving markets like the Internet. We may not successfully address these risks. For example, we may not be able to:

     o maintain and increase levels of user and member traffic on our web site;
     o maintain and increase the percentage of our advertising inventory sold;
     o adapt to meet changes in our markets and competitive developments;
     o    develop or acquire content for our services;
     o    generate electronic commerce-related revenues; and
     o    identify, attract, retain and motivate qualified personnel.

REVENUE  GROWTH  IN PRIOR  PERIODS  MAY NOT BE  INDICATIVE  OF FUTURE
GROWTH.

     We achieved significant revenue growth in 1998. Our limited operating history makes prediction of future growth difficult. Accurate predictions of future growth are also difficult because of the rapid changes in our markets. Accordingly, investors should not rely on past revenue growth rates as a prediction of future growth.

WE ANTICIPATE INCREASED OPERATING EXPENSES AND EXPECT TO CONTINUE TO INCUR
LOSSES.

     To date, we have not been profitable, and we expect that we will continue to incur net losses for the foreseeable future. We had net losses of approximately $750,200 for 1996, $3.6 million for 1997, and $16.0 million for 1998. As of December 31, 1998, we had an accumulated deficit of approximately $20.4 million. The principal causes of our losses are likely to continue to be:

     o    increased general and administrative expenses;
     o    costs resulting from enhancement of our services;
     o significant increases in operating expenses in the next several years, especially in the areas of sales and marketing;
     o increased expenses necessary to maintain and develop brand identity;
     o    growth of our sales force;
     o    expansion of our business facilities; and
     o failure to generate sufficient revenue in light of increased costs.

     We will need to generate significantly increased revenues to achieve profitability, particularly if we are unable to adjust our expenses in light of any earnings shortfall. We cannot assure you that we will ever achieve or sustain profitability.

OUR QUARTERLY OPERATING RESULTS FLUCTUATE AND VARY BY SEASON.

     Our quarterly revenues, expenses and operating results have varied significantly in the past and are likely to vary significantly from quarter to quarter in the future. As a result, quarter to quarter comparisons of our revenues and operating results may not be meaningful. In addition, due to our limited operating history and our new and unproven business model, we cannot predict our future revenues or results of operations accurately. It is likely that in one or more future quarters our operating results will fall below the expectation of securities analysts and investors. If this happens, the trading price of our common stock would almost certainly be materially and adversely affected.

     The factors which will cause our quarterly operating results to fluctuate include:

     o    the level of traffic on our web site;
     o the overall demand for Internet advertising and electronic commerce;
     o the addition or loss of advertisers and electronic commerce partners on our web site;
     o    usage of the Internet;
     o seasonal trends in advertising and electronic commerce sales and member usage;
     o capital expenditures and other costs relating to the expansion of our operations;
     o    the incurrence of costs relating to acquisitions; and
     o the timing and profitability of acquisitions, joint ventures and strategic alliances.

     We derive a substantial portion of our revenues from the sale of advertising under short-term contracts. These contracts average one to three months in length. As a result, our quarterly revenues and operating results are, to a significant extent, dependent on advertising revenues from contracts entered into within the quarter, and on our ability to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. We believe that advertising sales in traditional media, such as television and radio, generally are lower in the first and third calendar quarters. If the Internet transitions from an emerging to a more developed form of media, these same patterns may develop in Internet advertising sales. Internet advertising expenditures may also develop a different seasonality pattern. Traffic levels on our site and the Internet have typically declined during the summer and year-end vacation and holiday periods.

     In addition to selling advertising, an increasing portion of our revenues may be generated from electronic commerce through our Azazz subsidiary. We also have existing electronic commerce arrangements with third parties for the sale of merchandise on our web site which are terminable upon short notice. As a result, our revenues from electronic commerce may fluctuate significantly from period to period depending on the level of demand for electronic commerce on our site and the continuation of our electronic commerce arrangements.

WE DEPEND ON OUR MEMBERS FOR CONTENT AND PROMOTION.

     We depend substantially upon member involvement for content and word-of-mouth promotion. Particularly, we depend upon the voluntary efforts of some highly motivated members who are most active in developing content to attract other Internet users to our site. This member involvement reduces the need for us to spend funds on content development and site promotion. However, we cannot assure you that these members will continue to effectively generate significant content or promote our site. Our business may be materially and adversely affected if our most highly active members become dissatisfied with our services or our focus on the commercialization of those services or for any other reason stop generating content that effectively promotes our site.

OUR BUSINESS MODEL IS NEW AND UNPROVEN.

     Our business model is new and relatively unproven. This model depends upon our ability to obtain more than one type of revenue source by using our community platform. To be successful, we must, among other things, develop and market products and services that achieve broad market acceptance by our users, advertisers and electronic commerce vendors. We must also market products directly to users and have users purchase products through our site. We cannot assure you that any Internet community, including our site, will achieve broad market acceptance. We also cannot assure you that our business model will be successful, that it will sustain revenue growth or that it will be profitable.

     Additionally, the market for our products and services is new, rapidly developing and characterized by an increasing number of market entrants. As is typical of most new and rapidly evolving markets, demand and market acceptance for recently introduced products and services are highly uncertain and risky. Moreover, because this market is new and rapidly evolving, we cannot predict our future growth rate, if any. If this market fails to develop, develops more slowly than expected or becomes saturated with competitors, or if our products and services do not achieve or sustain market acceptance, our business would be materially and adversely affected.

OUR ACQUISITIONS OR JOINT VENTURES ENTAIL NUMEROUS RISKS AND UNCERTAINTIES.

     As part of our business strategy, we review acquisition prospects or joint ventures that we expect to complement our existing business, increase our traffic, augment the distribution of our community, enhance our technological capabilities or increase our electronic commerce revenues. On February 1, 1999, we acquired Azazz.com to develop electronic commerce retailing on our site. On April 9, 1999, we acquired Attitude Network to add two leading game enthusiast web sites to our entertainment theme. We have been approached from time to time to consider and evaluate potential business combinations, either involving potential investments in our common stock, or other business combinations or joint ventures, or our acquisition of other companies. If consummated, any such transaction could result in a change of control of our company or could otherwise be material to our business or to your investment in our common stock. We are currently in discussions or negotiations for various of these kinds of transactions, some of which may be material, but we have not reached any binding agreements. These transactions may or may not be consummated. Our future acquisitions or joint ventures could result in numerous risks and uncertainties, including:

     o potentially dilutive issuances of equity securities, which may be freely tradable in the public market;
     o    large and immediate write-offs;
     o the incurrence of debt and contingent liabilities or amortization expenses related to goodwill and other intangible assets;
     o difficulties in the assimilation of operations, personnel, technologies, products and information systems of the acquired companies;
     o the diversion of management's attention from other business concerns;
     o the risks of entering geographic and business markets in which we have no or limited prior experience such as electronic commerce retailing;
     o    the risk that the acquired business will not perform as expected;
          and
     o    risks associated with international expansion.

WE MAY BE UNSUCCESSFUL IN DEVELOPING BRAND AWARENESS; BRAND IDENTITY IS CRITICAL TO US.

     We believe that establishing and maintaining awareness of "theglobe.com" brand name is critical to attracting and expanding our member base, the traffic on our web site and advertising and electronic commerce relationships. If we fail to promote and maintain our brand or our brand value is diluted, our business, operating results and financial condition could be materially adversely affected. The importance of brand recognition will increase because low barriers to entry continue to result in an increased number of web sites. To promote our brand, we may be required to continue to increase our financial commitment to creating and maintaining brand awareness. We may not generate a corresponding increase in revenues to justify these costs. Additionally, if members, other Internet users, advertisers and customers do not perceive our community experience to be of high quality, or if we introduce new services or enter into new business ventures that are not favorably received by these parties, the value of our brand could be diluted.

WE RELY SUBSTANTIALLY ON ADVERTISING REVENUES.

     We derive a substantial portion of our revenues from the sale of advertisements on our web site. We expect to continue to do so for the foreseeable future. During 1998, advertising revenues represented 89% of our net revenues. Our business model and revenues are highly dependent on the amount of traffic on our site. The level of traffic on our site determines the amount of advertising inventory we can sell. Our ability to generate significant advertising revenues depends, in part, on our ability to create new advertising programs without diluting the perceived value of our existing programs. Our ability to generate advertising revenues will also depend, in part, on the following:

     o advertisers' acceptance of the Internet as an attractive and sustainable medium;
     o advertisers' willingness to pay for advertising on the Internet at current rates;
     o the development of a large base of users of our products and services;
     o    our level of traffic;

     o the effective development of web site content that attracts users having demographic characteristics attractive to advertisers; and
     o    price competition among web sites.

     We cannot assure you that the market for Internet advertising will continue to emerge or become sustainable. If the Internet advertising market develops slower than we expect, our business performance would be materially adversely affected. To date, substantially all our advertising contracts have been for terms averaging one to three months in length, with relatively few longer term advertising contracts. Additionally, our advertising customers may object to the placement of their advertisements on some members' personal homepages, the content of which they deem undesirable. For any of the foregoing reasons, we cannot assure you that our current advertisers will continue to purchase advertisements on our site. We also compete with traditional advertising media, including television, radio, cable and print, for a share of advertisers' total advertising budgets. This results in significant pricing pressures on our advertising rates, which could have a material adverse effect on us.

WE RELY ON THIRD PARTIES OVER WHOM WE HAVE LIMITED CONTROL TO MANAGE THE PLACEMENT OF ADVERTISING ON OUR WEB SITE.

     The process of managing advertising within a large, high-traffic web site such as ours is an increasingly important and complex task. We license our advertising management system from DoubleClick, Inc. under an agreement expiring April 15, 2000. DoubleClick may terminate the agreement upon 30 days' notice (1) if we breach the agreement or (2) if DoubleClick reasonably determines that we have used their advertising management system in a manner that could damage their technology or which reflects unfavorably on DoubleClick's reputation. No assurance can be given that DoubleClick would not terminate the agreement. Any termination and replacement of DoubleClick's service could disrupt our ability to manage our advertising operations. Additionally, we have entered into a contract with Engage Technologies, Inc. for the license of proprietary software to manage the placement of advertisement on our web site. This software is still being implemented and our relationship under the contract has not yet been material. There can be no assurance that this software will effectively manage the placement of advertisements on our web site and that errors will not occur.

     To the extent that we encounter system failures or material difficulties in the operation of our advertising management systems, we may

     o be unable to deliver banner advertisements and sponsorships through our site; and

     o be required to provide additional impressions to our advertisers after the contract term.

     Our obligations to provide additional impressions would displace saleable advertising inventory. This would reduce revenues and could have a material adverse effect on us.

WE DEPEND SUBSTANTIALLY ON OUR KEY PERSONNEL.

     Our performance is substantially dependent on the continued service of our senior management and key technical personnel, all of whom have only worked together for a short time. In particular, our success depends on the continued efforts of our senior management team, especially our Co-Chief Executive Officers, Co-Presidents, and co-founders, Todd V. Krizelman and Stephan J. Paternot. We do not carry key person life insurance on any of our personnel. The loss of the services of any of our executive officers or other key employees would likely have a material adverse effect on our business.

WE DEPEND ON HIGHLY QUALIFIED TECHNICAL AND MANAGERIAL PERSONNEL.

     Our future success also depends on our continuing ability to attract, retain and motivate highly qualified technical and managerial personnel. Our business plan requires us to increase our employee base significantly over the next 12 months. Competition for employees in our industry is intense. We may be unable to attract, assimilate or retain highly qualified technical and managerial personnel in the future. Wages for managerial and technical employees are increasing and are expected to continue to increase in the future. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. If we are unable to attract and retain the technical and managerial personnel necessary to support the growth of our business, our business would likely be materially and adversely affected.

WE MAY NOT EFFECTIVELY MANAGE OUR GROWTH; OUR MANAGEMENT TEAM IS
INEXPERIENCED IN THE MANAGEMENT OF A LARGE PUBLIC COMPANY.

     Our recent growth has placed significant strains on our resources. To manage our future growth, we must continue to implement and improve our operational and financial software systems and expand and train our employee base. Some of our key employees were hired during 1998, including our Chief Operating Officer, who joined us in August 1998 and our Chief Financial Officer, who joined us in July 1998. In addition, our Director of Marketing, Director of Advertising Sales, General Counsel, Director of Business Development, Director of Communications and Director of Human Resources each have been with us for less than two years. Furthermore, the members of our current senior management, other than the Chairman, have not had any previous experience managing a public company or a large operating company. Accordingly, we cannot assure you that:

     o we will be able to effectively manage the expansion of our operations;
     o our key employees will be able to work together effectively as a team to successfully manage our growth;
     o we will be able to hire, train and manage our growing employee base;
     o our systems, procedures or controls will be adequate to support our operations; and
     o our management will be able to achieve the rapid execution necessary to fully exploit the market opportunity for our products and services.

     Our inability to manage growth effectively could have a material adverse effect on our business.

OUR CHAIRMAN AND VICE PRESIDENT OF CORPORATE DEVELOPMENT HAVE OTHER INTERESTS AND TIME COMMITMENTS; WE HAVE CONFLICTS OF INTEREST WITH SOME OF OUR DIRECTORS.

     Because our Chairman and our Vice President of Corporate Development are officers or employees of other companies, we will have to compete for their time. Michael S. Egan is our Chairman. Mr. Egan serves as the Chairman of our board of directors and as an executive officer with primary responsibility for day-to-day strategic planning and financing arrangements. Mr. Egan also is the controlling investor of Dancing Bear Investments, an entity controlled by Mr. Egan, which is our majority stockholder. Edward A. Cespedes is our Vice President of Corporate Development with primary responsibility for corporate development opportunities including mergers and acquisitions. Mr. Cespedes also serves as a Managing Director of Dancing Bear Investments. Messrs. Egan and Cespedes have not committed to devote any specific percentage of their business time with us. Accordingly, we compete with Dancing Bear Investments and related entities for their time.

     We have begun advertising electronic commerce arrangements with entities controlled by Mr. Egan and by AutoNation, Inc., an entity affiliated with H. Wayne Huizenga, one of our directors. These arrangements were not the result of arm's-length negotiations, but we believe that the terms of these arrangements are on comparable terms as if they were entered into with unaffiliated third parties. Due to their relationships with their related entities, Messrs. Egan, Cespedes and Huizenga will have an inherent conflict of interest in making any decision related to transactions between their related entities and us. We intend to review related party transactions in the future on a case-by-case basis. See "Certain Relationships and Related Transactions."

WE MAY NOT BE ABLE TO KEEP UP WITH RAPID TECHNOLOGICAL AND OTHER CHANGES.

     The markets in which we compete are characterized by:

     o    rapidly changing technology;
     o    evolving industry standards;
     o frequent new service and product announcements, introductions and enhancements; and
     o    changing consumer demands.

     We may not be able to keep up with these rapid changes. In addition, these market characteristics are heightened by the emerging nature of the Internet and the apparent need of companies from varying industries to offer Internet-based products and services. As a result, our future success depends on our ability to adapt to rapidly changing technologies and standards. We will also need to continually improve the performance, features and reliability of our services in response to competitive services and product offerings and the evolving demands of the marketplace. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require us to incur substantial expenditures to modify our services or infrastructure and could fundamentally affect the nature of our business.

WE HAVE CAPACITY CONSTRAINT AND SYSTEM DEVELOPMENT RISKS.

     A key element of our strategy is to generate a high volume of user traffic. Our ability to attract advertisers and to achieve market acceptance of our products and services and our reputation depend significantly upon the performance of our network infrastructure, including our server, hardware and software. Any system failure, including network, software or hardware failure, that causes an interruption in our service or a decrease in responsiveness of our web site could result in reduced traffic and reduced revenue, and could impair our reputation. Our web site must accommodate a high volume of traffic and deliver frequently updated information. Our web site has in the past and may in the future experience slower response times for a variety of reasons, including system failures and an increase in the volume of user traffic on our web site. Accordingly, we face risks related to our ability to accommodate our expected customer levels while maintaining superior performance. In addition, slower response time may result in fewer users at our site or users spending less time at our site. This would decrease the amount of inventory available for sale to advertisers. Accordingly, any failure of our server and networking systems to handle current or higher volumes of traffic at sufficient response times would have a material adverse effect on our business.

     In the fourth quarter of 1998 and the first quarter of 1999, we moved our principal servers to the New York Teleport facility in Staten Island, New York under a lease with Telehouse International Corporation of America. Telehouse International does not guarantee that our Internet access will be uninterrupted, error-free or secure. We maintain computer hardware, servers and operations relating to shop.theglobe.com in Seattle, Washington, which are hosted by Exodus Communications, Inc. Additionally, we maintain computer hardware, servers and operations relating to Attitude Network in Herndon, West Virginia, which are hosted by Frontier GlobalCenter, and in London, England which are hosted by Telehouse International. Although each of Exodus, Frontier and Telehouse provides comprehensive facilities management services, including human and technical monitoring of all production servers 24 hours-per-day, seven days-per-week, neither Exodus, Frontier nor Telehouse guarantees that our Internet access will be uninterrupted, error-free or secure. Our operations depend on the ability to protect our systems against damage from unexpected events, including fire, power loss, water damage, telecommunications failures and vandalism. Any disruption in our Internet access could have a material adverse effect on us. In addition, computer viruses, electronic break-ins or other similar disruptive problems could also materially adversely affect our web site. Our reputation and theglobe.com brand could be materially and adversely affected by any problems to our site. Our insurance policies may not adequately compensate us for any losses that may occur due to any failures or interruptions in our systems. We do not presently have any secondary off-site systems or a formal disaster recovery plan.

     In addition, our users depend on Internet service providers, online service providers and other web site operators for access to our web sites. Many of them have experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems. Moreover, the Internet infrastructure may not be able to support continued growth in its use. Furthermore, we depend on hardware suppliers for prompt delivery, installation and service of equipment used to deliver our products and services. Any of these problems could materially adversely affect our business.

HACKERS MAY ATTEMPT TO PENETRATE OUR SECURITY SYSTEM; ONLINE SECURITY BREACHES COULD HARM OUR BUSINESS.

     Consumer and supplier confidence in our web site depends on maintaining relevant security features. Substantial or ongoing security breaches on our system or other Internet-based systems could significantly harm our business. We incur substantial expenses protecting against and remedying security breaches. Security breaches also could damage our reputation and expose us to a risk of loss or litigation. Experienced programmers or "hackers" have successfully penetrated our system and we expect that these attempts will continue to occur from time to time. Because a hacker who is able to penetrate our network security could misappropriate proprietary information or cause interruptions in our products and services, we may have to expend significant capital and resources to protect against or to alleviate problems caused by these hackers. Additionally, we may not have a timely remedy against a hacker who is able to penetrate our network security. Such security breaches could materially adversely affect our company. In addition, the transmission of computer viruses resulting from hackers or otherwise could expose us to significant liability. Our insurance policies carry low coverage limits, which may not be adequate to reimburse us for losses caused by security breaches. We also face risks associated with security breaches affecting third parties with whom we have relationships.

COMPETITION FOR MEMBERS, USERS AND ADVERTISERS, AS WELL AS COMPETITION IN THE ELECTRONIC COMMERCE MARKET IS INTENSE AND IS EXPECTED TO INCREASE SIGNIFICANTLY.

     The market for members, users and Internet advertising among web sites is new and rapidly evolving. Competition for members, users and advertisers, as well as competition in the electronic commerce market, is intense and is expected to increase significantly. Barriers to entry are relatively insubstantial and we believe we will face competitive pressures from many additional companies both in the United States and abroad. Accordingly, pricing pressure on advertising rates will increase in the future which could have a material adverse effect on us. All types of web sites compete for users. Competitor web sites include community sites, as well as "gateway" or "portal" sites and various other types of web sites. We believe that the principal competitive factors in attracting users to a site are:

     o    functionality of the web site;
     o    brand recognition;
     o    member affinity and loyalty;
     o    broad demographic focus;
     o    open access for visitors;
     o    critical mass of users, particularly for community-type sites;
          and
     o    services for users.

     We compete for users, advertisers and electronic commerce marketers with the following types of companies:


     o other online community web sites, such as GeoCities, which has agreed to be acquired by Yahoo!; Tripod and AngelFire, subsidiaries of Lycos; and Xoom.com;
     o search engines and other Internet "portal" companies, such as Excite, InfoSeek, Lycos and Yahoo!;

     o    online content web sites, such as CNET, ESPN.com and ZDNet.com;
     o publishers and distributors of television, radio and print, such as CBS, NBC and CNN/Time Warner;
     o general purpose consumer online services, such as America Online and Microsoft Network;
     o web sites maintained by Internet service providers, such as AT&T WorldNet, EarthLink and MindSpring;
     o electronic commerce web sites, such as Amazon.com, Etoys and CDNow; and
     o other web sites serving game enthusiasts, including Ziff Davis' Gamespot and CNET's Gamecenter.

     Additional competitive factors specific to attracting advertisers include the ability to offer targeted audiences and the overall cost effectiveness of the advertising medium we offer. We will also need to continue to increase significantly our user base and traffic to compete effectively.

     Many of our competitors, including other community sites, have announced that they are contemplating developing Internet navigation services and are attempting to become "gateway" or "portal" sites through which users may enter the web. In the event these companies develop successful "portal" sites, we could lose a substantial portion of our user traffic. Furthermore, many non-community sites are seeking to develop community aspects in their sites.

     Many of our existing and potential competitors, including companies operating web directories and search engines, and traditional media companies, have the following advantages:

     o    longer operating histories in the Internet market;
     o    greater name recognition;
     o    larger customer bases; and
     o significantly greater financial, technical and marketing resources.

     In addition, providers of Internet tools and services, including community-type sites, may be acquired by, receive investments from, or enter into other commercial relationships with larger, well-established and well-financed companies, such as Microsoft and America Online. For example, Excite has agreed to be acquired by At Home, America Online agreed to acquire Netscape and Lycos announced a transaction in which USA Networks would merge its online and retailing assets, which include Ticketmaster Citysearch Online, with Lycos. In addition, there has been other significant consolidation in the industry. This consolidation may continue in the future. We could face increased competition in the future from traditional media companies, including cable, newspaper, magazine, television and radio companies. A number of these large traditional media companies, including Disney, CBS and NBC, have been active in Internet related activities. Those competitors may be able to undertake more extensive marketing campaigns for their brands and services, adopt more aggressive advertising pricing policies and make more attractive offers to potential employees, distribution partners, electronic commerce companies, advertisers and third-party content providers. Furthermore, our existing and potential competitors may develop sites that are equal or superior in quality to, or that achieve greater market acceptance than, our site. We cannot assure you that advertisers may not perceive our competitors' sites as more desirable than ours.

     To compete with other web sites, we plan to develop and introduce new features and functions, such as increased capabilities for user personalization and interactivity. We also plan to develop and introduce new products and services, such as new content targeted for specific user groups with particular demographic and geographic characteristics. These improvements will require us to spend significant funds and may require the development or licensing of increasingly complex technologies. Enhancements of or improvements to our web site may contain undetected programming errors that require significant design modifications, resulting in a loss of customer confidence and user support and a decrease in the value of our brand name. Our failure to effectively develop and produce new features, functions, products and services could affect our ability to compete with other web sites. This could have a material adverse effect on us.

     Web browsers offered by Netscape and Microsoft also increasingly incorporate prominent search buttons that direct traffic to competing services. These features could make it more difficult for Internet users to find and use our product and services. In the future, Netscape, Microsoft and other browser suppliers may also more tightly integrate products and services similar to ours into their browsers or their browsers' pre-set home page. Additionally, entities that sponsor or maintain high-traffic web sites or that provide an initial point of entry for Internet viewers, such as the Regional Bell Operating Companies, cable companies or Internet service providers, such as Microsoft and America Online, offer and can be expected to consider further development, acquisition or licensing of Internet search and navigation functions that compete with us. These competitors could also take actions that make it more difficult for viewers to find and use our products and services.

     Additionally, the electronic commerce market is new and rapidly evolving, and we expect competition among electronic commerce merchants to increase significantly. Because the Internet allows consumers to easily compare prices of similar products or services on competing web sites and there are low barriers to entry for potential competitors, gross margins for electronic commerce transactions may narrow in the future. Many of the products that we sell on our web site may be sold by the maker of the product directly or by other web sites. Competition among Internet retailers, our electronic commerce partners and product makers may have a material adverse effect on our ability to generate revenues through electronic commerce transactions or from these electronic commerce partners. See also "Business--Competition."

WE DEPEND ON THE CONTINUED GROWTH IN THE USE AND COMMERCIAL VIABILITY OF
THE WEB.

     Our market is new and rapidly evolving. Our business is substantially dependent upon the continued rapid growth in the use of the Internet and electronic commerce on the Internet becoming more widespread. Commercial use of the Internet is relatively new. Web usage may be inhibited for a number of reasons, including:


     o    inadequate network infrastructure;
     o security and authentication concerns with respect to transmission over the Internet of confidential information, including credit card numbers, or other personal information;
     o    ease of access;
     o    inconsistent quality of service;
     o    availability of cost-effective, high-speed service; and
     o    bandwidth availability.

     If the Internet develops as a commercial medium more slowly than we expect, it will adversely affect our business. Additionally, if web usage grows, the Internet infrastructure may not be able to support the demands placed on it by this growth or its performance and reliability may decline. Web sites have experienced interruptions in their service as a result of outages and other delays occurring throughout the Internet network infrastructure. If these outages or delays frequently occur in the future, web usage, as well as usage of our web site, could grow more slowly or decline. Also, the Internet's commercial viability may be significantly hampered due to:

     o delays in the development or adoption of new operating and technical standards and performance improvements required to handle increased levels of activity;
     o    increased government regulation; and
     o insufficient availability of telecommunications services which could result in slower response times and adversely affect usage of the Internet.

WE MAY BE MATERIALLY ADVERSELY AFFECTED IF ELECTRONIC COMMERCE DOES
NOT BECOME A VIABLE SOURCE OF SIGNIFICANT REVENUES FOR THEGLOBE.COM. IN ADDITION, OUR ELECTRONIC COMMERCE BUSINESS MAY RESULT IN SIGNIFICANT LIABILITY CLAIMS AGAINST US.

     In the first quarter of 1999, we acquired Azazz, which is a direct marketer of products over the Internet. However, we have limited experience in the sale of products online and the development of relationships with manufacturers and suppliers of these products. We also face many uncertainties which may affect our ability to generate electronic commerce revenues, including:

     o our ability to obtain new customers at a reasonable cost, retain existing customers and encourage repeat purchases;
     o the likelihood that both online and retail purchasing trends may rapidly change;
     o    the level of product returns;
     o    merchandise shipping costs and delivery times;
     o    our ability to manage inventory levels;
     o    our ability to secure and maintain relationships with vendors;
     o the possibility that our vendors may sell their products through other sites; and
     o    intense competition for electronic commerce revenues.

     Accordingly, we cannot assure you that electronic commerce transactions will provide a significant or sustainable source of revenues or profits. Additionally, due to the ability of consumers to easily compare prices of similar products or services on competing web sites, gross margins for electronic commerce transactions may narrow in the future and, accordingly, our revenues and profits from electronic commerce arrangements may be materially negatively impacted. If use of the Internet for electronic commerce does not continue to grow, our business and financial condition would be materially and adversely affected.

     Additionally, consumers may sue us if any of the products that we sell are defective, fail to perform properly or injure the user. Some of our agreements with manufacturers contain provisions intended to limit our exposure to liability claims. However, these limitations may not prevent all potential claims. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. As a result, any claims, whether or not successful, could seriously damage our reputation and our business.

INTERNET ADVERTISING MAY NOT PROVE AS EFFECTIVE AS TRADITIONAL MEDIA.

     The Internet advertising market is new and rapidly evolving. We cannot yet gauge its effectiveness as compared to traditional advertising media. Many of our current or potential advertising partners have little or no experience using the Internet for advertising purposes and they have allocated only a limited portion of their advertising budgets to Internet advertising. The adoption of Internet advertising, particularly by those entities that have historically relied upon traditional media, requires the acceptance of a new way of conducting business, exchanging information and advertising products and services. Advertisers that have traditionally relied upon other advertising media may be reluctant to advertise on the Internet or find it less effective.

     No standards have been widely accepted to measure the effectiveness of Internet advertising or to measure the demographics of our user base. Additionally, no standards have been widely accepted to measure the number of members, unique users or page views related to a particular site. We cannot assure you that any standards will become available in the future or that standards will accurately measure our users or the full range of user activity on our site. If standards do not develop, advertisers may not advertise on the Internet. In addition, we depend on third parties to provide these measurement services. These measurements are often based on sampling techniques or other imprecise measures and may materially differ from each other and from our estimates. We cannot assure you that advertisers will accept our or other parties' measurements. The rejection by advertisers of these measurements could have a material adverse effect on our business and financial condition.

     The sale of Internet advertising is subject to intense competition that has resulted in a wide variety of pricing models, rate quotes and advertising services. For example, advertising rates may be based on the number of user requests for additional information made by clicking on the advertisement, known as "click throughs," or on the number of times an advertisement is displayed to a user, known as "impressions." Our contracts with advertisers typically guarantee the advertiser a minimum number of impressions. To the extent that minimum impression levels are not achieved for any reason, including the failure to obtain the expected traffic, our contracts with advertisers may require us to provide additional impressions after the contract term, which may adversely affect the availability of our advertising inventory. This could have a material adverse effect on us.

     Our revenues could be materially adversely affected if we are unable to adapt to other pricing models for Internet advertising if they are adopted. It is difficult to predict which, if any, pricing models for Internet advertising will emerge as the industry standard. This makes it difficult to project our future advertising rates and revenues. Additionally, it is possible that Internet access providers may, in the future, act to block or limit various types of advertising or direct solicitations, whether at their own behest or at the request of users. Moreover, "filter" software programs that limit or prevent advertising from being delivered to an Internet user's computer are available. Widespread adoption of this software could adversely affect the commercial viability of Internet advertising.

WE DEPEND ON THIRD PARTIES TO INCREASE TRAFFIC ON OUR SITE AND TO PROVIDE SOFTWARE AND PRODUCTS.

     We are dependent on various web sites that provide direct links to our site. These web sites may not attract significant numbers of users and we may not receive a significant number of additional users from these relationships. We also enter into agreements with advertisers, electronic commerce marketers or other third-party web sites that require us to exclusively feature these parties in particular areas or on particular pages of our site. These exclusivity agreements may limit our ability to enter into other relationships. Our agreements with third party sites do not require future minimum commitments to use our services or provide access to our site and may be terminated at the convenience of the other party. Moreover, we do not have agreements with a majority of the web sites that provide links to our site. These sites may terminate their links at any time. Many companies we may pursue for strategic relationships offer competing services. As a result, these competitors may be reluctant to enter into strategic relationships with us. Our business could be materially adversely affected if we do not establish and maintain strategic relationships on commercially reasonable terms or if any of our strategic relationships do not result in increased traffic on our web site.

     Additionally, we cannot assure you that we will be able to maintain relationships with third parties that supply us with software or products that are crucial to our success, or that these software or products will be able to sustain any third-party claims or rights against their use. Furthermore, we cannot assure you that the software, services or products of those companies that provide access or links to our services or products will achieve market acceptance or commercial success. Accordingly, we cannot assure you that our existing relationships will result in sustained business partnerships, successful service or product offerings or the generation of significant revenues for us.

WE MAY NEED TO RAISE ADDITIONAL FUNDS, INCLUDING THROUGH THE ISSUANCE OF
DEBT.

     We believe that the net proceeds from this offering, together with our current cash and cash equivalents, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for our existing business for at least twelve months. We expect that we will continue to experience negative operating cash flow for the foreseeable future as a result of significant spending on advertising and infrastructure. Accordingly, we may need to raise additional funds in a timely manner in order to:

     o    fund our anticipated expansion;
     o    develop new or enhanced services or products;
     o    respond to competitive pressures;
     o    acquire complementary products, businesses or technologies; and
     o    enter into joint ventures.

     If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders will be reduced. Stockholders may experience additional dilution and these securities may have rights senior to those of the holders of our common stock. We do not have any contractual restrictions on our ability to incur debt. Any indebtedness could contain covenants which restrict our operations. We cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our business could be materially adverse effected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

WE RELY ON INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS.

     We regard substantial elements of our web site and underlying technology as proprietary and attempt to protect them by relying on intellectual property laws and restrictions on disclosure. We also generally enter into confidentiality agreements with our employees and consultants. In connection with our license agreements with third parties we generally seek to control access to and distribution of our technology and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our proprietary information without authorization or to develop similar technology independently. Thus, we cannot assure you that the steps taken by us will prevent misappropriation or infringement of our proprietary information which could have a material adverse effect on our business. In addition, our competitors may independently develop similar technology, duplicate our products or design around our intellectual property rights.

     We pursue the registration of our trademarks in the United States and internationally. However, effective trademark and other intellectual property protection may not be available in every country in which our services are distributed or made available through the Internet. Policing unauthorized use of our proprietary information is difficult. Legal standards relating to the validity, enforceability and scope of protection of proprietary rights in Internet-related businesses are also uncertain and still evolving. We cannot assure you about the future viability or value of any of our proprietary rights.

     Litigation may be necessary in the future to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Furthermore, we cannot assure you that our business activities will not infringe upon the proprietary rights of others, or that other parties will not assert infringement claims against us, including claims related to providing hyperlinks to web sites operated by third parties or providing advertising on a keyword basis that links a specific search term entered by a user to the appearance of a particular advertisement. Moreover, from time to time, third parties may assert claims of alleged infringement by us or our members of their intellectual property rights. Any litigation claims or counterclaims could impair our business because they could:

     o    be time-consuming;
     o    result in costly litigation;
     o    subject us to significant liability for damages;
     o    result in invalidation of our proprietary rights;
     o    divert management's attention;
     o    cause product release delays; or
     o require us to redesign our products or require us to enter into royalty or licensing agreements that may not be available on terms acceptable to us, or at all.

     We license from third parties various technologies incorporated into our site. As we continue to introduce new services that incorporate new technologies, we may be required to license additional technology from others. We cannot assure you that these third-party technology licenses will continue to be available to us on commercially reasonable terms. Additionally, we cannot assure you that the third parties from which we license our technology will be able to defend our proprietary rights successfully against claims of infringement. As a result, our inability to obtain any of these technology licenses could result in delays or reductions in the introduction of new services or could adversely affect the performance of our existing services until equivalent technology can be identified, licensed and integrated.

     We own the Internet domain names "theglobe.com," "shop.theglobe.com," "tglo.com," "azazz.com," "happypuppy.com," "realmx.com," "kidsdomain.com" and "gamesdomain.com." The regulation of domain names in the United States and in foreign countries may change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names, any or all of which may dilute the strength of our names. We may not acquire or maintain our domain names in all of the countries in which our web site may be accessed, or for any or all of the top-level domain names that may be introduced. The relationship between regulations governing domain names and laws protecting proprietary rights is unclear. Therefore, we may not be able to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of our trademarks and other proprietary rights. See "Business--Intellectual Property and Proprietary Rights."

WE MAY FACE INCREASED GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES IN OUR INDUSTRY.

     There are an increasing number of federal, state, local and foreign laws and regulations pertaining to the Internet. In addition, a number of federal, state, local and foreign legislative and regulatory proposals are under consideration. Laws or regulations may be adopted with respect to the Internet relating to liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy and quality of products and services. Changes in tax laws relating to electronic commerce could materially effect our business. Moreover, the applicability to the Internet of existing laws governing issues such as intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment and personal privacy is uncertain and developing. Any new legislation or regulation, or the application or interpretation of existing laws or regulations, may decrease the growth in the use of the Internet, may impose additional burdens on electronic commerce or may alter how we do business. This could decrease the demand for our services, increase our cost of doing business, increase the costs of products sold through the Internet or otherwise have a material adverse effect on our business, results of operations and financial condition. See "Business--Government Regulation and Legal Uncertainties."

WE MAY BE EXPOSED TO LIABILITY FOR INFORMATION RETRIEVED FROM OR
TRANSMITTED OVER THE INTERNET OR FOR PRODUCTS SOLD OVER THE INTERNET.

     Users may access content on our web site or the web sites of our distribution partners or other third parties through web site links or other means, and they may download content and subsequently transmit this content to others over the Internet. This could result in claims against us based on a variety of theories, including defamation, obscenity, negligence, copyright, trademark infringement or the wrongful actions of third parties. Other theories may be brought based on the nature, publication and distribution of our content or based on errors or false or misleading information provided on our web site. Claims have been brought against online services in the past and we have received inquiries from third parties regarding these matters. The claims could be material in the future. We could also be exposed to liability for third party content posted by members on their personal web pages or by users in our chat rooms or on our bulletin boards.

     Additionally, we offer e-mail service, which a third party provides. The e-mail service may expose us to potential liabilities or claims resulting from unsolicited e-mail, lost or misdirected messages, fraudulent use of e-mail or delays in e-mail service. We also enter into agreements with commerce partners and sponsors under which we are entitled to receive a share of any revenue from the purchase of goods and services through direct links from our site. After the Azazz acquisition in February 1999, we also began selling products directly to consumers. Those arrangements may expose us to additional legal risks, regulations by local, state, federal and foreign authorities and potential liabilities to consumers of these products and services, even if we do not ourselves provide these products or services. We cannot assure you that any indemnification that may be provided to us in some of these agreements with these parties will be adequate.

     Even if these claims do not result in our liability, we could incur significant costs in investigating and defending against these claims. The imposition of potential liability for information carried on or disseminated through our systems could require us to implement measures to reduce our exposure to liability. Those measures may require the expenditure of substantial resources and limit the attractiveness of our services. Additionally, our insurance policies may not cover all potential liabilities to which we are exposed.

WE MAY HAVE TROUBLE EXPANDING INTERNATIONALLY.

     A part of our strategy is to expand into foreign markets. In April 1999, we acquired Attitude Network, which operates Gamesdomain.com through a wholly-owned U.K. subsidiary. We have not previously operated internationally. Additionally, we are not completely familiar with U.K. law and its ramifications on our business. There can be no assurance that the Internet or our community model will become widely accepted for advertising and electronic commerce in any international markets. To expand overseas we intend to seek to acquire additional web sites and enter into relationships with foreign business partners. This strategy contains risks, including:

     o we may experience difficulty in managing international operations because of distance, as well as language and cultural differences;
     o we or our future foreign business associates may not be able to successfully market and operate our services in foreign markets;
     o because of substantial anticipated competition, it will be necessary to implement our business strategy quickly in international markets to obtain a significant share of the market; and
     o we do not have the content or services necessary to substantially expand our operations in many foreign markets.

     We will unlikely be able to significantly penetrate these markets unless we gain the relevant content, either through partnerships, other business arrangements or possibly acquisitions with content-providers in these markets. There are also risks inherent in doing business on an international level, including:

     o    unexpected changes in regulatory requirements;
     o    trade barriers;
     o    difficulties in staffing and managing foreign operations;
     o fluctuations in currency exchange rates and the introduction of the euro;
     o    longer payment cycles in general;
     o    problems in collecting accounts receivable;
     o    difficulty in enforcing contracts;
     o    political and economic instability;
     o seasonal reductions in business activity in certain other parts of the world; and
     o    potentially adverse tax consequences.

VARIOUS STOCKHOLDERS, INDIVIDUALLY OR IN THE AGGREGATE, MAY CONTROL US.

     Before this offering, Michael S. Egan, our Chairman, beneficially owned or controlled, directly or indirectly, 6,123,024 shares of our common stock which in the aggregate represents approximately 45.3% of the outstanding shares of our common stock. Todd V. Krizelman and Stephen J. Paternot, our Co-Chief Executive Officers and Co-Presidents, together, beneficially owned 15.4% of our common stock. After this offering, Mr. Egan will beneficially own or control, directly or indirectly, approximately % of our common stock, and % if the over-allotment option is exercised. Mssrs. Krizelman and Paternot, together, will beneficially own approximately % of our common stock, and % if the over-allotment option is exercised. These stockholders, if acting together, would be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combinations.

     Messrs. Egan, Krizelman, Paternot and Edward A. Cespedes and Rosalie
V. Arthur, each of whom is a director of our company, and we have entered into a stockholders' agreement. As a result of the stockholders' agreement, Mr. Egan has agreed to vote for up to two nominees of Messrs. Krizelman and Paternot to the board of directors and Messrs. Krizelman and Paternot have agreed to vote for the nominees of Mr. Egan to the board, which will be up to five directors. Consequently, Mr. Egan, Krizelman and Paternot control the ability to elect a majority of our directors. In addition, collectively Messrs. Egan, Krizelman and Paternot have the ability to control the outcome of all issues submitted to a vote of our stockholders requiring majority approval. Additionally, each party other than Mr. Egan has granted an irrevocable proxy with respect to all matters subject to a stockholder vote to Dancing Bear Investments, Inc., an entity controlled by Mr. Egan, for any shares held by that party received upon the exercise of outstanding warrants for 225,000 shares of our common stock. The stockholders' agreement also provides for tag-along and drag-along rights in connection with any private sale of these securities. See "Description of Capital Stock."

THE YEAR 2000 ISSUE MAY AFFECT OUR OPERATIONS.

     Year 2000 issues related to non-compliant information technology systems or non-information technology systems operated by us or by third parties may affect us. We have substantially completed an assessment of our internal and external third-party information technology systems and non-information technology systems and a test of the information technology systems that support our web site. At this point in our assessment and testing, we are not aware of any Year 2000 problems relating to systems operated by us or by third parties that would have a material effect on our business, without taking into account our efforts to avoid these problems. Based on our assessment to date, we do not anticipate that costs associated with remediating our non-compliant information technology systems or non-information technology systems will be material, although we cannot assure you that this will be the case. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Impact of the Year 2000."

     To the extent that we finalize our assessment without identifying any material non-compliant information technology systems operated by us or by third parties, the most reasonably likely worst case Year 2000 scenario is the failure of one or more of our vendors of hardware or software or one or more providers of non-information technology systems to properly identify any Year 2000 compliance issues and remediate any issues before December 31, 1999. A failure could prevent us from operating our business, prevent users from accessing our web site, or change the behavior of advertising customers or persons accessing our web site. We believe that the primary business risks, in the event of a failure, would include, but not be limited to:

     o    lost advertising revenues;
     o    increased operating costs;
     o    loss of customers or persons accessing our web site;
     o    other business interruptions of a material nature; and
     o claims of mismanagement, misrepresentation, or breach of contract.

Any of these risks could have a material adverse effect on our business.

OUR STOCK PRICE IS VOLATILE.

     The trading price of our common stock has been volatile and may continue to be volatile in response to various factors, including:

     o    quarterly variations in our operating results;
     o    competitive announcements;
     o    changes in financial estimates by securities analysts;
     o the operating and stock price performance of other companies that investors may deem comparable to us; and
     o    news relating to trends in our markets.

     The stock market has experienced significant price and volume fluctuations, and the market prices of technology companies, particularly Internet-related companies, have been highly volatile. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against a company. Litigation, if instituted, whether or not successful, could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse effect on our business.

THE SALE OF SHARES ELIGIBLE FOR FUTURE SALE IN THE OPEN MARKET COULD DEPRESS OUR STOCK PRICE.

     Sales of significant amounts of common stock in the public market in the future or the perception that sales will occur could materially and adversely affect the market price of the common stock or our future ability to raise capital through an offering of our equity securities. There are 6,495,840 shares of common stock held by our stockholders that are "restricted securities," as that term is defined in Rule 144 of the Securities Act of 1933. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 under the Securities Act. In connection with our initial public offering, all of our directors, officers and the holders of a substantial portion of our stock agreed, with exceptions, that they will not sell any common stock without the prior consent of Bear, Stearns & Co. Inc. before May 12, 1999. Bear, Stearns & Co. Inc. may, however, in its sole discretion and at any time without notice, release all or any portion of the shares subject to lock-up agreements. Following this date, approximately 1,133,380 shares of the restricted securities will be immediately eligible for sale in the public market under Rule 144 without volume limitation or further registration under the Securities Act, not including approximately 5,362,460 shares held by our "affiliates," within the meaning of the Securities Act. These 5,362,460 shares will be eligible for public sale subject to volume limitation. In connection with this offering, the underwriters will require all of our directors, and officers, with the exception of any shares sold by them in the offering, to agree not to sell any common stock, without the prior consent of Bear, Stearns & Co. at any time prior to 90 days following the effective date of this registration statement.

     There are outstanding options to purchase 1,888,979 shares of common stock which are eligible for sale in the public market from time to time depending on vesting and the expiration of lock-up agreements. The issuance of these securities are registered under the Securities Act. In addition, there are outstanding warrants to purchase up to 2,055,759 shares of our common stock upon exercise.

     Substantially all of our stockholders holding restricted securities, including shares issuable upon the exercise of warrants to purchase our common stock, are entitled to registration rights under various conditions. Following the expiration of the 90 day lock-up period required by the underwriters in connection with this offering, we have agreed to file a registration statement for up to 343,916 shares of common stock issued to acquire Azazz.com. We filed a Form S-8 registration statement under the Securities Act to register 41,017 shares of common stock issuable upon the exercise of options assumed in connection with the acquisition of Azazz.com. The shares covered by that registration statement will be eligible for sale in the public markets. See "Principal and Selling Stockholders" and "Description of Capital Stock."

ANTI-TAKEOVER PROVISIONS AFFECTING US COULD PREVENT OR DELAY A CHANGE OF
CONTROL.

     Provisions of our charter, by-laws and stockholder rights plan and provisions of applicable Delaware law may:

     o have the effect of delaying, deferring or preventing a change in control of our company;
     o discourage bids of our common stock at a premium over the market price; or
     o adversely affect the market price of, and the voting and other rights of the holders of, our common stock.

     We must follow Delaware laws that could have the effect of delaying, deterring or preventing a change in control of our company. One of these laws prohibits us from engaging in a business combination with any interested stockholder for a period of three years from the date the person became an interested stockholder, unless various conditions are met. In addition, provisions of our charter and by-laws, and the significant amount of common stock held by our executive officers, directors and affiliates, could together have the effect of discouraging potential takeover attempts or making it more difficult for stockholders to change management. See "Description of Capital Stock--Delaware Law and Various Charter and By-laws Provisions."

WE DO NOT EXPECT TO PAY CASH DIVIDENDS.

     We do not anticipate paying any cash dividends in the foreseeable future.


OUR MANAGEMENT CAN SPEND MOST OF THE PROCEEDS FROM THIS OFFERING IN WAYS WITH WHICH STOCKHOLDERS MIGHT NOT AGREE.

     Our management can spend most of the proceeds from this offering in ways with which the stockholders might not agree. We cannot predict that the proceeds will be invested to yield a favorable return. See "How We Intend to Use the Proceeds from the Offering."

AS A NEW INVESTOR, YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION.

     Investors purchasing shares of common stock in the offering will incur immediate and substantial dilution in net tangible book value per share of the common stock from the offering price of $65.68 per share. To the extent outstanding options or warrants to purchase common stock are exercised, there will be further dilution. See "Dilution."

           CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward looking statements that have been made under the provisions of the Private Securities Litigation Reform Act of 1995. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and variations of these words and similar expressions are intended to identify forward-looking statements. We have based these statements on our current expectations about future events. Although we believe that our expectations about future events are reasonable, we cannot assure you that these expectations will be achieved. Important factors which would cause our actual results to differ materially from the forward-looking statements in this prospectus are described in the "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere in this prospectus. We urge you to carefully consider these factors. We caution you that any forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. All forward-looking statements attributable to us are expressly qualified in their entirety by the foregoing cautionary statement.

            HOW WE INTEND TO USE THE PROCEEDS FROM THE OFFERING

     The estimated net proceeds to us from the sale of the 2,000,000 shares of common stock we are offering are estimated to be $148.4 million at an assumed public offering price of $78.94 per share, the price on April 9, 1999, after deducting the estimated underwriting discount and offering expenses. We will not receive any proceeds from the sale of the shares that the selling stockholders are selling.

     We expect to use the net proceeds for general corporate purposes, including working capital, expansion of our sales and marketing capabilities, brand name promotions, potential acquisitions and improvements in our web site. The amounts we actually spend for these purposes may vary significantly and will depend on a number of factors, including our future revenue and cash generated by operations and the other factors described under "Risk Factors." In the ordinary course of business, we evaluate potential acquisitions of businesses, technologies and product offerings or minority investments in businesses. However, we have no current agreements with respect to any such acquisitions or investments. Pending use of the net proceeds, we intend to invest them in short-term, interest-bearing, investment grade securities. Therefore, we will have broad discretion in the way we use the net proceeds. See "Our management can spend most of the proceeds from this offering in ways with which stockholders might not agree."



                              DIVIDEND POLICY

     We have not declared or paid any cash dividends on our common stock. We currently intend to retain our future earnings, if any, to fund the development and growth of our business and, therefore, do not anticipate paying any cash dividends in the foreseeable future. The declaration and payment of dividends by us are subject to the discretion of the board of directors. Any future determination to pay dividends will depend on our results of operations, financial condition, capital requirements, contractual restrictions and other factors deemed relevant by the board of directors.

                      PRICE RANGE OF OUR COMMON STOCK

     Our common stock trades on the Nasdaq National Market under the symbol "TGLO." The following table sets forth the range of high and low closing sales prices of our common stock for the periods indicated:


                     FISCAL 1998                  HIGH         LOW
                     -----------                  ----         ---

        Quarter ended December 31, 1998          $63.500     $27.438
        (from November 13, 1998)

                     FISCAL 1999
                     -----------

        First Quarter                            $67.063     $31.500

     On April 9, 1999, the last reported sale price for our common stock on the Nasdaq National Market was $78.94 per share. The market price for our stock is highly volatile and fluctuates in response to a wide variety of factors. See "Risk Factors--Our stock price is volatile."

                               CAPITALIZATION

     The following table sets forth our capitalization as of December 31, 1998:

     o    on an actual basis;
     o on a pro forma basis giving effect to (1) the acquisition of Azazz.com and (2) the acquisition of Attitude Network, Ltd.;
     o on a pro forma as adjusted basis to reflect the pro forma events described above and the receipt of the estimated net proceeds from the sale of 2,000,000 shares of common stock, after deducting the estimated underwriting discounts and commissions and offering expenses. See "How We Intend to Use the Proceeds from the Offering."

     You should read this information together with our financial statements and the notes to those statements appearing elsewhere in this prospectus.

                                                          December 31, 1998
                                                   ----------------------------
                                                                      Pro Forma
                                                    Actual  Pro Forma     As
                                                                       Adjusted
                                                   -------  --------- ---------
                                                        (Dollars in thousands)

Notes payable-related party, net of current
 portion........................................   $  --      $  103     $  103
Long-term debt..................................      --       2,343      2,343
Obligations under capital leases, excluding
 current installments...........................   2,006       2,022      2,022
Stockholders' equity:
   Preferred Stock, 3,000,000 shares authorized:
      Convertible preferred stock, Series A
      through E, $0.001 par value; 2,900,001
      shares authorized; -0- shares issued and
      outstanding...............................      --          --          --
   Common stock, $0.001 par value:  100,000,000
      shares authorized; 10,312,256 shares issued
      and outstanding, actual; 11,441,358 and
      13,441,358 shares issued and outstandin
      pro forma and pro forma as adjusted,
      respectively(1)...........................      10          11         13
   Additional paid-in capital................     50,915     120,459    268,854
   Deferred compensation.....................       (128)       (128)      (128)
   Net unrealized loss on available-for-sale
      securities..............................       (50)        (50)       (50)
   Accumulated deficit.......................    (20,446)    (20,446)   (20,446)
                                                ---------- ---------- ----------
Total stockholders' equity...................     30,301      99,846    248,243
                                                ---------- ---------- ----------
Total capitalization........................     $32,307    $104,314   $252,711
                                                ========== ========== ==========

---------------------
(1)  Excludes:

     o 2,055,759 shares of our common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of approximately $3.16 per share;
     o 1,888,979 shares of our common stock issuable upon the exercise of stock options that would be outstanding at a weighted average exercise price of $13.08 per share; and
     o 447,527 shares of our common stock reserved for future issuance under our 1998 and 1995 stock option plans;

     o 200,000 shares of common stock reserved for future issuance under the 1999 Employee Stock Purchase Plan.
     See "Capitalization," "Management--Executive Compensation,"
     "Description of Capital Stock" and the financial statements and related financial statement notes appearing elsewhere in this prospectus.

                                  DILUTION

     Our pro forma net tangible book value as of December 31, 1998 was approximately $29.8 million, or approximately $2.60 per share of common stock. Pro forma net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the pro forma number of shares of common stock outstanding after giving effect to:

     o    the acquisition of Azazz.com; and
     o    the acquisition of Attitude Network, Ltd.

     After giving effect to the sale of the common stock offered by us hereby and after deducting the estimated underwriting discount and offering expenses payable by us, our pro forma net tangible book value, as adjusted, as of December 31, 1998, would have been approximately $178,172,875, or $13.26 per pro forma share of common stock. This represents an immediate increase in net tangible book value of $10.66 per share to existing stockholders and an immediate dilution in net tangible book value of $65.68 per share to new investors of common stock in this offering. The following table illustrates this per share dilution:

     Assumed public offering price per share....................$ 78.94
     Pro forma net tangible book value per
        share prior to this offering.............$  2.60
     Increase per share attributable to
        new investors............................  10.66
                                                 -------
     Adjusted pro forma net tangible book
        value per share after the offering......................  13.26
                                                                -------
     Dilution per share to new investors........................$ 65.68
                                                                =======

      If the public offering price is higher or lower, the dilution to the new investors will be greater or less, respectively.

                          SELECTED FINANCIAL DATA
               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and notes to those statements and other financial information included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1996, 1997 and 1998 and the consolidated balance sheet data as of December 31, 1997 and 1998 are derived from the audited financial statements of theglobe.com included in this prospectus. The balance sheet data as of December 31, 1995 and 1996 and the statement of operations data for the period for May 1, 1995 (inception) to December 31, 1995 are derived from the audited financial statements of theglobe.com not included herein. The historical results presented here are not necessarily indicative of future results.



                                  May 1, 1995
                                  (inception)
                                    through
                                   December 31,    Year Ended December 31,
                                                -------------------------------
                                      1995        1996      1997       1998
                                   ---------   ---------  --------   ----------
STATEMENT OF OPERATIONS DATA:
Revenues........................      $ 27       $229       $  770       $5,510
Cost of revenue.................        13        116          423        2,239
                                  --------- ----------- ----------- -----------
Gross profit....................        14        113          347        3,271
Operating expenses:
Sales and marketing.............         1        276        1,248        9,299
Product development.............        60        120          154        2,633
General and administrative......        19        489        2,828        6,828
Non-recurring charge............        --         --           --        1,370
                                   --------- ----------- ----------- -----------
Total operating expenses........        80        885        4,230       20,130
                                   --------- ----------- ----------- -----------
Loss from operations............       (66)      (772)      (3,883)     (16,859)
Interest income (expense), net..        --         22          335          892
Loss before provision for          --------- ----------- ----------- -----------
 income taxes...................       (66)      (750)      (3,548)     (15,967)
                                   --------- ----------- ----------- -----------
Provision for income taxes......        --         --           36           79
                                   --------- ----------- ----------- -----------
Net loss........................      $(66)     $(750)     $(3,584)   $ (16,046)
                                  ========== =========== ===========  ==========
Basic and diluted net loss per
 share (1)......................    $(0.06)    $(0.67)     $ (3.13)   $   (6.74)
                                  ========== =========== ===========  ==========
Weighted average shares
 outstanding used in basic and
 diluted per share
 calculation(1).................. 1,125,000  1,125,000   1,146,773     2,381,140
                                  ========== =========== ===========  ==========

                                                   December 31,
                                      -----------------------------------------
BALANCE SHEET DATA:                     1995       1996        1997      1998
                                      --------  ---------  ----------  --------
Cash and cash equivalents and
short-term investments..........      $587        $757      $18,874   $30,149
Working capital.................       575         648       17,117    27,009
Total assets....................       647         973       19,462    38,130
Capital lease obligations,
excluding current installments..         -           -           99     2,006
Total stockholders' equity......       632         795       17,352    30,301

-----------------
(1) Weighted average shares do not include any common stock equivalents because inclusion of common stock equivalents would have been anti-dilutive. See the financial statements and related financial statement notes appearing elsewhere in this prospectus for the determination of shares used in computing pro forma basic and diluted loss per share.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
               FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     Our web site is one of the world's leading online networks with nearly 2.3 million members in the United States and abroad. In December 1998, over 9.3 million unique users visited our site. Our web site is a destination on the Internet where users are able to personalize their online experience by publishing their own content and interacting with others having similar interests. We facilitate this interaction by providing various free services, including home page building, discussion forums, chat rooms, e-mail and electronic commerce. Additionally, we provide our users with news, business information, real time stock quotes, weather, movie and music reviews, multi-player gaming and personals. By satisfying our users' personal and practical needs, we seek to become our users' online home. Our primary revenue source is the sale of advertising, with additional revenues generated through electronic commerce, development fees and, to a lesser extent, the sale of membership service fees for enhanced services.

     We were incorporated in May 1995. For the period from inception through December 1995, we had minimal sales and our operating activities related primarily to the development of the necessary computer infrastructure and initial planning and development. Operating expenses in 1995 were minimal. During 1996, we continued the foregoing activities and also focused on recruiting personnel, raising capital and developing programs to attract and retain members. In 1997, we

     o    moved our headquarters to New York City;
     o expanded our membership base from less than 250,000 to almost 1 million;
     o    improved and upgraded our services;
     o    expanded our production staff;
     o    built an internal sales department; and
     o began active promotion of theglobe.com web site to increase market awareness.


     During 1998, revenues and operating expenses increased as we placed a greater emphasis on building our advertising revenues and memberships by expanding our sales force and promoting theglobe.com brand.

     To date, our revenues have been derived principally from the sale of advertisements and sponsorship placements within our site, and to a lesser extent, from subscription and electronic commerce revenues. Electronic commerce revenues have not been significant to date, but are expected to increase with the acquisition of Azazz, and as our existing electronic commerce arrangements grow and new arrangements are entered into. Advertising revenues constituted 89%, 77% and 95% of total revenues for the years ended December 31, 1998, 1997 and 1996. We sell a variety of advertising packages to clients, including banner advertisements, event sponsorship, and targeted and direct response advertisements. Our advertising revenues are derived principally from short-term advertising arrangements. These arrangements average one to three months. We generally guarantee a minimum number of impressions for a fixed fee. Advertising revenues are recognized ratably in the period in which the advertisement is displayed, if no significant company obligations remain and collection of the resulting receivable is probable. Payments received from advertisers before displaying their advertisements on our web site are recorded as deferred revenues and are recognized as revenue ratably when the advertisement is displayed. To the extent minimum guaranteed impression levels are not met, we defer recognition of the corresponding revenues until guaranteed levels are achieved.

     In addition to advertising revenues, we derive other revenues primarily from our membership service fees, electronic commerce revenue, development fees and sponsorship placements within our site. Subscription fees are recognized over the membership term. A number of recent arrangements with our premier electronic commerce partners provide us with a share of any sales resulting from direct links from our web site. We recognize revenues from our share of the proceeds from our electronic commerce partners' sales upon notification from our partners of sales attributable to our web site. To date, revenues from electronic commerce arrangements have not been significant. In addition, in 1999 we began direct electronic commerce sales to users. We also earn additional revenue on sponsorship contracts for fees relating to the design, coordination, and integration of the customer's content and links. We recognize these development fees as revenue once the related activities have been performed.

     We incurred net losses of approximately $16.0 million in 1998, $3.6 million in 1997 and $750,200 in 1996. At December 31, 1998, we had an accumulated deficit of $20.4 million. We recorded deferred compensation of approximately $118,100 in 1998, $83,100 in 1997 and $25,000 in 1996 in
connection with the grant of various stock options to employees, representing the difference between the deemed value of our common stock for accounting purposes and the exercise price of the options at the date of grant. This amount is presented as a reduction of stockholders' equity and is being amortized over the vesting period of the applicable options, generally three to five years. Amortization of deferred stock compensation is allocated to the general and administrative expense line identified on the statement of operations consistent with the classification of the related personnel.

     In addition, we incurred a charge of approximately $1.4 million to earnings in the third quarter of 1998 in connection with the transfer of warrants to acquire 225,000 shares of common stock by Dancing Bear Investments, Inc., which was our principal shareholder at the date of transfer, to some of our officers at approximately $2.91 per share. The amount of this non-cash charge was based on the difference between the fair market value of our stock at the date of transfer ($9.00 per share) and the exercise price of the warrant of approximately $2.91 per share. This expense was classified separately in the statement of operations as a non-recurring charge.

RESULTS OF OPERATIONS

     Revenues. Revenues increased to approximately $5.5 million in 1998 as compared to $770,300 in 1997 and $229,400 in 1996. The year to year growth resulted from an increase in (1) the number of advertisers and the average commitment per advertiser, (2) our web site traffic, (3) the number of our sales people and (4) marketing and advertising expenditures. Advertising revenues were approximately $4.9 million or 89% of total revenues in 1998, $592,400 or 77% of total revenues in 1997 and $216,800 or 95% of total revenues in 1996. In 1998, we significantly increased our sales force and began a marketing campaign to promote theglobe.com web site. We anticipate that advertising revenues will continue to account for a substantial share of our total revenues for the foreseeable future. Other revenues were derived from membership service fees, development fees, electronic commerce revenue shares and sponsorship placements within our web site. At December 31, 1998, we had deferred revenues of approximately $673,600. Barter revenues were approximately 2% of total revenues for 1998, 22% for 1997 and 0% for 1996.

     Cost of Revenues. Cost of revenues consist primarily of Internet connection charges, web site equipment leasing costs, depreciation, maintenance, barter advertising expenses, staff costs and related expenses of operations personnel. Gross margins were 59% in 1998, 45% in 1997 and 49% in 1996. The increase in gross margin was primarily due to an increase in revenues relative to the increase in cost of revenues. The absolute dollar increase in cost of revenues was due to an increase in Internet connection costs to support the increase in web site traffic, as well as an increase in equipment costs, depreciation and staff costs required to support the expansion of our site and services. In addition, we recorded barter advertising expenses during 1998 and 1997, which was equivalent to the barter advertising revenues recorded in the same period. The gross margins exclusive of the barter transactions were 60% in 1998 and 57% in 1997. In 1996, we did not enter into any barter transactions. During the fourth quarter of 1998, we moved our web site hosting functions to a separate facility in Staten Island, New York. The new facility will allow us to support our expanded services and content.

     Sales and Marketing Expenses. Sales and marketing expenses consist primarily of salaries and related expenses of sales and marketing personnel, commissions, advertising and public relations expenses. Sales and marketing expenses were approximately $9.3 million or 169% of total revenues in 1998, $1.2 million or 162% of total revenues in 1997, and $275,900 or 120% of total revenues in 1996. The year-to-year increase in sales and marketing expenses was primarily attributable to expansion of our online and print advertising, public relations and other promotional expenditures, as well as increased sales and marketing personnel and related expenses required to implement our marketing strategy. Sales and marketing expenses also increased as a result of our decision to shift our advertising to an internal sales department in the second quarter of 1997.

     Product Development Expenses. Product development expenses include professional fees, staff costs and related expenses associated with the development, testing and upgrades to our web site as well as expenses related to its editorial content and community management and support. Product development expenses were approximately $2.6 million or 48% of total revenues in 1998, $153,700 or 20% of total revenues in 1997, and $120,000 or 52% of total revenues in 1996. The increase in absolute dollars in product development expenses was primarily attributable to increased staffing levels required to support our web site and to enhance its content and features. Product development expenses also increased as a result of the launch of our web site redesign in November 1998. We intend to continue recruiting and hiring experienced product development personnel and to make additional investments in product development.

     General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related costs for general corporate functions, including finance, human resources, facilities and legal, along with professional fees and bad debt expense and other corporate expenses. General and administrative expenses were approximately $6.8 million or 124% of total revenues in 1998, $2.8 million or 367% of total revenues in 1997, and $489,100 or 213% of total revenues in 1996. The absolute dollar increase in these expenses was primarily due to increased salaries and related expenses associated with our management's employment contracts, hiring of additional personnel, and increases in professional fees and travel. The increased salaries also reflect the highly competitive nature of hiring in the new media industry. We expect that we will incur additional general and administrative expenses as we hire additional personnel and incur additional costs related to the growth of our business and operation as a public company, including directors' and officers' liability insurance, investor relations programs and professional service fees. Accordingly, we anticipate that general and administrative expenses will continue to increase in absolute dollars.

     Non-recurring charges. We recorded a non-recurring, non-cash charge of approximately $1.4 million in the third quarter of 1998. This charge was in connection with the transfer of outstanding warrants to acquire 225,000 shares of common stock by Dancing Bear Investments, which was our principal shareholder at the time of the transfer, to some of our officers. There was no similar charge in 1997 or 1996.

     Other Income (expense). Other income (expense) includes interest income from our cash and investments, interest expenses related to our capital lease obligations, and realized gains and losses from sale of short-term investments. The year-to-year increase in interest and dividend income was due to a higher average cash, cash equivalent and investment balance as a result of the proceeds received from the issuance of shares of our preferred stock in the third quarter of 1997, and the issuance of common stock in connection with our initial public offering in November 1998.

     Interest and other expense increased in 1998 due to new capital lease obligations. We entered into our first capital lease in late December 1997. As a result, interest expense from capital lease obligations did not begin until 1998.

     Income Taxes. Income taxes were approximately $78,900 in 1998, $36,100 in 1997 and -0- in 1996. These income taxes were based solely on state and local taxes on business and investment capital. These taxes increased from year to year due to an increase in our average equity balance. The average equity balance increased as a result of the proceeds received from our issuance of shares of preferred stock in the third quarter of 1997, and our issuance of common stock in connection with our initial public offering in November 1998. Our effective tax rate differs from the statutory federal income tax rate, primarily as a result of the uncertainty regarding our ability to utilize net operating loss carryforwards. Due to the uncertainty surrounding the timing or realization of the benefits of our net operating loss carryforwards in future tax returns, we have placed a 100% valuation allowance against our deferred tax assets. As of December 31, 1998, we had approximately $29.2 million of federal and state net operating loss carryforwards for tax reporting purposes available to offset future taxable income. Our federal net operating loss carryforwards will expire beginning in 2001 through 2018, if not utilized. The Tax Reform Act of 1986 imposes substantial restrictions on the utilization of net operating losses and tax credits in the event of an "ownership change" of a corporation. Due to the change in our ownership interests in the third quarter of 1997, as defined in the Internal Revenue Code, future utilization of our net operating loss carryforwards will be affected by limitations or annual restrictions.

LIQUIDITY AND CAPITAL RESOURCES

     As of December 31, 1998, we had approximately $29.3 million in cash and cash equivalents and approximately $898,500 in marketable securities. Net cash used in operating activities was approximately $13.5 million in 1998, $1.9 million in 1997 and $601,600 in 1996. The increase in net cash used in 1998 resulted primarily from an increase in our expenses which resulted in increased net operating losses. In addition we had a higher level of receivables due to increased revenues and an increase in prepaid expenses. These items were partially offset by an increase in accounts payable and deferred revenues. The 1997 increase in net cash used was primarily due to an increase in net operating loss and a higher account receivable balance. These items were partially offset by the timing of payments associated with our 1997 accrued bonuses paid in the first quarter of 1998, as well as an increase in accounts payable and accrued expenses.

     Net cash provided (used) in investing activities was approximately $9.6 million in 1998, $(13.2) million in 1997 and $(138,300) in 1996. Net cash provided by investing activities in 1998 was primarily related to the sales of short-term investments to finance our working capital needs. These sales were partially offset by approximately $1.7 million in security deposits required for capital leases and the purchase of property and equipment in connection with the build out of our infrastructure. Net cash used in investing activities in 1997 was primarily related to the purchase of securities with the proceeds from our private placement in the third quarter of 1997. Cash used in investing activities in 1996 was related to the purchase of property and equipment.

     Net cash provided by financing activities was approximately $27.2 million in 1998, $20.2 million in 1997 and $910,000 in 1996. Net cash provided by financing activities during 1998 consisted primarily of $27.3 million from the issuance of 3,481,667 shares of common stock in connection with our initial public offering in November 1998. The net cash provided by financing activities in 1997 consisted primarily of approximately $20.3 million from preferred stock issuances. These amounts were partially offset by approximately $130,500 in financing costs related to the private placements. The approximately $910,000 of net cash provided in 1996 was from our private placements of preferred stock.

     On February 1, 1999, we purchased factorymall.com, a leading interactive department store doing business as Azazz.com, which is being integrated into our electronic commerce site, known as "shop.theglobe.com." We expect to invest an aggregate of up to approximately $3.8 million of working capital in 1999 to support the future operations of shop.theglobe.com. On April 9, 1999, we purchased Attitude Network, an online provider of entertainment content. We expect to invest an aggregate of up to approximately $3.5 million of working capital in 1999 to support the future operations of Attitude Network.

     Our capital requirements depend on numerous factors, including market acceptance of our services, the amount of resources we devote to investments in our web site, the resources we devote to marketing and selling our services and our brand promotions and other factors. We have experienced a substantial increase in our capital expenditures and lease arrangements since our inception consistent with the growth in our operations and staffing, and we anticipate that this will continue for the foreseeable future. Additionally, we will continue to evaluate possible investments in businesses, products and technologies, and we plan to expand our sales force. We believe that the net proceeds from the offering, together with our current cash and cash equivalents, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for our existing business for at least 12 months. However, we may need to raise additional funds during 1999 to obtain or operate any additional acquired businesses or joint venture arrangements. See "Risk Factors--We may need to raise additional funds, including through the issuance of debt."

IMPACT OF THE YEAR 2000

     The Year 2000 issue is the potential for system and processing failures of date-related data and the result of computer-controlled systems using two digits rather than four to define the applicable year. For example, computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the Year 2000. This could result in system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

     State of Readiness. We may be affected by Year 2000 issues related to non-compliant information technology systems or non-information technology systems operated by us or by third parties. We have substantially completed an assessment of our internal and external third-party information technology systems and non-information technology systems and a test of the information technology systems that support our web site. At this point in our assessment and testing, we are not aware of any Year 2000 problems relating to systems we or third parties operate that would have a material effect on our business or financial condition, without taking into account our efforts to avoid these problems. However, we cannot assure you that there will be no Year 2000 problems

     Our information technology systems consist of software developed either in-house or purchased from third parties, and hardware purchased from vendors. We have contacted our principal vendors of hardware and software. All of those contacted vendors have notified us that the hardware and software that they supplied to us is Year 2000 compliant.

     We have also substantially completed an assessment of our non-information technology systems which we have identified as possibly having Year 2000 issues. At this point in our assessment, we are not aware of any Year 2000 problems relating to these systems which would have a material effect on our business or financial condition, without taking into account our efforts to avoid these problems.

     Our information technology systems and other business resources rely on information technology systems and non-information technology systems provided by service providers and therefore may be vulnerable to those service providers' failure to remediate their own Year 2000 issues. These service providers include those for our network and e-mail services and landlords for our leased office spaces. We have contacted these principal service providers and we have been notified that the information technology and non-information technology systems which they provide to us are Year 2000 compliant.

     Cost. Based on our assessment to date, we do not anticipate that costs associated with remediating our non-compliant systems will be material.

     Risks. To the extent that our assessment is finalized without identifying any material non-compliant information technology or non-information technology systems operated by us or by third parties, the most reasonably likely worst case Year 2000 scenario is the failure of one or more of our vendors of hardware or software or one or more providers of non-information technology systems to properly identify any Year 2000 compliance issues and remediate any issues before the end of the second quarter of 1999. A failure could prevent us from operating our business, prevent users from accessing our web site or change the behavior of advertising customers or persons accessing our web site. We believe that the primary business risks, in the event of a failure, would include but not be limited to:

     o    lost advertising revenues;

     o    increased operating costs;

     o    loss of customers or persons accessing our web site;

     o    other business interruptions of a material nature; and

     o claims of mismanagement, misrepresentation, or breach of contract.

     Contingency Plan. As discussed above, we are engaged in an ongoing Year 2000 assessment and testing. Following the completion of the assessment, we plan to conduct a full-scale Year 2000 simulation of our information technology systems by the end of the second quarter of 1999. The results of this simulation and our assessment will be taken into account in determining the nature and extent of any contingency plans.

EFFECTS OF INFLATION

     Due to relatively low levels of inflation in 1996, 1997 and 1998, inflation has not had a significant effect on our results of operations since inception.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     We adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" as of January 1, 1998. SFAS No. 130 requires us to report in our financial statements, in addition to our net income (loss), comprehensive income (loss), which includes all changes in equity during a period from non-owner sources including, as applicable, foreign currency items, minimum pension liability adjustments and unrealized gains and losses on investments in debt and equity securities. We adopted SFAS 130 as of December 31, 1997 and have presented comprehensive income for all periods presented in the Statement of Shareholders' Equity.

     In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. We have determined that we do not have any separately reportable business segments.

     In March 1998, the AICPA issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", which establishes guidelines for the accounting for the costs of all computer software developed or obtained for internal use. We adopted SOP 98-1 effective for the year ended December 31, 1998. The adoption of SOP 98-1 is not expected to have a material impact on our financial statements.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The statement is not expected to affect us as we do not have any derivative instruments or hedging activities.

                                  BUSINESS

OVERVIEW

     theglobe.com is one of the world's leading online networks with nearly 2.3 million members in the United States and abroad. In December 1998, over 9.3 million individuals visited our web site. Our web site is a destination on the Internet where users are able to personalize their online experience by publishing their own content and interacting with others having similar interests. We facilitate this interaction by providing various free services, including home page building, discussion forums, chat rooms, e-mail and electronic commerce. Additionally, we provide our users with news, business information, real time stock quotes, weather, movie and music reviews, multi-player gaming and personals. By satisfying our users' personal and practical needs, we seek to become our users' online home.

     We generate revenues primarily by selling advertisements, sponsorship placements within our site, development fees and, to a lesser extent, from electronic commerce revenues. In the last three months of 1998, we had approximately 147 advertisers, including Coca Cola, Hewlett Packard, Hilton, LEGO, Office Max, 3Com and Visa. In February 1999, we acquired factorymall.com, an online retail store doing business as Azazz.com which sells a variety of name brand products directly to consumers. We have begun integrating Azazz.com into our electronic commerce site, now known as "shop.theglobe.com," and expect to begin to generate additional revenues from electronic commerce in the second quarter of 1999. In April 1999, we acquired Attitude Network, a provider of online entertainment content whose web sites include HappyPuppy.com and GamesDomain.com, two leading web sites serving game enthusiasts. Attitude Network offers innovative and current entertainment content that capitalizes on the web's unique graphical and interactive capabilities.

     Since our founding, we have experienced strong growth. Over 9.3 million individuals visited our site in December 1998, according to DoubleClick, as audited by ABC Interactive. We have nearly 2.3 million members in the United States and abroad who have registered with us and provided us personal information. Approximately 40% of our monthly traffic originates from abroad, reflecting our site's international appeal.


ABOUT OUR INDUSTRY

     The rapid adoption of the Internet as a means to gather information, communicate, interact and be entertained, combined with the vast proliferation of web sites, has made the Internet an important new mass medium. The International Data Corporation estimates that the number of web users exceeded 97 million in 1998, and will grow to over 319 million by 2002. The Internet enables advertisers to target advertising campaigns utilizing sophisticated databases of information on the users of various sites and to directly generate revenues from these users through online transactions. As a result, the Internet has become a new means to advertise and market products and services.

     With the volume of sites and vast abundance of information available on the Internet, users are increasingly seeking an online home where they can interact with others with similar interests and quickly find information, products and services related to a particular interest or need.

Community sites were developed as a solution to the challenges posed by the Internet's growth and complexity. Community sites also offer a single convenient location where users have access to electronic commerce, content and user interaction. As a result, we must offer a wide scope of services ranging from e-mail accounts, chat rooms, news, and entertainment services, among other features. By satisfying the needs of their users, online communities seek to establish a close relationship with their audience. As a result, we believe that users tend to be loyal to and spend more time online at community sites.

     Advertising. Jupiter Communications estimates that spending on Internet advertising in the United States will grow from $1.9 billion in 1998 to $7.7 billion in 2002. The Internet provides advertisers with targeting tools not available from traditional advertising media. The interactive nature of the Internet and the development of click-through advertising banners and other feedback tools enable advertisers to measure impression levels, establish a dialogue with users and receive real-time direct feedback from their target audiences. Such feedback provides advertisers with an effective means to measure the attractiveness of their offerings among targeted audiences and make modifications to their advertising campaigns on short notice.

     Community sites are generally able to provide advertisers significantly more information regarding consumers than other web sites because they collect detailed demographic data and facilitate the development of user-created affinity groups. One way community sites foster affinity groups is by providing focused third party content, such as business information or entertainment. The ability to target advertisements to broad audiences, specific regional populations, affinity groups or individuals makes community web site advertising a highly versatile and effective tool for delivering customized and cost-effective messages.

     One indicator of the Internet's popularity as an advertising medium is the growing number and diversity of Internet advertisers. Most early Internet advertisers were technology and Internet-related companies. Today, a growing number of Internet advertisers consist of traditional, consumer product and service companies. The diverse audience accessing community sites has made such sites especially attractive to consumer product and service companies advertising on the Internet.

     Electronic commerce and Direct Marketing. The Internet has become a significant marketplace for buying and selling goods and services. Jupiter Communications estimates that the amount of goods or services purchased in online consumer transactions will grow from approximately $7.1 billion in 1998 to approximately $41.1 billion in 2002. Improvements in security, interface design and transaction-processing technologies have facilitated an increase in online consumer transactions. Early adopters of such improvements include:

     o online merchants offering broad product catalogs, such as books, music CDs and toys;
     o those seeking distribution efficiencies, such as PCs, flowers and groceries; and
     o those offering products and services with competitive pricing, such as automobiles and mortgages.

We believe that online communities provide businesses an attractive environment for selling products and services by providing direct access to users with like interests. For the members of the communities, we believe that providing the opportunity to make purchases is both a convenience and a complimentary service.

     The Internet allows marketers to collect meaningful demographic information and feedback from consumers, and to rapidly respond to this information with new messages. This offers a significant new opportunity for businesses to increase the effectiveness of their direct marketing campaigns. In traditional media, a significant portion of all advertising budgets are spent on direct marketing because of its effectiveness. However, the effectiveness of direct marketing campaigns is dependent upon the quality of consumer data used to develop and place consumer advertisements. In addition to providing detailed demographic data, community web site participants indicate their areas of personal interest by self-selecting themselves into affinity groups. This added level of information provides direct marketers an important tool to target potential customers more accurately. Accordingly, advertisers are able to improve their direct marketing campaigns which may translate into higher sales.


THEGLOBE.COM

     Todd V. Krizelman and Stephan J. Paternot created theglobe.com to take advantage of the demand for online destinations that allow users to develop their own identities and establish relationships with users with similar interests. Our site provides breadth and depth in content and commerce and pairs this with user interaction. It is this combination that attracts and retains users. Our site has ten "Themes of Interest":

      o     Arts                  o     News
      o     Business              o     Romance
      o     Entertainment         o     Sports
      o     Life                  o     Technology
      o     Metro                 o     Travel

     Within each theme is a combination of content, electronic commerce and interactive services. Content is both user generated as well as professional. We have several professional content relationships. These include CBS Marketwatch, Reuters, CNET, UPI, Variety, Thomson Investors Network, E! Online, and Fox Sports. Electronic commerce is woven contextually throughout themes. For example, within the Sports theme a user will find sports equipment for sale, while in the Business theme the user would find products directed at the business professional. Interactive services such as chat, discussion forums, and surveys are paired with content to promote usage.

     Members are also encouraged to generate their own webpages and aggregate in online communities. We do not limit the number of communities which our members can join and members are free to leave at any time. Because of this, communities are dynamic and evolve as member interests' change.

     The unique community focus of our site offers us several advantages that include:

     o Member Loyalty. Because we provide a homepage for our members, members develop loyalty to our site and to the communities in which they participate. We believe that this translates into more frequent usage by members and longer stays at our site.
     o Member-Developed Content. Users develop the majority of the content on our site on a voluntary basis for the benefit of all of our users. As a result, we avoid some of the costs associated with content development.
     o Third-Party Content. We have a number of arrangements with third party content providers who place original or proprietary information on our site in exchange for payment to us or a share of revenues generated from the sale of advertising attributable to this content. As a result, we avoid the costs associated with developing additional content.
     o Targeted Advertising. We allow advertisers to target their advertisements based on both demographic information and affinity group affiliations. Our volume of user traffic, frequency and average length of use also draw advertisers to our site. Our ability to reach users across a wide variety of interest areas has made our site attractive to technology companies and traditional consumer product and service companies. As of December 31, 1998, approximately 70% of our advertisers were branded consumer product and service companies.

OUR BUSINESS STRATEGY

     Our goal is to be the leading online network. We seek to attain this goal through the following key strategies:

     Improve User Experience. We will continue efforts to improve user experience on our site by:

     o    launching new services to enhance our community;
     o    personalizing our site to the preferences of individual members;
     o simplifying user interfaces and otherwise improving the ease of use;
     o    improving customer support;
     o developing loyalty programs to reward members for increased usage;
     o expanding the suite of personal publishing/web site building tools; and
     o creating additional opportunities for participating in existing affinity groups, and expanding the number of affinity groups.

     Develop Brand Identity and Awareness. We intend to expand our presence as a mass market site by building brand awareness. We plan to continue to allocate a significant portion of our resources to develop our brand in the same fashion as traditional consumer product and service companies. We believe that establishing brand awareness among consumers is instrumental in attracting new members to our site. It may also attract media buyers who tend to favor well-known and trusted companies. To build its brand within the games industry, Attitude Network's HappyPuppy.com is a major participant in industry related events and gives out awards to reflect users' selections of best games.

     Further Develop Electronic Commerce. We intend to increase our electronic commerce revenues by (1) selling select products directly to consumers through the integration of Azazz into our web site and (2) indirectly selling products to consumers through increasing the number of electronic commerce partners who establish virtual storefronts in the shop.theglobe.com site.

     We plan to re-launch the shop.theglobe.com site area in the second quarter of 1999. We believe that integrating Azazz with our existing electronic commerce business should enhance our users' overall shopping experience. The acquisition enables us to directly offer a broad array of products, attractive prices and premium customer service. In particular, we will differentiate ourselves from competitors by offering Azazz's "personal shopper" application which enables customers to communicate directly with a live customer service representative during each step of the online shopping process.

     Acquisition, Joint Venture and Alliance Strategy. We review acquisition candidates and joint ventures in the ordinary course of business, some of which may be material. Our focus is to seek transactions that would complement our existing business, increase our traffic, augment the distribution of our community, enhance our technological capabilities or increase our electronic commerce revenues. We have been approached from time to time to consider and evaluate potential business combinations, either involving potential investments in our common stock or other business combinations or joint ventures, or our acquisition of other companies. If consummated, any such transaction could result in a change of control of our company or could otherwise be material to our business or to your investment in our common stock. We are currently in discussions or negotiations to acquire one or more companies in various transactions, some of which may be material, but we have not reached any binding agreements. These transactions may or may not be consummated.

     Expand Globally. We believe that significant opportunities exist to capitalize on the growth of the Internet internationally. We are pursuing strategic relationships with international companies to exploit cross-marketing, co-branding and promotional opportunities. Approximately 40% of our monthly traffic is generated by users outside of the United States. Users outside of the United States are able to communicate and publish on our site in their own languages. We have also received prominent press coverage in Europe, Asia and Australia. Attitude Network's Games Domain site is based in Birmingham, England and receives traffic at mirror sites in Russia, Greece, South Africa and Portugal.

     Enhance Membership Services. We offer additional Internet services, including increased storage space for building home pages. To attract a wider subscriber base, we intend to develop new membership programs offering premium content, shopping clubs and entertainment services.

OUR PRODUCTS AND SERVICES

     We provide users with the following products and services:

     Free Services. We provide a range of free services to our members including:

     o    business and technology news;
     o    real-time stock quotes and portfolio services;

     o    "my globe" personalized home pages;
     o    classified listings;
     o a marketplace where members can purchase a variety of products and services;
     o    home page building;
     o    discussion forums;
     o    chat rooms; and
     o    e-mail.

     By satisfying our users' personal and practical needs, we seek to become our users' online home. Our primary revenue source is the sale of advertising, with additional revenues generated through electronic commerce. We derive electronic commerce revenues in shop.theglobe.com through merchandise sales by partners, and, beginning in the second quarter of 1999, from direct merchandise sales. We believe that the addition of Azazz's broad array of products, attractive prices and premium customer service to the shop.theglobe.com site will significantly enhance the shopping experience for our millions of monthly users.

     Premier Partners. We have relationships with premier partners who pay a fixed monthly fee, generally from $5,000 to $100,000 per month, and often a percentage of sales, to receive prominent placement in the shop.theglobe.com site and on our site. Premier partner agreements typically run for a period of six months to three years. In some instances, premier partners pay us a share of the sales over a particular threshold amount from users directed to them from our site. Premier partners include:

     o Lowestfare.com. Lowestfare.com offers discounted airline, car and hotel reservations, vacation packages and cruises. Lowestfare.com has entered into a three-year agreement with us to be our exclusive provider of travel-related services. They also provide us with content, including weather, mapping, destination information and voice response e-mail. We provide Lowestfare.com with advertising and Marketplace exposure on the shop.theglobe.com site.
     o AutoNation. AutoNation owns the largest chain of new vehicle dealerships in the United States and operates a chain of used car megastores under the AutoNation USA brand name. We provide AutoNation preferred placement in our auto category under a three-year agreement.
     o Cyberian Outpost. Cyberian Outpost sells computer hardware, software and accessories directly to consumers online. We have entered into a six month arrangement with Cyberian Outpost to be our exclusive online computer hardware retailer.
     o Boxlot. We have entered into a two year relationship with Boxlot.com to provide a customized, co-branded person to person auction service for theglobe.com. The co-branded auction service will be integrated throughout each of theglobe.com theme areas. Boxlot has agreed to pay us up to $2.3 million over the term of the agreement.
     o Music HQ. We have entered into a 1 year partnership with Music HQ, Inc. to promote its music and movie retail online properties, www.musichq.com and www.dvdflix.com, on shop.theglobe.com and throughout the Entertainment theme on our site. Music HQ has agreed to pay us $1.2 million over the term of the agreement.

     Member Subscriptions. We offer additional Internet services through premium membership packages. For example, these packages provide additional storage space and the ability to host limited commercial activity.


CORPORATE ALLIANCES AND RELATIONSHIPS

     We have a number of relationships with partners and content providers to provide our users with a full suite of web services. These arrangements provide us with a cost-effective method for increasing our services without incurring significant capital expenditures. Examples include:

     o Business and Finance. By providing free real-time stock quotes, stock screening analysis and portfolio tools from the Thomson Financial Network and stock market editorial analysis and daily articles from CBS MarketWatch, we are able to assist our users in planning and tracking their investment decisions.
     o Entertainment. Through entertainment news and gossip from E! Online and Variety, and music reviews and commentary from SonicNet, we offer our users multiple viewpoints on the latest events in the entertainment industry.
     o Online Calendar and Address Book. We license Visto's Briefcase application for use on our site, which permits our users to manage all of their appointments and contact information through our site.
     o Other Key Services. We provide sports highlights and scores from Fox Sports, employment, real estate and automobile classified listings from Classified Warehouse and weather forecasts from AccuWeather.

ADVERTISING CUSTOMERS

     With over 9.3 million unique users as of December 1998, and nearly 2.3 million members in the United States and abroad, we have attracted mass market consumer product companies as well as technology-related businesses to advertise on our site. We believe that our community site is well positioned to capture a portion of the growing number of consumer product and service companies advertising online.

     Our advertising clients enter into short term agreements, which typically last one to three months. Our clients generally receive a guaranteed number of impressions for a fixed fee. In 1998, no single advertiser accounted for more than 10% of total revenues and approximately 70% of our advertisers were repeat customers. In the last three months of 1998, approximately 147 advertising clients advertised on our site. Some of our advertising clients include:

        American Express  Hilton            Lee Jeans         Polygram
        AT&T              Intel             Levi's            Sony
        BellSouth         J. Crew           Microsoft         3Com
        Coca Cola         Kellogg's Brands  Office Depot      USWest
        Dunkin' Donuts    Kodak             Pepsi             Visa


     The following advertisers have purchased advertising on Attitude
Network:

      Arizona Jeans          IBM                   Silicon Graphics
      Electronic Arts        Oracle                Toys "R" Us
      Hasbro

ADVERTISING SALES AND DESIGN

     We seek to distinguish ourselves from our competition by creating unique advertising and sponsorship opportunities designed to build brand loyalty for our corporate sponsors by seamlessly integrating their advertising messages into our content. We can deliver advertising to specific targets within our site's themed content areas, allowing advertisers to single out and effectively deliver their messages to their respective target audiences. For example, a company can target an advertisement solely to males or females over 24 years of age coming to our Business Theme area from Latin America. We believe that sophisticated targeting is a critical element for capturing worldwide advertising budgets for the Internet. Additionally, we intend to expand the amount and type of demographic information we collect from our members, which will allow us to offer more specific data to our advertising clients.

     While our competition generally provides banner advertising as its primary advertising option, we offer an assortment of advertising options for our clients. We work with our advertising customers to meet their needs. We offer advertisers:

o     Banner advertising                 o   Sweepstakes
o     Button advertising                 o   Content development
o     Text links                         o   Affinity packages for
o     Pop-up advertisements                  advertising partners
o     Log out links to full page         o   Direct marketing and lead
         advertisements                      generation, if users have opted in
o     Various sponsorship programs           to these programs
                                         o   Market research for advertising
                                             campaigns

     We have an internal sales organization of approximately 25 professionals. These professionals focus on both selling advertisements on our web site and developing long-term strategic relationships with clients. A significant portion of our sales personnel's income is commission based. We have sales offices in New York City, Chicago and San Francisco and intend to open additional sales offices in selected markets around the world.

      Attitude Network has a particular expertise in online promotions. As an example, HappyPuppy.com was one of only three web sites selected by Gillette to promote the October 1998 introduction of the Mach3 razor. The promotion featured a fast action shaving game created by Attitude Network and a game oriented contest through which entrants could win copies of the most popular games. A total of 25 sponsor promotions were run by Attitude Network during 1998.


MARKETING AND PROMOTIONS

     In 1998, we committed approximately $7.3 million to advertising in traditional offline media and in online media. In March 1998, we launched our advertising campaign through television, print, billboards, buses, telephone kiosks, online media, and other marketing efforts. These efforts were aimed at:

     o    generating additional traffic to our site;
     o building and defining a desirable online destination in the minds of present and potential online consumers; and
     o creating a strong and viable brand within the Internet and advertising industries.

We intend to continue to commit a significant part of our budget to marketing our brand.


TECHNOLOGY

     Our strategy is to operate our business through the application of existing technologies. The various features of our online environment are implemented using a combination of off-the-shelf and proprietary software components. Whenever possible, we favor licensing and integrating "best-of-breed" technology from industry leaders, including Oracle, Sun Microsystems and Microsoft. We believe that this component approach is more manageable, reliable and scalable than single-source solutions. In addition, our emphasis on commercial components accelerates our development time. We believe that this is an advantage in our rapidly evolving market.

     In addition to being scalable, our system has many redundancies, which benefit us if part of our system is down. Our servers are connected to the Internet through a combination of links provided through three separate carriers, AppliedTheory, UUNET and AT&T. This approach to connectivity allows us to continue operations in the event of a failure in any carrier. We plan to continue to upgrade our systems as necessary for our business plan. Our system allows us to roll out upgrades incrementally on an as-needed basis.

     To efficiently manage our system, we have developed highly automated methods of monitoring the performance of each system component. If any subsystem fails, the failed subsystem is taken out of service and requests are distributed among the remaining operational systems. We have also developed tools to perform routine management tasks such as log processing and content updates in an automated, remote-controlled fashion. We believe that our investment in automation lessens the need for the additional personnel that would otherwise be required to support the system as it grows.

     In the fourth quarter of 1998 and the first quarter of 1999, we relocated our data processing systems and servers to the New York Teleport in Staten Island, New York under a three year lease with Telehouse International Corporation. The New York Teleport facility provides security, electricity and premises for our systems. The facility has four independent battery-operated power supplies, as well as four independent diesel generators designed to provide power to these systems within seconds of a power surge. If required, the diesel generators can supply the data center's power for several days. Telehouse International Corporation does not guarantee that our Internet access will be uninterrupted, error-free or secure.

     We maintain server equipment related to shop.theglobe.com at Exodus Communications, Inc.'s facility in Seattle, Washington. Additionally, we maintain computer hardware, servers and operations relating to Attitude Network in Herndon, West Virginia, which are hosted by Frontier GlobalCenter and in London, England which are hosted by Telehouse International. Each of Exodus, Frontier and Telehouse provides and manages power, environmentals and connectivity to the Internet through multiple links on a 24 hour-a-day, seven days per week basis. Neither Exodus, Frontier, nor Telehouse guarantees that our Internet access will be uninterrupted, error-free or secure.


COMPETITION

     The market for members, users and Internet advertising among web sites is new and rapidly evolving. We expect the intense competition for members, users and advertisers, as well as competition in the electronic commerce market, to increase significantly. Barriers to entry are relatively insubstantial and we face competitive pressures from many additional companies both in the United States and abroad. See "Risk Factors -- Competition for members, users and advertisers, as well as competition in the electronic commerce market, is intense and is expected to increase significantly."

     All types of web sites compete for users. Competitor web sites include community sites, as well as "gateway" or "portal" sites and various other types of web sites. We believe that the principal competitive factors in attracting users to a site are:

     o    functionality of the web site;
     o    brand recognition;
     o    member affinity and loyalty;
     o    broad demographic focus;
     o    open access for visitors;
     o    critical mass of users, particularly for community-type sites;
          and
     o    services for users.


      We compete for users, advertisers and electronic commerce customers with:

     o other online community web sites, such as GeoCities, which has agreed to be acquired by Yahoo!, Tripod and AngelFire, subsidiaries of Lycos, and Xoom.com;
     o search engines and other Internet "portal" companies, such as Excite, InfoSeek, Lycos and Yahoo!;
     o    online content web sites, such as CNET, ESPN.com and ZDNet.com;
     o publishers and distributors of television, radio and print, such as CBS, NBC and CNN/Time Warner;
     o general purpose consumer online services, such as America Online and Microsoft Network;
     o web sites maintained by Internet service providers, such as AT&T WorldNet, EarthLink and MindSpring;
     o electronic commerce web sites, such as Amazon.com, Etoys and CDNow; and

     o other web sites serving game enthusiasts, including Ziff Davis' Gamespot and CNET's Gamecenter.

      Many of our existing competitors, as well as a number of potential new competitors, have the following advantages:

     o    longer operating histories in the Internet market;
     o    greater name recognition;
     o    larger customer bases; and
     o significantly greater financial, technical and marketing resources.

In addition, providers of Internet tools and services, including community-type sites, may be acquired by, receive investments from, or enter into other commercial relationships with larger, well-established and well-financed companies, such as Microsoft and America Online. For example, Excite has agreed to be acquired by At Home, America Online acquired Netscape and Lycos announced a transaction in which USA Networks would merge its online and retailing assets, which include Ticketmaster Citysearch Online, with Lycos. In addition, there has been other significant consolidation in the industry. This consolidation may continue in the future. We could face increased competition in the future from traditional media companies, including cable, newspaper, magazine, television and radio companies. A number of these large traditional media companies, including Disney, CBS and NBC, have been active in Internet related activities.

     Many of our competitors, including other community sites, have announced that they are contemplating developing Internet navigation services and are attempting to become "gateway" or "portal" sites through which users may enter the Web. In the event these companies develop successful "portal" sites, we could lose a substantial portion of our user traffic. Furthermore, many non-community sites are seeking to develop community aspects in their sites. Web browsers offered by Netscape and Microsoft also increasingly incorporate prominent search buttons that direct traffic to competing services. These features could make it more difficult for Internet users to find and use our product and services. In the future, Netscape, Microsoft and other browser suppliers may also more tightly integrate products and services similar to ours into their browsers or their browsers' pre-set home page. Additionally, entities that sponsor or maintain high-traffic web sites or that provide an initial point of entry for Internet viewers, such as the Regional Bell Operating Companies, cable companies or Internet Service Providers, such as Microsoft and America Online, offer and can be expected to consider further development, acquisition or licensing of Internet search and navigation functions that compete with us. These competitors could also take actions that make it more difficult for viewers to find and use our products and services.

     We believe that the number of Internet companies relying on Internet-based advertising revenue, as well as the number of advertisers on the Internet and the number of users, will increase substantially in the future. We believe that the principal competitive factors in attracting advertisers include the following:

     o    amount of traffic on a web site;
     o    brand recognition;
     o    customer service;

     o    the demographics of members and users of a web site;
     o    the ability to offer targeted audiences; and
     o    the overall cost effectiveness of the advertising medium offered.

     In addition, many of our current advertising customers and strategic partners have established collaborative relationships with some of our existing and potential competitors. Accordingly, we will likely face increased competition. We also compete with traditional advertising media, including television, radio, cable and print, for a share of advertisers' total advertising budgets. This will result in increased pricing pressures on our advertising rates, which could have a material adverse effect on us. See "Risk Factors--We rely substantially on advertising revenues."

     Additionally, the electronic commerce market is new and rapidly evolving, and we expect the intense competition among electronic commerce merchants to increase significantly. We generate substantially all of our electronic commerce revenues from our electronic commerce partners in our Marketplace. In the future, we expect to generate electronic commerce revenues through our Azazz acquisition. Because the Internet allows consumers to easily compare prices of similar products or services on competing web sites and there are low barriers to entry for potential competitors, gross margins for electronic commerce transactions may narrow further in the future. Competition among Internet retailers or among our electronic commerce partners may have a material adverse effect on our ability to generate revenues through electronic commerce transactions or from these electronic commerce partners.


INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

     We regard substantial elements of our site and underlying technology as proprietary. We attempt to protect them by relying on intellectual property laws. We also generally enter into confidentiality agreements with our employees and consultants and in connection with our license agreements with third parties. We also seek to control access to and distribution of our technology, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our proprietary information without authorization or to develop similar technology independently.

     We pursue the registration of our trademarks in the United States and internationally. Our efforts include:

     o    the registration of a United States trademark for the globe;
     o the filing of United States trademark applications for theglobe.com, theglobe.com logo, TGLO, A Whole New Life Awaits You, globeDirect and globeStores;
     o the submission of trademark applications for theglobe.com logo in Australia, Brazil, Canada, China, the European Union, Hong Kong, Israel, Japan, New Zealand, Norway, Russian Federation, Singapore, South Africa, Switzerland and Taiwan; and
     o the submission of trademark applications for A Whole New Life Awaits You in the European Union and Switzerland.

     Additionally, Attitude Network has filed applications to register some of its trademarks in the United States, including "Attitude Network" and "Happy Puppy." Notice of Allowance has been received from the United States Patent and Trademark Office on "Happy Puppy." Kaleidoscope Networks Limited, the wholly owned subsidiary of Attitude Network, has registered the mark "GD Games Domain" in the United Kingdom.

     Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our services are distributed or made available through the Internet. Policing unauthorized use of our proprietary information is difficult. See "Risk Factors--We rely on intellectual property and proprietary rights."


GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES

     We are subject to laws and regulations that are applicable to various Internet activities. There are many legislative and regulatory proposals under consideration by federal, state, local and foreign governments and agencies, including matters relating to:

     o    online content;
     o    Internet privacy;
     o    Internet taxation;
     o    access charges;
     o liability for information retrieved from or transmitted over the Internet;
     o    domain names;
     o    database protection;
     o    unsolicited commercial email messages;
     o    online gambling; and
     o    jurisdiction.

New regulations may increase our costs of compliance and doing business, decrease the growth in Internet use and decrease the demand for our services or otherwise have a material adverse effect on our business.

     Online Content. Online content restrictions cover many areas, including indecent or obscene content and gambling. Several federal and state statutes prohibit the transmission of indecent or obscene information and content, including sexually explicit information and content. The constitutionality of some of these statues is unclear at this time. For example, in 1997 the Supreme Court of the United States held that selected parts of the federal Communications Decency Act of 1996 governing indecent and patently offensive content were unconstitutional. Many other provisions of the Communications Decency Act, including those relating to obscenity, however, remain in effect. Prior to the Supreme Court's decision, a federal district court in New York held that some provisions of the New York penal law modeled on the Communications Decency Act violated the Constitution. A companion provision of that law, however, was subsequently upheld. Since the Supreme Court's decision, a federal district court in New Mexico held that a provision of the New Mexico penal law purporting to make it unlawful to disseminate over the Internet information that is harmful to minors violated the Constitution.

     The Child Online Protection Act became effective on November 20, 1998. It requires web sites engaged in the business of the commercial distribution of material that is deemed to be obscene or harmful to minors to restrict minors' access to this material. However, the Child Online Protection Act exempts from liability telecommunications carriers, Internet service providers and companies involved in the transmission, storage, retrieval, hosting, formatting or translation of third-party communications where these companies do not select or alter the third-party material. On February 1, 1999, a federal district court in Pennsylvania entered a preliminary injunction preventing enforcement of the harmful-to-minors portion of the act. The provisions of the act relating to obscenity, however, remain in effect. We cannot predict the ultimate outcome or effect of this litigation or the effect that the Child Online Protection Act may have on our business.

     The U.S. Department of Justice and some state Attorneys General have intensified their efforts in taking action against businesses that operate Internet gambling activities. In the last Congress, the Senate passed the Internet Gambling Prohibition Act, which, if enacted, would have prohibited placing or receiving a bet via the Internet in any state. A similar bill has been introduced in the current Congress. We cannot predict whether similar legislation will be enacted in the current Congress. Even in the absence of new legislation directed specifically at Internet-based gambling, existing federal and state statutes generally criminalize these activities. During 1998, online gambling advertisers accounted for under ten percent of our advertising revenues. The enactment of any legislation in the United States or abroad that limits or prevents businesses from operating online gambling would likely have an adverse effect on our advertising revenue.

     Some states, including New York and California, have enacted laws or adopted regulations that expressly or as a matter of judicial interpretation apply various consumer fraud and false advertising requirements to parties who conduct business over the Internet. The constitutionality and the enforceability of some of these statutes is unclear at this time. For example, in 1997, a federal district court held that a Georgia criminal statute violated the Constitution when it prohibited Internet transmissions that falsely identify the sender or use trade names or logos that would falsely state or imply that the sender was legally authorized to use them.

     Internet Privacy. In October 1998, the Children's Online Privacy Protection Act was signed into law, which directs the FTC to develop regulations for the collection of data from children by commercial web site operators. Separately, the Federal Trade Commission Act prohibits unfair and deceptive practices in and affecting commerce. The FTC Act authorizes the FTC to seek injunctive and other relief for violations of the FTC Act, and provides a basis for government enforcement of fair information practices. For instance, failure to comply with a stated privacy policy may constitute a deceptive practice in some circumstances and the FTC would have authority to pursue the remedies available under the Act for any violations. Furthermore, in some circumstances, information practices may be inherently deceptive or unfair, regardless of whether the entity has publicly adopted any privacy policies.

     Some industry groups and other organizations have proposed, or are in the process of proposing, various voluntary standards regarding the treatment of data collected over the Internet. In order to improve user and member confidence in theglobe.com web site, we recently revised our user agreement and privacy policy and became a licensee of the TRUSTe Privacy Program.

As a TRUSTe licensee, we have agreed to adhere to certain established privacy principles at theglobe.com web site as well as to comply with TRUSTe's oversight and consumer resolution process. theglobe.com web site privacy policy now sets forth what personal information is being collected, how it will be used, with whom it will be shared, who is gathering the information, what options the user has, what security procedures are in place to prevent misuse or loss, and how users can correct information to control its dissemination. We may choose to join other organizations that require us to comply with other privacy principles. We may incur expenses in obtaining the endorsement of these organizations or in altering our current policies to comply with these privacy principles. We cannot assure you that the adoption of voluntary standards will preclude any legislative or administrative body from taking governmental action regarding Internet privacy.

     In June 1998, the FTC released a report analyzing the effectiveness of self-regulation as a means of protecting consumer privacy on the Internet. The report concluded that industry self-regulation had not been adequate. The report listed four core information practices that the FTC believes must be part of any privacy protection effort: notice, choice, access and security. The FTC has indicated that in the absence of effective self-regulation, it may support federal legislation to address consumer privacy concerns. We cannot assure you that the FTC's actions in this area will not adversely affect our ability to collect demographic and personal information from members, which could have an adverse affect on our ability to attract advertisers. This could have a material adverse effect on us.

     The FTC has begun investigations into the privacy practices of companies that collect information on the Internet. For example, on August 13, 1998, the FTC announced that it had entered into a proposed consent order with one of our competitors. In its complaint, the FTC alleged that this competitor engaged in three deceptive practices. First, the FTC alleged that the company falsely represented that the personal identifying information it collects through its membership application form is used only to provide members the specific offers and products or services they request. Second, the FTC alleged that the competitor falsely represented that the "optional information" it collects through the application form is not disclosed to third parties without the member's permission. Third, the FTC alleged that the competitor had falsely represented that it collected and maintained the information provided by children who joined various neighborhoods on its site, when in fact the undisclosed third parties actually collected and maintained the information. Without admitting that these allegations are correct, the competitor agreed in a consent order made final by the FTC on February 12, 1999, among other things, to post a clear and prominent privacy statement on its home page and each location where information is collected, disclosing the information collected, the purpose to which the information would be used, the persons to whom the information would be released, and the methods by which subscribers could access and remove the information. The competitor also agreed to obtain express parental consent before collecting information from children 12 and under and to notify individuals from whom it previously collected personal information and offer them the opportunity to have that information deleted. Finally, the competitor agreed to post, for five years, a clear and prominent hyperlink within its privacy statement directing visitors to the FTC's site to view educational material on privacy. The final order also contained an additional provision added during the public comment period, permitting the competitor to collect or use personal information from children to the extent permitted by the Children's Online Privacy Protection Act or by regulations or guides issued under that act.

     We are continuing to review our practices in light of the recent FTC activity and the enactment of the Children's Online Privacy Protection Act. As part of our ongoing review, we now require parental consent before allowing children 12 and younger to access theglobe.com web site. We still cannot predict the exact form of the regulations that the FTC may adopt. Accordingly, we cannot assure you that our current practices will comply with the regulatory scheme which the FTC ultimately adopts or that we will not have to make significant changes to comply with such laws.

     At the international level, the European Union adopted a directive that requires EU member countries to impose restrictions on the collection and use of personal data, effective October 25, 1998. Among other provisions, the directive generally requires member countries to prevent the transfer of personally-identifiable data to countries that do not offer equivalent privacy protections. At present, the EU has indicated that the United States does not provide protections equivalent to that of the directive. The directive could, among other things, affect United States companies that collect information over the Internet from individuals in EU member countries, and may impose restrictions that are more stringent than current Internet privacy standards in the United States. In response to the directive, on November 4, 1998, the U.S. Department of Commerce published for comment a set of safe harbor principles regarding privacy protection for personally identifiable data. The Commerce Department proposed that organizations that come within the safe harbor would be presumed to maintain an adequate level of privacy protection and could continue to receive personal data transfers from EU member countries. The draft safe harbor provides for:

     o notice regarding the organization's intended use of personal data;
     o the opportunity for an individual to choose how the organization or a third party will use personal information;
     o requirements regarding the security and integrity of personal data and access by an individual to data regarding that individual; and
     o mechanisms for ensuring an organization's compliance with the privacy principles.

The Commerce Department and the EU are engaged in ongoing discussions about the application of the directive to United States companies. The Commerce Department has indicated that it hopes to complete an agreement with the EU by June 21, 1999. We cannot assure you that this directive will not materially adversely affect our business.

     Any additional legislation or regulations relating to consumer privacy or the application or interpretation of existing laws and regulations could affect the way in which we are allowed to conduct our business, especially those aspects that contemplate the collection or use of our members' personal information.

     Internet Taxation. Governments at the federal, state and local level, and some foreign governments, have made a number of proposals that would impose additional taxes on the sale of goods and services and various other Internet activities. In 1998, the federal Internet Tax Freedom Act was signed into law, placing a three-year moratorium on state and local taxes on Internet access and on multiple or discriminatory taxes on electronic commerce. However, this moratorium exempts existing state or local laws. The statute also creates a commission to study several Internet taxation issues. We cannot assure you that future laws imposing taxes or other regulations on Internet commerce would not substantially impair the growth of Internet commerce and as a result materially adversely affect our business.

     The Clinton Administration has stated that the United States will advocate in the World Trade Organization and other appropriate international organizations that the Internet be declared a tariff-free environment whenever it is used to deliver products and services. In addition, the Clinton Administration has stated that the government should impose no new taxes on Internet commerce, but rather that taxation should be consistent with established principles of international taxation, should avoid inconsistent national tax jurisdictions and double taxation and should be simple to administer and easy to understand. However, we cannot assure you that foreign countries will not seek to tax Internet transactions.

     Access Charges. Several telecommunications carriers are supporting regulation of the Internet by the FCC in the same manner that the FCC regulates other telecommunications services. These carriers have alleged that the growing popularity and use of the Internet has burdened the existing telecommunications infrastructure, resulting in interruptions in phone service. Incumbent local exchange telephone carriers have in the past petitioned the FCC to regulate Internet service providers in a manner similar to long-distance telephone carriers and to impose interstate access charges on Internet service providers. In May 1997, however, the FCC confirmed that Internet service providers will continue to be exempt from interstate access charges. In August 1998, the Eighth Circuit Court of Appeals upheld the FCC's authority to maintain the exemption. On February 25, 1999, the FCC adopted an order concerning payment by incumbent local exchange carriers of reciprocal compensation for dial-up calls to Internet service providers that obtain their local telephone service from competitive local exchange carriers. The FCC found that Internet traffic is largely interstate, and therefore subject to the FCC's jurisdiction, because end user calls to Internet service providers do not terminate at the Internet service providers' servers, but continue to Internet locations that often are outside the state or country in which the call originates. Although the FCC stated that the order does not require Internet service providers to pay access charges for calls placed through their services, the order does provide further support for a possible, ultimate finding that access charges must be paid for at least some categories of Internet services, such as Internet-based voice telephony. If the FCC were to withdraw the exemption or take other action responding to telecommunications carrier concerns, the costs of communicating through the Internet could increase substantially, potentially slowing the growth in Internet use. This could decrease demand for our services or increase our cost of doing business.

     Liability for Information Retrieved from or Transmitted over the Internet. Materials may be downloaded and publicly distributed over the Internet by the Internet services operated or facilitated by us or by the Internet access providers with which we have relationships. These third-party activities could result in potential claims against us for defamation, negligence, copyright or trademark infringement or other claims based on the nature and content of these materials. The Communications Decency Act of 1996 provides that no provider or user of an interactive computer service shall be treated as the publisher or speaker of any information provided by another information content provider.

     Future legislation or regulations or court decisions may hold us liable for listings and other content accessible through our web site, for content and materials posted by members on their respective personal web pages, for hyperlinks from or to the personal web pages of members, or through content and materials posted in our chat rooms or bulletin boards. Liability might arise from claims alleging that, by directly or indirectly providing hyperlinks to web sites operated by third parties or by providing hosting services for members' sites, we are liable for copyright or trademark infringement or other wrongful actions by these third parties. If any material on our web site contains informational errors, someone might sue us for losses incurred in reliance on the erroneous information. We attempt to reduce our exposure to potential liability through, among other things, provisions in member agreements, user policies, insurance and disclaimers. However, the enforceability and effectiveness of these measures are uncertain.

     In October 1998, the Digital Millennium Copyright Act, whose Title II contains the Internet Copyright Infringement Liability Clarification Act, was signed into law. This statute provides that, under some circumstances, a service provider would not be liable for any monetary relief, and would be subject to limited injunctive relief, for claims of infringement, based on copyright materials transmitted by users over its digital communications network or stored on its systems or under the control of or connected to its systems. This statute also provides that, under some circumstances, a service provider would not be liable for any claim if the service provider acted in good faith to remove access to the infringing material. With respect to infringement caused by storing material on a system or network, in order to benefit from the protections of the act, a service provider must appoint a designated agent to receive notifications of claimed infringement and must provide information about that agent to the U.S. Copyright Office and to the public in a publicly accessible place on the service. We have appointed a designated agent to receive notifications of claimed infringement on theglobe.com web site, have provided that information to the Copyright Office, and made it available to the public on the site.

     A third party provides our e-mail service. This relationship exposes us to potential claims, including claims resulting from unsolicited e-mail or "spamming," lost or misdirected messages, illegal or fraudulent use of e-mail or interruptions or delays in e-mail service. Some states have adopted laws that address spamming. Other states, including New York, are considering, or have considered, similar legislation. For example, California has adopted a law permitting electronic mail service providers to sue parties who initiate unsolicited commercial messages in violation of its e-mail policy, if the initiator has notice of that policy. California also requires unsolicited e-mail advertisements to include opt-out instructions with a toll-free telephone number or a valid return address in the e-mail and requires senders of unsolicited e-mail advertisements to honor opt-out requests. California also imposes criminal penalties on parties who knowingly use Internet domain name of another party to send one or more messages where such messages damage or cause damage to a computer, computer system, or computer network. Similarly, the Virginia legislature has passed, and the governor is considering signing a bill that, if adopted, would make it a crime to send unsolicited bulk e-mail containing false message headers or to sell software designed to do so and would impose civil penalties for injuries caused by unsolicited bulk e-mail. Washington has adopted a law that allows recipients of unsolicited e-mail containing false headers and misleading subject lines to bring lawsuits seeking damages of up to $500.00 for unsolicited commercial e-mail messages. Potential liability for information disseminated through our systems could lead us to implement measures to reduce our exposure to liability. This could require the expenditure of substantial resources and limit the attractiveness of our services. We attempt to reduce our exposure to potential liability through, among other things, provisions in member agreements, user policies and disclaimers. However, the enforceability and effectiveness of these measures are uncertain.

     We sell products directly to consumers and we also enter into agreements with commerce partners and sponsors under which we are entitled to receive a share of the revenue from the purchase of goods and services through direct links from our site. These arrangements may expose us to additional legal risks, including potential liabilities to consumers by virtue of our involvement in providing access to these products or services, even if we do not ourselves provide these products or services. Some of our agreements with these parties provide that these parties will indemnify us against liabilities. However, we cannot assure you that this indemnification will be enforceable or adequate. Although we carry general liability insurance, our insurance may not cover all potential claims or liabilities to which we are exposed. Any imposition of liability that is not covered by insurance could have a material adverse effect on our business.

     The increased attention on liability issues relating to information retrieved or transmitted over the Internet and legislative and administrative proposals in this area could decrease the growth of Internet use. This could decrease the demand for our services. We may also incur significant costs in investigating and defending against these claims.

     Domain Names. Domain names are the user's Internet addresses. Domain names have been the subject of significant trademark litigation in the United States. We have registered the domain names "theglobe.com," "shop.theglobe.com," "tglo.com," "azazz.com," "happypuppy.com," "realmx.com," "kidsdomain.com" and "gamesdomain.com." We cannot assure you that third parties will not bring claims for infringement against us for the use of these names. Moreover, because domain names derive value from the individual's ability to remember the names, we cannot assure you that our domain names will not lose their value if, for example, users begin to rely on mechanisms other than domain names to access online resources.

     The current system for registering, allocating and managing domain names has been the subject of litigation and proposed regulatory reform. We cannot assure you that our domain names will not lose their value, or that we will not have to obtain entirely new domain names in addition to or in place of our current domain names.

     Jurisdiction. Our facilities are located primarily in New York. However, due to the global reach of the Internet it is possible that the governments of other states and foreign countries might attempt to regulate Internet activity and our transmissions. Additionally, we have recently acquired web sites which are based in the United Kingdom and are subject to regulation under U.K. law. Consequently, foreign countries may take action against us for violations of their laws. We cannot assure you that violations of these laws will not be alleged or charged by state or foreign governments and that these laws will not be modified, or new laws enacted, in the future. Any actions of this type could have a material adverse effect on our business.


EMPLOYEES

     As of April 9, 1999, we had approximately 210 full-time employees, including approximately 50 in sales and marketing, 110 in production, 35 in finance and administration and 15 in technology. Our future success depends, in part, on our ability to continue to attract, retain and motivate highly qualified technical and management personnel. Competition for these persons is intense. From time to time, we also employ independent contractors to support our research and development, marketing, sales and support and administrative organizations. Our employees are not represented by any collective bargaining unit and we have never experienced a work stoppage. We believe that our relations with our employees are good.

FACILITIES

     Our headquarters are located in a leased facility in New York City and consist of approximately 20,000 square feet of office space, a majority of which is under a lease with approximately six months remaining. We have also entered into two six-month leases for a total of 3,943 square feet of office space in New York City. We intend to relocate our headquarters in the second quarter of 1999 to a larger facility and have entered into a fifteen-year lease for approximately 47,000 square feet of commercial space in New York City for this purpose. We lease approximately 1,200 square feet of office space in San Francisco for our West Coast sales office. In connection with our acquisition of Azazz, we assumed a month-to-month lease for approximately 4,000 square feet of office space in Kirkland, Washington. In connection with our acquisition of Attitude Network, we assumed a month-to-month lease for approximately 750 square feet in Naples, Florida and approximately 3,000 square feet in New York, New York. We believe that additional commercial space will be available for lease at market rates. Our principal web server equipment and operations are maintained by our personnel at the New York Teleport facility in Staten Island, New York under a Data Center Space Lease with Telehouse International Corporation of America for 2,800 square feet of commercial space for a term of three years. Web server equipment relating to shop.theglobe.com is located with and maintained by Exodus Communications, Inc. in Seattle, Washington. Additionally, we maintain computer hardware, servers and operations relating to Attitude Network in Herndon, West Virginia, which are hosted by Frontier, GlobalCenter, and in London, England which are hosted by Telehouse International.

LEGAL PROCEEDINGS

     From time to time we are named in claims arising in the ordinary of business. Currently, no legal proceedings or claims are pending against or involve us that, in the opinion of management, could reasonably be expected to have a material adverse effect on us.

                                 MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth the names, ages and positions of our executive officers and directors. Our board of directors appoints executive officers. Our executive officers serve at the discretion of our board. All directors hold office until the annual meeting of our stockholders following their election or until their successors are duly elected and qualified.

Name                       Age                       Position
----------------------  --------  ---------------------------------------------
Michael S. Egan.......      59    Chairman
Todd V. Krizelman.....      25    Co-Chief Executive Officer, Co-President and
                                  Director
Stephan J. Paternot...      25    Co-Chief Executive Officer, Co-President,
                                  Secretary and Director
Dean S. Daniels.......      41    Vice President and Chief Operating Officer
Edward A. Cespedes....      33    Vice President of Corporate Development and
                                  Director
Francis T. Joyce......      46    Vice President, Chief Financial Officer and
                                  Treasurer
Rosalie V. Arthur.....      40    Director
Henry C. Duques.......      56    Director
Robert M. Halperin....      71    Director
David H. Horowitz.....      70    Director
H. Wayne Huizenga.....      61    Director

     MICHAEL S. EGAN. Mr. Egan has served as our Chairman since August 1997. Mr. Egan serves as the chairman of our board of directors and as an executive officer with primary responsibility for day-to-day strategic planning and financing arrangements. Mr. Egan has been the controlling investor of Dancing Bear Investments, a privately held investment company, since 1996. Dancing Bear Investments holds a controlling interest in us. From 1986 to 1996, he was the majority owner and Chairman of Alamo Rent-A-Car, Inc., now a subsidiary of Republic Industries. Mr. Egan began his career with Alamo in 1976 and held various management and ownership positions during this period until he bought a controlling interest in 1986. Mr. Egan is also Chairman and Chief Executive Officer of Certified Vacations, a wholesale tour operator. Mr. Egan is a director of Florida Panthers Holdings, Inc. Mr. Egan began in the car rental business with Olins Rent-A-Car, where he held various positions, including President. Before acquiring Alamo, Mr. Egan held various administrative positions at Yale University and administrative and teaching positions at the University of Massachusetts at Amherst. Mr. Egan is a graduate of Cornell University, where he received a Bachelor's degree in Hotel Administration.

     TODD V. KRIZELMAN. Mr. Krizelman co-founded us in the fall of 1994. He is our Co-Chief Executive Officer and Co-President and has served in various capacities with us since our founding. Mr. Krizelman graduated from Cornell University in 1996, where he received a Bachelor's degree in Biology.

     STEPHAN J. PATERNOT. Mr. Paternot co-founded us in the fall of 1994. He is our Co-Chief Executive Officer, Co-President and Secretary and has served in various capacities with us since our founding. Mr. Paternot graduated from Cornell University in 1996, where he received Bachelor's degrees in Business and Computer Science.

     DEAN S. DANIELS. Mr. Daniels was appointed our Vice President and Chief Operating Officer in August 1998. From February 1997 until joining us, Mr. Daniels served as Vice President and General Manager of CBS New Media, a subsidiary managing all of CBS Television Network's activity on the Internet. From March 1996 to February 1997, Mr. Daniels was the Director of Interactive Services at CBS News. From 1994 to 1996, Mr. Daniels served as Director of Affiliate News Services at CBS NEWSPATH. From 1992 to 1994, Mr. Daniels was Director of News of WCBS-TV, a CBS owned television station in New York. Before that time, Mr. Daniels held various positions at WCBS-TV, including executive producer, and was the recipient of four Emmy Awards.

     EDWARD A. CESPEDES. Mr. Cespedes was appointed Vice President of Corporate Development in July 1998 and has served as one of our directors since August 1997. As Vice President for Corporate Development, Mr. Cespedes has primary responsibility for corporate development opportunities including mergers and acquisitions. Mr. Cespedes is also a Managing Director of Dancing Bear Investments. Mr. Cespedes joined Dancing Bear Investments at its inception in 1996, where his responsibilities include venture capital investments, mergers and acquisitions and finance. Before joining Dancing Bear Investments, Mr. Cespedes served as Director of Corporate Finance for Alamo in 1996, where he was responsible for general corporate finance in the United States and in Europe. From 1988 to 1996, Mr. Cespedes worked in the Investment Banking Division of J.P. Morgan & Company, where he most recently focused on mergers and acquisitions. Mr. Cespedes received a Bachelor's degree in International Relations from Columbia University.

     FRANCIS T. JOYCE. Mr. Joyce was appointed our Vice President, Chief Financial Officer and Treasurer in July 1998. From 1997 until joining us, Mr. Joyce served as Chief Financial Officer of the Reed Travel Group, a division of Reed Elsevier Plc, which is an international publisher of travel information. From 1994 to 1997, Mr. Joyce was the Chief Financial Officer at Alexander Consulting Group, a division of Alexander & Alexander Services, Inc., an international professional services firm, which included a human resources consulting firm, an insurance brokerage unit and an executive planning life insurance unit. From 1988 to 1994, Mr. Joyce worked as a Senior Vice President and controller at Bates Worldwide, a division of Saatchi & Saatchi Co., an advertising firm. Mr. Joyce received a Bachelor of Science in Accounting from the University of Scranton and a Master of Business Administration from Fordham University. He is a Certified Public Accountant.

     ROSALIE V. ARTHUR. Ms. Arthur has served as one of our directors since August 1997. Ms. Arthur is a Senior Managing Director and Vice President of Mergers and Acquisitions of Dancing Bear Investments. She currently serves on the Board of Directors of Dancing Bear Investments and several of its affiliated companies. She also served on the Board of Directors of Alamo and affiliated entities and Nantucket Nectars. Before joining Dancing Bear Investments, she served as Chief of Staff and Financial Counselor to the Chairman of Alamo from 1986 to 1996, when the company was sold. Ms. Arthur was the Manager of Financial Reporting at Sensormatic Electronics Corporation from 1984 to 1986 and worked in the audit department of KPMG Peat Marwick from 1980 to 1984. Ms. Arthur received her Bachelor of Science in Accounting from the University of South Florida. She is a Certified Public Accountant.

     HENRY C. DUQUES. Mr. Duques has served as one of our directors since September 1998. Mr. Duques is Chairman and Chief Executive Officer of First Data Corporation, a position he has held since April 1989. From September 1987 to 1989, he served as President and Chief Executive Officer of the Data Based Services Group of American Express Travel Related Services Company, Inc., the predecessor to First Data Corporation. He was Group President of Financial Services and a member of the board of directors of Automatic Data Processing, Inc. from 1984 to 1987. Mr. Duques is currently a director of Unisys Corporation. Mr. Duques holds a Bachelor of Business Administration in Accounting and an MBA in Accounting and Finance from George Washington University.

     ROBERT M. HALPERIN. Mr. Halperin has served as one of our directors since 1995. Mr. Halperin has acted as an advisor to Greylock Management, a venture capital firm, for the past five years. He is a member of the board of directors of Avid Technology, Inc. In addition, Mr. Halperin serves on the Board of Directors of the Associates of Harvard Business School, the Harvard Business School Publishing Co. and Stanford Health Services and also is a Life Trustee of the University of Chicago. He is the former Vice Chairman of Raychem Corporation's Board of Directors and also served as its President and Chief Operating Officer. Mr. Halperin joined Raychem Corporation in 1957. Mr. Halperin received a Master of Business Administration degree from Harvard Business School, and he earned a Bachelor's degree in liberal arts from the University of Chicago and a Bachelor's degree in Mechanical Engineering from Cornell University.

     DAVID H. HOROWITZ. Mr. Horowitz has served as one of our directors since December 1995. Mr. Horowitz has acted as an investor and consultant in the media and communications industries for at least the past five years, and as a consultant to the American Society of Composers, Authors and Publishers, and a Lecturer at the Columbia University School of Law. From 1973 to 1984, Mr. Horowitz was an officer and director of Warner Communications, Inc., and until 1985 he was President and CEO of MTV Networks, Inc. Mr. Horowitz is a graduate of Columbia University, where he received a Bachelor's degree, and is a graduate of Columbia Law School.

     H. WAYNE HUIZENGA. Mr. Huizenga has served as one of our directors since July 1998. Mr. Huizenga has served as the Chairman of the Board of AutoNation since August 1995, as its Co-Chief Executive Officer since October 1996 and as its Chief Executive Officer from August 1995 until October 1996. Mr. Huizenga also serves as the Chairman of the Board and Chief Executive Officer of Republic Services, Inc., as the Chairman of the Board of Florida Panthers Holdings, Inc., as the Chairman of the Board of Extended Stay America, Inc. and a director of NationsRent, Inc. From September 1994 until October 1995, Mr. Huizenga served as the Vice Chairman of Viacom Inc., and as the Chairman of the Board of Blockbuster Entertainment Group, a division of Viacom. From April 1987 through September 1994, Mr. Huizenga served as the Chairman of the Board and Chief Executive Officer of Blockbuster. In September 1994, Blockbuster merged into Viacom. In 1971, Mr. Huizenga co-founded Waste Management, Inc. and served in various capacities, including President, Chief Operating Officer and a director from its inception until 1984. Mr. Huizenga also owns or controls the Miami Dolphins professional sports franchise, and Pro Player Stadium, in South Florida.

KEY EMPLOYEES

     The following table sets forth the names and positions of our key employees.

      Name              Position
      ----              --------
      Vance Huntley     Director of Technology
      Esther Loewy      Director of Communications
      Will Margiloff    Director of Advertising Sales
      Richard Mass      General Counsel
      David Tonkin      Director of Human Resources

     VANCE HUNTLEY. Vance Huntley joined us in August 1995 as our Director of Technology. Between 1991 and 1994, Mr. Huntley held software development positions with Delta-Epsilon Software and the Cornell Institute of Social Economic Research. In 1994 Mr. Huntley developed a Transmission Electron Microscopy simulation for the Cornell Materials Science Center while completing his BS in the Applied & Engineering Physics program at Cornell University. In 1990, Mr. Huntley wrote simulation software at the Lawrence Livermore National Laboratory Supercomputing Center.

     ESTHER LOEWY. Ms. Loewy joined us in May 1997 as our Director of Communications. Ms. Loewy is responsible for managing the in-house communications department for the Company and the direction of our media and public relations. Before joining us, Ms. Loewy was a consultant for the @Cafe in New York and other media companies from 1995 to 1997. From 1992 to 1995 Ms. Loewy was a Senior Account Executive at Charles Levine Communication.

     WILL MARGILOFF. Mr. Margiloff joined us in March 1998 as our Director of Advertising Sales. Mr. Margiloff is responsible for the management and direction of our sales force in New York and San Francisco, and the expansion of our advertising efforts both domestically and internationally. Before joining us, from 1997 to 1998 Mr. Margiloff was the Vice President of East Coast Sales for 24/7 Media. From 1995 to 1998 Mr. Margiloff held the senior sales management position at software site Jumbo!

     RICHARD W. MASS. Mr. Mass was appointed our General Counsel in September 1998. From 1994 until joining us, Mr. Mass served as a senior attorney supporting AT&T's Internet services and was also the chief counsel for Downtown Digital, AT&T's digital production facility that developed interactive television programming and Web sites. From 1992 to 1994, Mr. Mass was an attorney at Gray Cary Ware & Freidenrich in Palo Alto, California. From 1991 to 1992, Mr. Mass was a Visiting Assistant Professor of Law at the University of Miami and from 1987 to 1990 Mr. Mass was an attorney at Proskauer, Rose, Goetz & Mendelsohn in New York. Mr. Mass received a Bachelor of Arts in Economics from Williams College and received a law degree from Stanford Law School.

     DAVID TONKIN. Mr. Tonkin joined us in May 1998 as our Director of Human Resources. Mr. Tonkin is responsible for managing the recruiting, hiring and human resource administration of all employees at theglobe.com. Before joining us, from 1995 to 1998 Mr. Tonkin worked as a Senior Resource Manager for Knowledge Transfer International, responsible for recruiting, developing and managing consulting staffing services. Before that time, from 1994 to 1995, Mr.

Tonkin worked as Human Resource Manager for NightRider (Alco Management Service). From 1993 to 1994 Mr. Tonkin worked as Operations Manager for Premier Shoe Company.

BOARD COMMITTEES

     The Audit Committee of our board of directors reviews and monitors our corporate financial reporting and our internal and external audits. Some of these tasks include reviewing and monitoring the following:

     o    our control functions;
     o the results and scope of the annual audit and other services provided by our independent accountants; and
     o our compliance with legal matters that have a significant impact on our financial condition.

The Audit Committee consults with our management and our independent accountants before the presentation of financial statements to stockholders and, as appropriate, initiates inquiries into aspects of our financial affairs. In addition, the Audit Committee has the responsibility to consider and recommend the appointment of, and to review fee arrangements with, our independent accountants. The current members of the Audit Committee are Messrs. Halperin and Horowitz and Ms. Arthur.

     The Compensation Committee of our board of directors reviews and makes recommendations to our board regarding our compensation policies and all forms of compensation to be provided to our executive officers and directors. Some of these tasks include reviewing and monitoring the following:

     o    annual salaries and bonuses; and
     o    stock option and other incentive compensation arrangements.


In addition, the Compensation Committee reviews bonus and stock compensation arrangements for all of our other employees. The current members of the Compensation Committee are Messrs. Egan, Halperin and Horowitz and Ms. Arthur. Before July 15, 1998, the Compensation Committee consisted of Messrs. Egan, Halperin, Krizelman and Paternot. Stock option grants will be approved, at the election of the Compensation Committee, by either the entire board or a subcommittee of the Compensation Committee consisting of Messrs. Horowitz and Halperin.

     The Nominating Committee of our board of directors makes recommendations to our board of directors regarding nominees for our board of directors. The current members of the Nominating Committee are Messrs. Egan, Krizelman and Paternot and Ms. Arthur.

EXECUTIVE OFFICERS

     Our board of directors appoints our executive officers. Our executive officers serve at the discretion of our board of directors.

DIRECTORS' COMPENSATION

     Directors who are also our employees receive no compensation for serving on our board of directors. We intend to reimburse non-employee directors for all travel and other expenses incurred in connection with attending board of directors and committee meetings. Non-employee directors are also eligible to receive automatic stock option grants under our 1998 stock option plan. Under the 1998 stock option plan each eligible non-employee director as of July 13, 1998 received an initial grant of options to acquire 25,000 shares of our common stock. Each director who became an eligible non-employee director for the first time after July 13, 1998 received an initial grant of options to acquire 12,500 shares of our common stock. In addition, each eligible non-employee director will receive an annual grant of options to acquire 3,750 shares of our common stock on the first business day following each of our annual meeting of shareholders that occurs while the 1998 stock plan is in effect. All of these stock options will be granted with per share exercise prices equal to the fair market value of our common stock as of the date of grant.

EXECUTIVE COMPENSATION

     The following table sets forth information concerning compensation for services in all capacities awarded to, earned by or paid by us to our Chairman, Co-Chief Executive Officers and our three other most highly compensated executive officers during the last two fiscal years:


                          SUMMARY COMPENSATION TABLE

                                                              Long-Term
                                 Annual Compensation        Compensation
                          -------------------------------- ---------------
                                                              Number of
                                                             Securities
Name and Principal                                           Underlying      All Other
Position                    Year (1)  Salary ($) Bonus ($)   Options (#)   Compensation($)(3)
------------------------- ---------- ----------- ---------  ------------  ------------------

Michael S. Egan(4),.....     1998         --        --(5)     160,000           --
  Chairman                   1997         --        --            --            --
Todd V. Krizelman,......     1998      $140,554     --(5)     150,250           --
  Co-Chief Executive                        --      --        100,000 (9)       --
  Officer and                1997      $ 76,000   $18,750     144,976        $500,000
  Co-President
Stephan J. Paternot,....     1998      $140,554     --(5)     150,250           --
  Co-Chief Executive                        --      --        100,000 (9)       --
  Officer, Co-President      1997      $ 76,000   $18,750     144,976        $500,000
  and Secretary
Edward Cespedes,(6).....     1998      $ 83,625     --(5)      53,750           --
  VP Corporate                            --        --         25,000 (10)      --
  development
Frank Joyce, CFO(7).....     1998      $ 80,769     --        112,500           --
Dean Daniels, COO(8)....     1998      $ 80,731     --        112,500           --

-------------------

(1) We do not have any executive officers other than those named in the table.
(2) Other than Mssrs. Krizelman and Paternot, we did not have any other executive officers whose aggregate salary, bonus and other compensation exceeded $100,000 during the fiscal year ended December
     31, 1997.
(3) Reflects a one-time payment of $500,000 associated with our sale of preferred stock and warrants to Dancing Bear Investments in August
     1997.
(4)  Mr. Egan became an  executive  officer in July 1998.  We did not pay
     Mr. Egan a base salary in 1998.
(5) Included in long-term compensation are 35,000, 50,000, 50,000 and 25,000 options granted in January 1999 at an exercise price of $31.50 related to bonuses earned in 1998 for Messrs. Egan, Krizelman, Paternot and Cespedes, respectively.
(6)  Mr. Cespedes became an officer in July 1998.
(7)  Mr. Joyce became an officer in July 1998.
(8)  Mr. Daniels became an officer in August 1998.
(9)  Represents the transfer of 100,000 Series E Warrants from Dancing Bear
     Investments, Inc. at an exercise price of approximately $2.91.
(10) Represents the transfer of 25,000 Series E Warrants from Dancing Bear
     Investments, Inc. at an exercise price of approximately $2.91.

     The following table sets forth, as of December 31, 1998, for each of the executives listed in the Summary Compensation table (a) the total number of unexercised options for common stock (exercisable and unexercisable) held and (b) the value of those options that were in-the-money on December 31, 1998 based on the difference between the closing price of our common stock on December 31, 1998 and the exercise price of the options on that date.

            AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                        1998 YEAR END OPTION VALUES



                                                    Number of Securities Underlying         Value of Unexercised
                                                    Unexercised Stock Options at         In-the-Money Stock Options
                                                         Fiscal Year-End (#)              at Fiscal Year-End ($)(2)
                                                    -------------------------------      --------------------------
                      Shares
                      Acquired on         Value
      Name            Exercise (#)(1)   Realized($)    Exercisable    Unexercisable    Exercisable    Unexercisable
-------------------   ---------------   -----------   -------------  ---------------  -------------  ---------------

Michael Egan.......         --              --            6,250         118,750          149,219       2,835,156
Todd Krizelman.....         --              --          107,488         172,738        3,474,226       4,725,770
Stephan Paternot...         --              --          107,488         172,738        3,474,226       4,725,770
Edward Cespedes....         --              --            6,250          22,500          149,219         537,188
Frank Joyce........         --              --            --            112,500           --           2,804,063
Dean Daniels.......         --              --            --            112,500           --           2,685,938

-------------------
(1)  The named executive officers did not exercise any options in 1998.
(2)  Based on a per share fair market value of Common Stock equal to $32.875, as of December 31, 1998.


                            OPTION GRANTS IN 1998

                                                                                Potential Realizable
                                     Percent of                                Value at Assumed Rates
                        Number of      Total                                       of Stock Price
                       Securities     Options       Exercise                    Appreciation for Option
                       Underlying    Granted to     or Base                             Term (2)
                       Options       Employees      Price                              -----------
                   Granted(#)(1)      in 1998       ($/sh)   Expiration Date        5%             10%
--------------------------------------------------------------------------------------------------------

Michael Egan........  25,000 (3)       2.72%         9.00      July 2008        $114,501    $  358,592
                     100,000 (4)      10.90%         9.00      July 2008        $566,005    $1,434,368
Todd Krizelman......     250 (5)       0.03%         9.00      July 2008        $  1,415    $    3,586
                     100,000 (4)      10.90%         9.00      July 2008        $566,005    $1,434,368
Stephan Paternot....     250 (5)       0.03%         9.00      July 2008        $  1,415    $    3,586
                     100,000 (4)      10.90%         9.00      July 2008        $566,005    $1,434,368
Edward Cespedes.....  25,000 (3)       2.72%         9.00      July 2008        $141,501    $  358,592
                       3,750 (6)       0.41%         9.00      July 2008        $ 21,225    $   53,789
Frank Joyce.........  87,500 (7)       9.54%         7.65      July 2008        $420,966    $1,066,811
                      25,000 (8)       2.72%         9.00      July 2008        $141,501    $  358,592
Dean Daniels........  87,500 (9)       9.54%         9.00   September  2008     $495,255    $1,255,072
                      25,000(10)       2.72%         9.00   September  2008     $141,501    $  358,592

------------------

(1) In the event of a change in control of the Company, all of these options become immediately and fully exercisable.

(2) These amounts represent various assumed rates of appreciation only and are displayed in connection with SEC disclosure rules. Actual gains, if any, on stock option exercises are dependent on future performance of our common stock.

(3) One-fourth of these options are exercisable. The remaining three-fourths will become exercisable with respect to one-third of the shares covered thereby on July 15 in each of 1999, 2000 and 2001.

(4)  These options become exercisable on July 15, 1999.

(5)  These options become exercisable on July 24, 1999.

(6) These options become exercisable with respect to one-fourth of the shares indicated on July 31 in each of 1999, 2000, 2001 and 2002.

(7) These options become exercisable with respect to one-third of the shares indicated on July 15 in each of 1999, 2000 and 2001.



                                   -74-

(8) These options become exercisable with respect to one-seventh of the shares indicated on July 15 in each of 1999, 2000, 2001, 2002, 2003,
     2004 and 2005. However, options covering 12,500 shares have accelerated vesting if specified financial targets are met in 1999.

(9) These options become exercisable with respect to one-third of the shares indicated in September in each of 1999, 2000 and 2001.

(10) These options become exercisable with respect to one-seventh of the shares  indicated in September each of 1999,  2000,  2001, 2002, 2003,
     2004  and  2005.   However,   options   covering  12,500  shares  have
     accelerated vesting if specified financial targets are met in 1999.

EMPLOYMENT AGREEMENTS

     CEO Employment Agreements: On August 13, 1997, we entered into employment agreements with our co-CEOs, Todd V. Krizelman and Stephan J. Paternot. Each CEO agreement provides for the following:

     o    employment as one of our executives;
     o an annual base salary of $125,000 with eligibility to receive annual increases amounting to no less than 15% of the executive's then-base salary;
     o a discretionary annual cash bonus, which will be awarded at our board's discretion and upon the achievement of target performance objectives presented in our budget; and
     o a right to participate in our stock option plans and all health, welfare, and other benefit plans provided by us to our most senior executives.

     Each of the CEO agreements is for a term expiring on August 13, 2002, with possible earlier termination as provided in each CEO agreement. Each of the CEO agreements provides that, in the event of termination by us without cause, the executive will be entitled to receive from us:

     o    any earned and unpaid base salary;
     o reimbursement for any reasonable and necessary monies advanced or expenses incurred in connection with the executive's employment;
     o a pro-rata portion of the annual bonus for the year of termination; and
     o for one year following termination or the remainder of the term of the CEO agreement, whichever is less, continued salary payments and employee benefits.


     In addition, termination without cause automatically triggers the vesting of all stock options held by the executive.

     In the event of our change in control or a dissolution, each executive may elect to terminate his employment by delivering a notice within 60 days to us and receive (1) any earned and unpaid base salary as of the termination date and (2) an amount reimbursing the executive for expenses incurred on our behalf before the termination date.

     Each CEO agreement contains a provision that the CEO will not compete with us for a period of five years from the date of each CEO Agreement or, in the case of termination without cause or after a change in control, the earlier of a period of one year immediately following termination of employment or five years from the date of our initial public offering.

     Chief Operating Officer Employment Agreement. We have entered into an employment agreement with Dean S. Daniels. The following are key terms of the Daniels employment agreement:

     o employment as our Chief Operating Officer effective August 31, 1998;
     o    an annual base salary of not less than $250,000 per year;
     o    an annual cash bonus of $50,000; and
     o stock options to purchase 112,500 shares of our common stock. The options were granted at an exercise price of $9.00 per share. Of these options, 87,500 will vest with respect to one-third of the shares on each of the first three anniversaries of the date of grant, and 25,000 will vest with respect to one-seventh of the shares on each of the first seven anniversaries of the date of grant. The Daniels employment agreement also provides for the accelerated vesting of an aggregate of 12,500 of these options upon our attainment of financial targets in our 1999 fiscal year.

     In addition, the Daniels employment agreement is for a term expiring on August 31, 2001, with possible earlier termination as provided in the Daniels employment agreement. The Daniels employment agreement provides that, in the event of termination by us without cause, Mr. Daniels will be entitled to receive from us:

     o any earned and unpaid base salary as of the termination date and salary continuation during a one-year non-competition period following termination;
     o reimbursement for any and all reasonable monies advanced or expenses incurred in connection with his employment; and
     o    this annual bonus for the year of termination.

In addition, termination without cause automatically triggers the vesting of all options held by Mr. Daniels.

     The Daniels employment agreement contains a provision that he will not compete with us for a period of one year following the date of his termination of employment.

     Chief Financial Officer Employment Agreement. On July 13, 1998, we entered into an employment agreement with Francis T. Joyce. The following are the key terms of the Joyce employment agreement:

     o    employment as our Chief Financial Officer;
     o an annual base salary of not less than $200,000 per year with eligibility to receive annual increases in base salary as determined by our Co-Chief Executive Officers and Co-Presidents;
     o    an annual cash bonus of $50,000; and

     o Mr. Joyce received a stock option grant to purchase 112,500 shares of our common stock, 87,500 of which have an exercise price per share equal to 85% of the initial public offering price. As a result, we recorded a charge for deferred compensation expense of $118,100 in the third quarter of 1998, representing the difference between the deemed value of our common stock, the initial public offering price for accounting purposes, and the exercise price of these options at the date of grant. This amount is presented as a reduction of stockholders' equity and amortized over the vesting period of the applicable options. The remaining options were granted at an exercise price of $9.00 per share. Of these options, 87,500 will vest with respect to one-third of the shares on each of the first three anniversaries of the date of grant, and 25,000 will vest with respect to one-seventh of the shares on each of the first seven anniversaries of the date of grant. The Joyce employment agreement also provides for the accelerated vesting of an aggregate of 12,500 of these options upon our attainment of financial targets in our 1999 fiscal year.

     In addition, the Joyce employment agreement is for a term expiring on July 13, 2001, with possible earlier termination as provided in the Joyce employment agreement. The Joyce employment agreement provides that, in the event of termination by us without cause, Mr. Joyce will be entitled to receive from us:

     o any earned and unpaid base salary as of the termination date and salary continuation during a non-competition period following termination which will be six months or one year, if we elect to pay Mr. Joyce his salary during this period;
     o reimbursement for any and all monies advanced or expenses incurred in connection with his employment; and
     o a pro rata portion of his annual bonus for the year of termination.

In addition, termination without cause automatically triggers the vesting of all stock options held by Mr. Joyce.

1998 STOCK OPTION PLAN

     Our board of directors adopted our 1998 stock option plan on July 15, 1998, and our stockholders approved it as of July 15, 1998. In March 1999, our board of directors approved an amendment of our 1998 stock option plan in order to increase the number of shares authorized for issuance from 1,200,000 to 1,700,000 and to increase the amount of options which may be granted to an individual during any three consecutive calendar year period, subject to stockholder approval. The 1998 stock option plan provides for the grant of incentive stock options intended to qualify under Section 422 of the IRS Code and stock options which do not so qualify. Our and our subsidiaries' directors, officers, employees and consultants are eligible to receive grants under the 1998 stock option plan. The 1998 stock option plan also provides for discretionary stock bonus awards for some community leaders. The 1998 stock option plan is designed to comply with the requirements for "performance-based compensation" under Section 162(m) of the IRS Code, and the conditions for exemption from the short-swing profit recovery rules under Rule 16b-3 under the Exchange Act.

     The purpose of the 1998 stock option plan is to provide an incentive to our directors, officers, employees and consultants and encourage them to devote their abilities to the success of our business. The 1998 stock option plan is administered by and options may be granted by a stock option committee of our board comprised of two or more "non-employee directors" within the meaning of Rule 16b-3 and unless otherwise determined by our board of the directors, "outside directors" within the meaning of Section 162(m), who will administer the 1998 stock option plan in our discretion. Generally, the stock option committee has the right to grant options to eligible participants and to determine the terms and conditions of option agreements, including the vesting schedule and exercise price of options. In addition, our directors who are not also employees are eligible to receive automatic formula option grants as provided in the 1998 stock option plan. Formula option grants include an initial grant of options to acquire 25,000 shares to the eligible non-employee directors who served on our board as of July 15, 1998, and 12,500 shares to eligible non-employee directors who become directors for the first time after July 15, 1998, and annual grants of options to acquire 3,750 shares to eligible non-employee directors on the day following each annual shareholders meeting.

     The 1998 stock option plan, as amended, authorizes for issuance 1,700,000 shares of our common stock, with adjustment in the case of changes in capitalization affecting the options. In January 1999, the compensation committee of our board of directors approved for grant 50,000 options to each of Messrs. Krizelman and Paternot, 35,000 options to Mr. Egan, 25,000 options to Mr. Cespedes and 15,000 options to Ms. Arthur pursuant to the plan as bonus payments for 1998, all of which were immediately vested. No individual may be granted options with respect to more than 500,000 shares during any three consecutive calendar year period.

     The 1998 stock option plan provides that the term of any option may not exceed ten years. In the event of a change in control all outstanding options will become immediately and fully vested. If a participant's employment, or service as a director, is terminated following a change in control, any options vested at that time will remain outstanding until the earlier of the first anniversary of termination and the expiration of the option term.

     In the event of a change in capitalization, the stock option committee will adjust the maximum number and class of shares which may be granted under the 1998 stock option plan or to any individual in any three calendar year period, the number and class of shares which are subject to any outstanding options and the purchase price of the option, and the number and class of shares to be granted to directors as formula option grants.

     We issued shares of our common stock to our community leaders under the 1998 stock option plan. Each of our community leaders, as of July 23, 1998, were issued 11 fully vested shares of our common stock, approximately 3,500 in the aggregate. As a result, we recorded a charge for compensation expense estimated at $31,500 in the fourth quarter of 1998 for the value of our common stock issued to our community leaders.

1995 STOCK OPTION PLAN

     Our 1995 stock option plan, as amended, was adopted by our board of directors on May 26, 1995. The 1995 stock option plan provides for the grant of incentive stock options and non-qualified stock options. Our directors, employees and consultants and our affiliates are eligible to receive grants under the 1995 stock option plan. The 1995 stock option plan authorizes for issuance 791,000 shares of our common stock, with adjustment in the case of changes in capitalization affecting options. The remaining options under the 1995 stock option plan may be granted by Messrs. Krizelman and Paternot under the terms of the 1995 stock option plan.

AZAZZ.COM 1998 STOCK OPTION PLAN

     Prior to our acquisition of Azazz.com, Azazz.com had established its 1998 Stock Option Plan and granted options to purchase shares of Azazz.com common stock to its officers, directors, consultants and employees. As a result of our acquisition of Azazz.com, we assumed the obligations of Azazz.com under its stock plan, and the outstanding options granted under the plan were converted into options entitling each option holder to purchase shares of our common stock. The other terms of the converted options remain unchanged. No additional grants will be made under the Azazz.com stock plan.

     Generally, our compensation committee will administer and interpret the Azazz.com stock plan and its determinations are final. The compensation committee has the authority to make amendments or modifications to outstanding options consistent with the plan's terms.

     Except as otherwise provided in an option agreement, in the event of a change in control of Azazz.com, each converted option that is outstanding at that time will automatically accelerate so that the converted option will immediately prior to the date for the change in control be 100% vested and exercisable. The option will not accelerate, however, if and to the extent that, in connection with the change in control, it is either assumed by the successor corporation or replaced with a comparable award for the purchase of shares of the stock of the successor corporation. Any such converted options held by an officer that are assumed or replaced in connection with Azazz.com's change in control and do not otherwise accelerate at that time will be accelerated in the event that the officer's employment terminates within two years following the change in control, unless the officer's employment was terminated by the successor corporation for cause or by the officer without good reason.

ATTITUDE NETWORK LTD. 1996 STOCK OPTION PLAN

     Prior to our acquisition of Attitude Network, it had established the Attitude Network, Ltd. 1996 Stock Option Plan and granted options to purchase shares of Attitude Network common stock to its officers, directors, consultants and employees. As a result of our acquisition of Attitude Network, we assumed the obligations of Attitude Network under the Attitude Network stock option plan, and the outstanding options granted under the plan were converted into options entitling each option holder to purchase shares of our common stock, instead of Attitude Network common stock. The other terms of the converted options remain unchanged. No additional grants will be made under the Attitude Network stock option plan.

     Generally, our compensation committee will administer and interpret the Attitude stock plan and its determinations are final. The compensation committee has the authority to make amendments or modifications to outstanding options consistent with the plan's terms.

     In the event of a change in control of Attitude Network, our board of directors must either provide

     (a) for the substitution of any converted options outstanding at that time with options to purchase shares of the successor corporation, or

     (b) upon written notice to the optionee that the option must be exercised within 60 days of the date of such notice or it will be terminated.

401(K) SAVINGS PLAN

     We have established a savings and profit-sharing plan that qualifies as a tax-deferred saving plan under Section 401(k) of the IRS Code for some of our eligible employees. Under the savings plan, participants may contribute up to 15% of their eligible compensation, up to $10,000, in any year on a pre-tax basis. Employee contributions are fully vested at all times. In addition, we may, in our discretion, make additional contributions on behalf of participants. All amounts contributed under the savings plan are invested in one or more investment accounts administered by the plan administrator.

1999 EMPLOYEE STOCK PURCHASE PLAN

     Our board of directors adopted our 1999 Employee Stock Purchase Plan on February 18, 1999, subject to approval by a majority of our stockholders present and represented at any special or annual meeting of the stockholders held within 12 months after adoption of the plan. If the plan is not approved by a majority of the stockholders, it will not become effective. We intend to have the plan qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code. We will administer the plan in a manner consistent with the requirements of that section of the Internal Revenue Code.

     The purpose of the plan is to strengthen our company by providing our employees and our subsidiaries' employees the opportunity to acquire a proprietary interest in our company through the purchase of shares of common stock at a discount. These purchases will be made through regular payroll deductions of up to 10% of a participant's gross cash wages, salary and overtime earnings for each pay period during an offering period. A committee consisting solely of no fewer than two non-employee directors appointed by our board will administer the plan.

     Each full-time employee who has completed six consecutive months of full-time employment with us or a subsidiary and who is employed by us or a subsidiary may participate in the plan with respect to offering periods beginning after the six-month period. There will be four offering periods to purchase shares of the common stock during each twelve-month period. On the first day of each offering period, each participant is deemed to have been granted an option to purchase a maximum number of shares of common stock the fair market value of which is equal to

     o that percentage of the participant's compensation which the participant has elected to have withheld multiplied by
     o the participant's compensation during the offering period then divided by
     o the applicable price at which the shares of common stock are being offered during that offering period.

     The maximum number of shares of common stock that a participant may purchase during an individual offering period is 2,000. The offering price for shares for any offering period is the lower of 85% of the closing price of the stock on the first day or the last day of the offering period. Each participant will automatically purchase stock on the last day of the offering period with the accumulated payroll deductions in the participant's account at the time of purchase and at the offering price for that offering period.

     Upon termination of a participant's employment for any reason the participant's payroll deductions accumulated prior to such termination, if any, will be applied toward purchasing full shares of common stock in the then-current offering period. Any cash balance remaining after the purchase of shares in such offering period will be refunded to him or her and his or her participation in the plan will be terminated.

     In the event of a change in capitalization, appropriate and proportionate adjustments may be made by the committee in both the number and/or kind of shares to be purchased under the plan and in their purchase price, and the number and/or kind of shares to be purchased in the current offering period and their purchase price. Upon the occurrence of various corporate transactions, each participant during the offering period will be entitled to receive on the last day of the offering period, for each share to be purchased as nearly as reasonably may be determined, the cash, securities and/or property which a holder of one share of the common stock was entitled to receive upon and at the time of such transaction.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     On July 15, 1998, Michael S. Egan, Robert M. Halperin, David H. Horowitz and Rosalie V. Arthur were appointed as members of the compensation committee of our board. Before that date, the compensation committee was comprised of Messrs. Egan, Halperin, Krizelman and Paternot. Mr. Egan, effective as of July 22, 1998, also serves as one of our executive officers in his role as Chairman. Mr. Egan is also the controlling investor of Dancing Bear Investments, and Ms. Arthur is a Senior Managing Director of Dancing Bear Investments. See "Certain Relationships and Related Transactions-Arrangements with Entities Controlled by Various Directors and Officers." Although Mr. Egan does not receive a salary from us, in 1998 we granted stock options to Mr. Egan for 100,000 shares of our common stock under the 1998 stock option plan, as consideration for his performance of services in his capacity as an executive officer. Additionally, in January 1999, we granted stock options to Mr. Egan and Ms. Arthur for 35,000 and 15,000 shares, respectively, as bonus payments for 1998. In the past fiscal year, Mr. Egan has served as a director of Certified Vacations, an entity with which we have recently begun electronic commerce arrangements.

KEY MAN INSURANCE

     We do not have and currently do not intend to purchase key man insurance.

INDEMNIFICATION AGREEMENTS

     We have entered into indemnification agreements with our directors and officers. These agreements provide, in general, that we shall indemnify and hold harmless directors and officers to the fullest extent permitted by law against any judgments, fines, amounts paid in settlement, and expenses, including attorneys' fees and disbursements, incurred in connection with, or in any way arising out of, any claim, action or proceeding, whether civil or criminal, against, or affecting, the directors and officers resulting from, relating to or in any way arising out of, the service of the directors and officers as our directors and officers.

               CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

ARRANGEMENTS WITH ENTITIES CONTROLLED BY VARIOUS DIRECTORS AND OFFICERS

     We entered into an electronic commerce contract with AutoNation, an entity affiliated with H. Wayne Huizenga, under which we have granted a right of first negotiation with respect to the exclusive right to engage in or conduct an automotive "clubsite" on theglobe.com. Additionally, AutoNation has agreed to purchase advertising from us for a three-year period at a price which will be adjusted to match any more favorable advertising price quoted to a third party by us, excluding various short-term advertising rates.

     In addition, we have entered into an electronic commerce arrangement with InteleTravel, an entity controlled by Michael S. Egan, under which we developed a Web community for InteleTravel in order for its travel agents to conduct business through our Web site in exchange for access to InteleTravel customers for distribution of our products and services.

     We believe that the terms of the foregoing arrangements are on comparable terms as if they were entered into with unaffiliated third parties. During 1998, we received $83,300 from AutoNation and $265,000 from InteleTravel in connection with these arrangements.

STOCKHOLDERS' AGREEMENT

     Messrs. Egan, Krizelman, Paternot and Cespedes, Ms. Arthur and Dancing Bear Investments, an entity controlled by Mr. Egan, entered into a stockholders' agreement under which the Egan group agreed to vote for some nominees of the Krizelman and Paternot groups to our board of directors and the Krizelman and Paternot groups agreed to vote for the Egan group's nominees to our board, who will represent a majority of our board.

     Additionally, under the terms of the stockholders' agreement, Messrs. Krizelman, Paternot and Cespedes and Ms. Arthur have granted an irrevocable proxy to Dancing Bear Investments with respect to any shares that may be acquired or beneficially owned by them upon the exercise of outstanding warrants transferred to each of them by Dancing Bear Investments. These shares will be voted by Dancing Bear Investments, which is controlled by Mr. Egan. Dancing Bear Investments will have a right of first refusal upon transfer of these shares.

     The stockholders' agreement also provides that if the Egan group sells shares of our common stock and warrants representing 25% or more of our outstanding common stock, including the warrants, in any private sale, the Krizelman and Paternot groups, Mr. Cespedes and Ms. Arthur will be required to sell up to the same percentage of their shares as the Egan group sells. If the Egan group sells shares of our common stock or warrants representing 25% or more of our outstanding common stock, including the warrants, or the Krizelman and Paternot groups collectively sell shares or warrants representing 7% or more of our shares and warrants in any private sale, each other party to the stockholders' agreement, including entities controlled by them and their permitted transferees, may, at their option, sell up to the same percentage of their shares.

TRANSACTIONS WITH DIRECTORS, EXECUTIVE OFFICERS AND 5% STOCKHOLDERS

     Since our inception, we have raised capital primarily through the sale of shares of our common stock and preferred stock. The following table summarizes the shares of our common stock purchased from us by our executive officers, directors and 5% stockholders and persons associated with them since our inception.

                 Executive Officers,                         Common
            Directors and 5% Stockholders                     Stock
-----------------------------------------------------  -------------------
Dancing Bear Investments, Inc. (1).................         6,046,774
Michael S. Egan (1)................................         6,046,774
Robert M. Halperin (2).............................            72,769
David H. Horowitz (3)..............................            78,472
Todd Krizelman(4)..................................           547,455
Stephan Paternot(5)................................           600,000

---------------

(1) 4,023,765 of the shares represents 25.5 shares of preferred stock which were converted into 4,023,765 shares of our common stock upon our initial public offering. 2,023,009 of the shares represents warrants to purchase an aggregate of 2,023,009 shares of our common stock. Dancing Bear Investments paid $20 million for its initial investment in the series D preferred stock and the warrants. Upon our initial public offering, shares of the series D preferred stock were converted into 4,023,765 shares of our common stock. Includes the shares that Mr. Egan is deemed to beneficially own as the controlling investor of Dancing Bear Investments.

(2) Mr. Halperin paid $8,172 in 1998 in connection with the exercise of options for 42,709 shares of our common stock. Mr. Halperin paid $25,001 for the series B preferred stock issued in December 1995 and $25,000 for the series C preferred stock issued in November 1996. Upon our initial public offering, shares of the series B and the series C preferred stock were converted into 23,810 and 6,250 shares of our common stock.

(3) Mr. Horowitz paid $3,111 in 1997 in connection with the exercise of options for 15,972 shares of our common stock. Mr. Horowitz paid $52,000 for his series B preferred stock issued in December 1995 and $50,000 for the series C preferred stock issued in November 1996. Upon our initial public offering, shares of the series B and series C preferred stock were converted into 50,000 and 12,500 shares of our common stock.

(4) Mr. Krizelman paid $2,184 for his 525,000 shares of common stock issued in May 1995 and $3,500 for the series A preferred stock issued in November 1995. Upon our initial public offering, shares of the series A preferred stock were converted into 22,455 shares of common stock.

(5) Mr. Paternot paid $2,496 for his 600,000 shares of common stock issued in May 1995.

     All of our directors and executive officers are also parties to registration rights agreements with us which are described under "Description of Capital Stock--Registration Rights." We also have entered into indemnification agreements with our directors and officers. See "Management--Indemnification Agreements."

     Concurrently with our initial public offering, we sold 555,556 shares of our common stock to some of our officers and directors, their relatives and their business associates at the same price paid per share in the initial public offering. See "Principal Stockholders."

                     PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth information with respect to the beneficial ownership of our common stock as of April 9, 1999 and as adjusted to reflect the sale of the shares offered hereby, by each of the following:

     o each person who is known by us to beneficially own 5% or more of our common stock;
     o    each of our directors;
     o    each of our executive officers;
     o    all directors and executive officers as a group;
     o    each selling stockholder owning more than 1% of our common stock;
          and
     o other selling stockholders, each owning less than 1% of our common stock.

     The table below sets forth the selling stockholders. The total amount of shares to be sold in the table represents the amount of shares we expect may be sold in the offering. We are currently contacting other stockholders who may sell shares in the offering to determine whether or not they want to participate in the offering. If the selling stockholders collectively sell less than 2,000,000 shares in the offering, we will sell the difference in order for the total shares of common stock to be sold in the offering to be 4,000,000 shares.

     Unless otherwise indicated, the address of each person named in the table below is theglobe.com, inc., 31 West 21st Street, New York, New York 10010. The amounts and percentage of common stock beneficially owned are reported on the basis of regulations of the Securities and Exchange Commission governing the determination of beneficial ownership of securities. Under the rules of the Commission, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. The information set forth in the following table (1) assumes that the over-allotment option by the underwriters has not been exercised and (2) excludes any shares purchased in the offering by the respective beneficial owner:


                                Number of Shares     Number of       Number of Shares
                               Beneficially Owned    Shares to be    Beneficially Owned
                              Before the Offering    Sold in the     After the Offering
                              ---------------------               ------------------------
Name                          Number     Percentage  Offering     Number     Percentage
----------------------------- ---------  ----------  ---------    ---------  -------------
Dancing Bear Investments,
Inc. (1)...................   6,046,774    44.9%
Michael S. Egan (2)........   6,123,024    45.3
Todd V. Krizelman (3)......     877,431     7.5
Stephan J. Paternot (4)....     929,976     7.9
Dean S. Daniel (5).........           0     *
Edward A. Cespedes (6).....      56,250     *
Francis T. Joyce (7).......           0     *
Rosalie V. Arthur (8)......      51,250     *
Henry C. Duques (9)........       6,250     *
Robert M. Halperin (10)....      99,853     *
David H. Horowitz (11).....     114,583     1.0
H. Wayne Huizenga (12).....       6,250     *
All directors and executive
officers as a group (11
persons) (13)..............   8,264,867     58%


OTHER SELLING STOCKHOLDERS



     We currently expect that selling stockholders will sell up to 2 million shares in this offering. We are currently in the process of contacting our stockholders who possess registration rights to determine the stockholders who desire to include their shares in this offering and to determine the amount of any such shares which will be included.

   -----------------

*     Less than one percent

(1) Includes: (1) 1,773,009 shares of our common stock issuable upon exercise of warrants at $2.91 per share and (2) 250,000 shares of our common stock issuable upon exercise of warrants held by persons other than Dancing Bear Investments but as to which Dancing Bear Investments has voting power upon exercise under a stockholders' agreement.
     Dancing Bear Investments' mailing address is 333 East Las Olas Blvd.,
     Ft. Lauderdale, FL 33301.

(2) Includes the following shares that Mr. Egan is deemed to beneficially own as the controlling investor of Dancing Bear Investments: (1)
     1,773,009 shares of our common stock issuable upon exercise of warrants at $2.91 per share, (2) 250,000 shares of our common stock issuable upon exercise of warrants held by persons other than Mr. Egan but as to which Mr. Egan has voting power upon exercise under a stockholders' agreement, and (3) 41,250 shares of common stock issuable upon exercise of options that are currently exercisable.
     Excludes 118,750 shares of common stock issuable upon exercise of options that will not be exercisable within 60 days of April 9, 1999. Mr. Egan's mailing address is c/o our company.


                                   -87-

(3) Includes (1) 229,976 shares of our common stock issuable upon exercise of options that are currently exercisable and (2) 100,000 shares of our common stock issuable upon exercise of warrants. Excludes 100,250 shares of our common stock issuable upon exercise of options that will not be exercisable within 60 days of April 9, 1999. Mr. Krizelman's mailing address is c/o our company.

(4) Includes (1) 229,976 shares of our common stock issuable upon exercise of options that are currently exercisable and (2) 100,000 shares of our common stock issuable upon exercise of warrants. Excludes 100,250 shares of our common stock issuable upon exercise of options that will not be exercisable within 60 days of April 9, 1999. Mr. Paternot's mailing address is care of our company.

(5) Excludes 112,500 shares of our common stock issuable upon exercise of options that will not be exercisable within 60 days of April 9, 1999.

(6) Includes (1) 31,250 shares of our common stock issuable upon exercise of options that are currently exercisable, and (2) 25,000 shares of our common stock issuable upon exercise of warrants. Excludes 22,500 shares of our common stock issuable upon exercise of options that will not be exercisable within 60 days of April 9, 1999.

(7) Excludes 112,500 shares of our common stock issuable upon exercise of options that will not be exercisable within 60 days of April 9, 1999.

(8) Includes (1) 21,250 shares of our common stock issuable upon exercise of options that are currently exercisable, and (2) 25,000 shares of our common stock upon exercise of warrants. Excludes (1) 22,500 shares of our common stock issuable upon exercise of options that will not be exercisable within 60 days of April 9, 1999 and (2) shares held by Dancing Bear Investments for which Ms. Arthur serves as an officer and a director, and as to which Ms. Arthur disclaims beneficial ownership.

(9) Includes 6,250 shares of our common stock issuable upon exercise of options that are currently exercisable. Excludes 18,750 shares of our common stock issuable upon exercise of options that will not be exercisable within 60 days of April 9, 1999.

(10) Includes 27,085 shares of our common stock issuable upon exercise of options that are currently exercisable. Excludes 33,957 shares of our common stock issuable upon exercise of options that are not currently exercisable. Excludes 90,180 shares of our common stock owned by Mr.
     Halperin's children for which he has a power of attorney but as to which he disclaims beneficial ownership.

(11) Includes 36,111 shares of our common stock issuable upon exercise of options that are currently exercisable. Excludes 26,667 shares of our common stock issuable upon exercise of options that are not currently exercisable.


                                   -88-

(12) Includes 6,250 shares of our common stock issuable upon exercise of options that are exercisable within 60 days of April 9, 1999. Excludes
     22,500 shares of our common stock issuable upon exercise of options that are not exercisable within 60 days of April 8, 1999.

(13) See footnotes 2 through 13 above.

                        DESCRIPTION OF CAPITAL STOCK

     Our Fourth Amended and Restated Certificate of Incorporation provides that our authorized capital stock consists of 100 million shares of common stock and three million shares of preferred stock, par value $.001 per share. As of April 9, 1999 there were 11,447,963 shares of common stock outstanding. Our preferred stock is convertible into shares of common stock at any time.

     The following descriptions of our capital stock do not purport to be complete and are qualified in their entirety by the provisions of our certificate and our by-laws, which are included as exhibits to our registration statement, and by the provisions of applicable law.

COMMON STOCK

     As of April 9, 1999, 11,447,963 shares of our common stock were outstanding. As of March 10, 1999, there were approximately 146 holders of our common stock. All of the issued and outstanding shares of our common stock are fully paid and non-assessable. Each holder of shares of our common stock is entitled to one vote per share on all matters to be voted on by stockholders generally, including the election of directors. There are no cumulative voting rights.

     The holders of our common stock are entitled to dividends and other distributions as may be declared from time to time by our board of directors out of legally available funds, if any. See "Price Range of Our Common Stock and Dividend Policy." Upon our liquidation, dissolution or winding up, the holders of shares of our common stock would be entitled to share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities and the payment of the liquidation preference of any outstanding preferred stock as described below.

     The holders of our common stock have no preemptive or other subscription rights to purchase shares of our stock, nor are holders entitled to the benefits of any redemption or sinking fund provisions.

PREFERRED STOCK

     As of April 9, 1999, we had no shares of preferred stock outstanding. Our board of directors has the authority, without further action by our stockholders, to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of any series, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of that series. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change of control or to serve as an entrenchment device for incumbent management. The issuance of preferred stock may have the effect of decreasing the market price of our common stock, and may adversely affect the voting and other rights of the holders of our common stock.

WARRANTS

     As of April 9, 1999, we had issued and outstanding warrants to purchase 2,055,759 shares of our common stock, with some possible anti-dilution adjustments, at a weighted average exercise price of approximately $3.16 per share. The warrants may be exercised at any time on or before August 13, 2004. After expiration of the exercise period, the holder of the warrants will have no future rights to exercise the warrants.

RIGHTS AGREEMENT

     Our board of directors adopted a Rights Agreement.  Under the Rights
Agreement:

     o our board of directors declared a dividend of one preferred stock purchase right (a "Right") for each outstanding share of our common stock; and
     o each Right entitles the registered holder to purchase from us one one-thousandth of a share of a new series of junior participating preferred stock, par value $.001 per share (the "Junior Preferred Stock"), at a price to be determined by our board of directors, per one one-thousandth of a share (the "Purchase Price"), with adjustment.

The description and terms of the Rights are described in a Rights Agreement between us and the designated Rights Agent. The description presented below is intended as a summary only and is qualified in its entirety by reference to the Rights Agreement, a form of which has been filed as an exhibit to our registration statement. See "Where You Can Find More Information."

     The Rights are attached to all certificates representing outstanding shares of our common stock, and no separate Right Certificates were distributed. The Rights will separate from the shares of our common stock as soon as one of the following two events occur:

     o a public announcement that, without the prior consent of our board of directors, a person or group (an "Acquiring Person"), including any affiliates or associates of that person or group, acquired beneficial ownership of securities having 15% or more of the voting power of all our outstanding voting securities. Dancing Bear Investments, Michael S. Egan, Todd V. Krizelman, Stephan J. Paternot or any entities controlled by these persons are not included in the definition of Acquiring Person; and
     o ten business days, or a later date as our board of directors may determine, following the commencement of, or announcement of an intention that remains in effect for five business days to make, a tender offer or exchange offer that would result in any person or group becoming an Acquiring Person.

We refer to the earlier of these dates as the "Distribution Date." The first date of public announcement that a person or group has become an Acquiring Person is the "Stock Acquisition Date."

     Until the Distribution Date, Rights will be transferred with and only with the shares of our common stock. In addition, until the Distribution Date, or earlier redemption or expiration, of the Rights:

     o new common stock certificates issued upon transfer or new issuance of shares of common stock will contain a notation incorporating the Rights Agreement by reference; and

     o the surrender for transfer of any certificates for shares of common stock outstanding, even without a notation, will also constitute the transfer of the Rights associated with the shares of common stock represented by the certificate.

     As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the shares of common stock as of the close of business on the Distribution Date, and to each initial record holder of various shares of common stock issued after the Distribution Date. The separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M., New York, New York time, on the tenth anniversary of the date of issuance, unless earlier redeemed by us as described below.

     If any person becomes an Acquiring Person, except by a Permitted Offer as defined below, each holder of a Right will have, under the terms of the Rights Agreement, the right (the "Flip-In Right") to receive upon exercise the number of shares of common stock, or, in the discretion of our board of directors, the number of one-thousandths of a share of Junior Preferred Stock, or, in some circumstances, our other securities, having a value immediately before the triggering event equal to two times the Purchase Price. Notwithstanding the description above, following the occurrence of the event described above, all Rights that are, or generally were, beneficially owned by any Acquiring Person or any affiliate or associate of an Acquiring Person will be null and void.

     A "Permitted Offer" is a tender or exchange offer for all outstanding shares of common stock which is at a price and on terms determined, before the purchase of shares under the tender or exchange offer, by a majority of Disinterested Directors, as defined below, to be adequate, taking into account all factors that the Disinterested Directors deem relevant, and otherwise in our best interests and our stockholders' best interest, other than the person or any affiliate or associate on whose behalf the offer is being made, taking into account all factors that the Disinterested Directors may deem relevant.

     "Disinterested Directors" are our directors who are not our officers and who are not Acquiring Persons or affiliates or associates of Acquiring Persons, or representatives of any of them.

      If, at any time following the Stock Acquisition Date,

     o we are acquired in a merger or other business combination transaction in which the holders of all of the outstanding shares of common stock immediately before the consummation of the transaction are not the holders of all of the surviving corporation's voting power; or
     o more than 50% of our assets or earning power is sold or transferred with or to an Interested Stockholder; or
     o if in the transaction all holders of shares of common stock are not offered the same consideration as any other person;

then each holder of a Right, except Rights which previously have been voided as described above, shall afterwards have the right (the "Flip-Over Right") to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Purchase Price. The holder of a Right will continue to have the Flip-Over Right whether or not the holder exercises or surrenders the Flip-In Right.

     The Purchase Price payable, and the number of one-thousandths of a share of Junior Preferred Stock or other securities issuable, upon exercise of the Rights may be adjusted from time to time to prevent dilution in the event of any one of the following:

     o a stock dividend on, or a subdivision, combination or reclassification of, the shares of Junior Preferred Stock;
     o the grant to holders of the shares of Junior Preferred Stock of various rights or warrants to subscribe for or purchase shares of Junior Preferred Stock at a price, or securities convertible into shares of Junior Preferred Stock with a conversion price, less than the then current market price of the shares of Junior Preferred Stock; or
     o the distribution to holders of the shares of Junior Preferred Stock of evidences of indebtedness or assets, excluding regular quarterly cash dividends, or of subscription rights or warrants, other than those referred to above.

     The Purchase Price payable, and the number of one-thousandths of a share of Junior Preferred Stock or other securities issuable, upon exercise of the Rights may also be adjusted in the event of a stock split of the shares of common stock, or a stock dividend on the shares of common stock payable in shares of common stock, or subdivisions, consolidations or combinations of the shares of common stock occurring, in any case, before the Distribution Date.

     With some exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in the Purchase Price. No fractional one-thousandths of a share of Junior Preferred Stock will be issued and, instead, an adjustment in cash will be made based on the market price of the shares of Junior Preferred Stock on the last trading day before the date of exercise.

     At any time before the earlier to occur of (1) a person becoming an Acquiring Person or (2) the expiration of the Rights, we may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"), which redemption shall be effective upon the action of our board of directors. Additionally, we may redeem the then outstanding Rights in whole, but not in part, at the Redemption Price at any one of the following times:

     o after the triggering of the Flip-In Right and before the expiration of any period during which the Flip-In Right may be exercised in connection with a merger or other business combination transaction or series of transactions involving us in which all holders of shares of our common stock are not offered the same consideration but not involving an Interested Stockholder, as defined in the Rights Agreement;
     o following an event giving rise to, and the expiration of the exercise period for, the Flip-in Right if and for as long as no person beneficially owns securities representing 15% or more of the voting power of our voting securities; and

     o when the Acquiring Person reduces his ownership below 5% in transactions not involving us.

The redemption of Rights described above shall be effective only as of the time when the Flip-in Right is not exercisable, and in any event, only after 10 business days' prior notice. Upon the effective date of the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     The shares of Junior Preferred Stock purchasable upon exercise of the Rights will be non-redeemable and junior to any other series of preferred stock we may issue, unless otherwise provided in the terms of the stock. Each share of Junior Preferred Stock will have a preferential quarterly dividend in an amount equal to 1,000 times the dividend declared on each share of common stock, but in no event less than $1. In the event of liquidation, the holders of Junior Preferred Stock will receive a minimum preferred liquidation payment equal to the greater of $1 or 1,000 times the payment made per each share of common stock. Each share of Junior Preferred Stock will have 1,000 votes, voting together with the shares of common stock. In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each share of Junior Preferred Stock will be entitled to receive 1,000 times the amount and type of consideration received per share of common stock. The rights of the Junior Preferred Stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary anti-dilution provisions. Fractional shares of Junior Preferred Stock will be issuable; however, we may elect to distribute depositary receipts in lieu of fractional shares. In lieu of fractional shares other than fractions that are multiples of one one-thousandth of a share, an adjustment in cash will be made based on the market price of the Junior Preferred Stock on the last trading date before the date of exercise.

     Until a Right is exercised, the holder will have no rights as our stockholder, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights was not taxable to our stockholders, stockholders may, depending upon the circumstances, recognize taxable income should the Rights become exercisable or upon the occurrence of some subsequent events.

     The Rights have various anti-takeover effects. The Rights will cause substantial dilution to a person or group of persons that attempts to acquire us on terms not approved by our board of directors. The Rights should not interfere with any merger or other business combination approved by our board of directors before the time that a person or group has acquired beneficial ownership of 15% or more of our common stock since the Rights may be redeemed by us at the Redemption Price until that time.

     "Interested Stockholder" means any Acquiring Person or any of their affiliates or associates, or any other person in which an Acquiring Person or their affiliates or associates have in excess of 5% of the total combined economic or voting power, or any person acting in concert or on behalf of any Acquiring Person or their affiliates or associates.

REGISTRATION RIGHTS

     Investor Rights Agreement. Under the terms of an Investor Rights Agreement, dated as of August 13, 1997, holders of 25% of all of the common stock converted from our series B, series C, series D and series E preferred stock or purchased upon the exercise of warrants originally exercisable for Series E preferred stock, or 50% of the registrable securities issued or issuable in respect of our series B and series C preferred stock, have the right to require us to file a registration statement covering all or part of their shares. Holders of an aggregate of 5,473,735 shares of our common stock, including 2,023,009 shares issuable upon the exercise of warrants, may exercise these registration rights up to four times under the Investor Rights Agreement at our expense, subject the following restrictions:

     o we will not be obligated to register the shares if the holders propose to sell the securities at an aggregate price to the public of less than $5 million;
     o we are not required to effect more than one demand registration on behalf of the holders in any 12 calendar month period;
     o we may defer registration for up to 120 days if our board of directors determines that it would be seriously detrimental to us and our stockholders to register the registrable securities at the requested time;
     o no demand registration statement will be effected within 90 days of the effective date of this offering or any subsequent public offering; and
     o we are not required in most cases to pay the registration expenses for any requested registration that is subsequently withdrawn by the requesting holders.

     Holders of registrable securities have piggyback rights to include their shares in a registration statement filed by us for purposes of a public offering. An underwriter participating in these offerings may limit the number of shares offered, and the number shall be allocated first to us, then generally to holders of registrable securities under this agreement and other agreements on a pro rata basis. We have the right to terminate or withdraw any registration and will bear the expenses of any registration we withdraw. We are not obligated further after we have effected five registrations for holders of registrable securities.

     Under the Investor Rights Agreement, holders of registrable securities have agreed with us to lock-up periods of up to seven days before and 90 days after the effective date of any registration statement filed in connection with an underwritten public offering. Any right described in this section may be amended and waived by our written consent and the written consent of holders of a majority of the registrable securities. All registration rights under the Investor Rights Agreement terminate on November 12, 2001.

     Registration Rights Agreement. Under the terms of a Registration Rights Agreement, dated September 1, 1998, with Dancing Bear Investments, various holders of series A preferred Stock and Messrs. Krizelman and Paternot and us, we have granted registration rights similar to the rights granted under the Investor Rights Agreement. Holders of 25% of all of the registrable securities covered by the Registration Rights Agreement, or 50% of the total number of shares of common stock originally issued as series A preferred stock, have the right to require us to file a registration statement covering all or part of their shares. Holders of a majority of these shares also have registration rights for their shares under the Investor Rights Agreement described above. These holders have the right to require us to file up to four registration statements covering their shares, subject to the same restrictions set forth above under the description of the Investor Rights Agreement. Piggyback rights and lock-up periods are substantially the same as under the Investor Rights Agreement. The holders of registrable securities will cease to have registration rights at the time they are sold to the public pursuant to a registration statement or Rule 144 under the Securities Act of 1933.

     Azazz Registration Rights. On February 1, 1999, we entered into a registration rights agreement with various Azazz shareholders granting them registration rights with respect to shares of our common stock issued to them in connection with the acquisition. Under the agreement, we are required to use our commercially reasonable best efforts to file a shelf registration statement with the SEC within twenty days after we received completed audited financial statements for Azazz. We are obligated to use our commercially reasonable best efforts to cause the shelf registration statement to be declared and remain effective for a period of twenty business days or such shorter period as all of the registrable securities have been sold.

     We have the right on one or more occasions to delay the filing or effectiveness of the shelf registration statement, or, if it has been declared effective, to suspend the distribution of the Azazz shareholders' acquisition common stock issued to Azazz shareholders for three reasons:

     o we file a registration statement covering any of our securities to be issued by us or for resale by our other stockholders in a public offering;
     o we determine in our reasonable judgment that the filing, declaration of effectiveness or continued effectiveness of the shelf registration statement would require us to disclose a material business transaction, as defined below; or
     o we determine in our reasonable judgment that pro forma and/or historical financial statements are required to be filed with the SEC as a result of any material business transaction are not available at that time.

     A material business transaction is any proposed or consummated financing, reorganization or recapitalization, or pending or consummated negotiations relating to a merger, consolidation, acquisition or similar transaction or other business transaction, or other material event, the disclosure of which would otherwise adversely affect us. If we delay the shelf registration on account of a public offering as described above, the delay period begins on the fifth business day after our notice to the Azazz shareholders of the filing, and ends on the closing of the offering, subject to the lock-up described below. If we delay the shelf registration statement for any other reason, the delay period begins and ends on the dates specified in our notices to the Azazz shareholders. At the end of any delay period, we will use our commercially reasonable best efforts to file and cause to be declared effective a shelf registration statement, or reinstate the Azazz shareholders' ability to distribute our common stock under a shelf registration statement, generally

     o within ten business days following the end of a delay period on account of a public offering; and
     o within five business days following the end of a delay period caused by a material business transaction, as described above.

     If we file a shelf registration statement covering these shares and keep it effective for twenty business days, we have no further obligations under the registration rights agreement and the registration rights of these holders terminate.

     Under the registration rights agreement, holders of our common stock received in this transaction have agreed to be subject to lock-up periods of up to seven days before and ninety days after the effective date of a registration statement covering shares of our common stock in any underwritten public offering, including this offering. No holder has any piggyback registration rights under the agreement.

     Attitude Network Registration Rights. On April 9, 1998, we entered into a registration rights agreement with various Attitude Network shareholders granting them registration rights with respect to shares of our common stock issued to them in connection with the acquisition. Under the agreement, the former Attitude Network shareholders have piggyback rights to include the same percentage of their registrable securities in a registration statement filed by us for purposes of a public offering as other shareholders of ours in the aggregate include in the registration statement. These holders are entitled to piggyback rights in this offering and the next two registration statements filed by us that become effective. Additionally, the holders will cease to have registration rights at the time their shares are sold or are eligible to be sold to the public pursuant to a registration statement or Rule 144. None of the holders have any right to include their shares in any over-allotment option in connection with a registration statement.

     We have the right to terminate, withdraw, or delay any registration initiated by us and will bear the expenses of any registration we withdraw.

     Under the agreement, these holders have agreed with us to lock-up periods of up to seven days before and 90 days following the effective date of any registration statement filed in connection with an underwritten public offering, including this offering.

LIMITATION OF DIRECTOR LIABILITY

     Our Certificate limits the liability of our directors to us and our stockholders to the fullest extent permitted by Delaware law. Specifically, our directors will not be personally liable for money damages for breach of fiduciary duty as a director, except for liability

     o for any breach of the director's duty of loyalty to us or our stockholders;
     o for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
     o under Section 174 of the Delaware General Corporation Law, which concerns unlawful payments of dividends, stock purchases or redemptions; and
     o for any transaction from which the director derived an improper personal benefit.

DELAWARE LAW AND VARIOUS CHARTER AND BY-LAWS PROVISIONS

     Delaware Law. We must comply with the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

     A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or, in some cases, within three years prior, did own, 15% or more of the corporation's voting stock. Under Section 203, a business combination between the Company and an interested stockholder is prohibited unless it satisfies one of the following three conditions:

     o our board of directors must have previously approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
     o upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, shares owned by (1) persons who are directors and also officers and (2) employee stock plans, in some instances; and
     o the business combination is approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

     Special Meetings. Our by-laws provide that special meetings of stockholders for any purpose or purposes can be called only upon the request of our chairman of the board, our president, our board of directors, or the holders of shares entitled to at least a majority of the votes at the meeting.

     Amendment of Our By-Laws. To adopt, repeal, alter or amend the provisions of our by-laws, our by-laws require either the affirmative vote of the holders of at least a majority of the voting power of all of the issued and outstanding shares of our capital stock entitled to vote on the matter or by our board of directors.

     Advance Notice Provisions for Stockholder Nominations and Proposals. Our by-laws establish advance notice procedures for stockholders to make nominations of candidates for election as directors, or bring other business before an annual meeting of our stockholders.

     These procedures provide that only persons who are nominated by or at the direction of our board of directors, or by a stockholder who has given timely written notice to our secretary before the meeting at which directors are to be elected, will be eligible for election as one of our directors. Further, these procedures provide that at an annual meeting, the only business that may be conducted is the business that has been specified in the notice of the meeting given by, or at the direction of, our board or by a stockholder who has given timely written notice to our secretary of such stockholder's intention to bring that business before the meeting.

     Under these procedures, notice of stockholder nominations to be made or business to be conducted at an annual meeting must be received by us not less than 60 days nor more than 90 days before the date of the meeting, or, if less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to the stockholders, the 10th day following the earlier of (1) the day notice was mailed or (2) the day public disclosure was made. Under these procedures, notice of a stockholder nomination to be made at a special meeting at which directors are to be elected must be received by us not later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever occurs first.

     Under our by-laws, a stockholder's notice nominating a person for election as a director must contain specific information about the proposed nominee and the nominating stockholder. If our chairman determines that a nomination was not made in the manner described in our by-laws, the nomination will be disregarded. Similarly, a stockholder's notice proposing the conduct of business must contain specific information about the business and about the proposing stockholder. If our chairman determines that business was not properly brought before the meeting in the manner described in our by-laws, the business will not be conducted.

     By requiring advance notice of nominations by stockholders, our by-laws afford our board an opportunity to consider the qualifications of the proposed nominee and, to the extent deemed necessary or desirable by our board, to inform stockholders about these qualifications. By requiring advance notice of other proposed business, our by-laws also provide an orderly procedure for conducting annual meetings of stockholders and, to the extent deemed necessary or desirable by our board, provides our board with an opportunity to inform stockholders, before meetings, of any business proposed to be conducted at the meetings, together with any recommendations as to our board's position regarding action to be taken with respect to the business, so that stockholders can better decide whether to attend a meeting or to grant a proxy regarding the disposition of any business.

     Although our certificate does not give our board any power to approve or disapprove stockholder nominations of the election of directors or proposals for action, the foregoing provisions may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of these nominees or proposals might be harmful or beneficial to us and our stockholders.

WRITTEN CONSENT PROVISIONS

     Our by-laws provide that any action required or permitted to be taken by the holders of capital stock at any meeting of our stockholders may be taken without a meeting only by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote were present and voted.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

                      SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of our common stock, including shares issuable upon the exercise of stock options, in the public market after the lapse of the restrictions described below, or the perception that these sales may occur, could materially adversely affect the prevailing market prices for our common stock and our ability to raise equity capital in the future. Limited information is currently available and no prediction can be made as to the timing or amount of future sales of shares, or the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of our common stock prevailing from time to time. See "Risk Factors--Shares Eligible for Future Sale."

     Upon consummation of the offerings, we will have approximately 13,447,963 outstanding shares of our common stock, and 1,838,979 shares of our common stock issuable upon exercise of outstanding options and we have an additional 497,527 shares of common stock reserved for issuance under such plans. See "Management--Executive Compensation." In addition, 2,055,759 shares of our common stock will be issuable upon exercise of outstanding warrants. Of the outstanding shares, the 2,000,000 newly issued shares of our common stock issued by us and sold in this offering and the 2,000,000 shares of our outstanding common stock sold by selling stockholders in this offering will be immediately eligible for sale in the public market without restriction or further registration under the Securities Act, unless purchased by or issued to any of our "affiliates" under the Securities Act of 1933.

     All of the shares of our common stock outstanding before our initial public offering are "restricted securities" as the term is defined under Rule 144. These shares were issued in private transactions not involving a public offering and may not be sold in the absence of registration other than under Rule 144, 144(k) or 701 promulgated under the Securities Act of 1933 or another exemption from registration.

     In general, under Rule 144 as currently in effect, any of our affiliates or any person, or persons whose shares are aggregated under Rule 144, who has beneficially owned shares of our common stock which are treated as restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed:

     o the greater of 1% of the outstanding shares of our common stock, which would be approximately 134,480 shares based upon the number of shares outstanding after the offerings, or
     o the reported average weekly trading volume in the common stock during the four weeks preceding the date on which notice of the sale was filed under Rule 144.

     Sales under Rule 144 must comply with sale restrictions and notice requirements and to the availability of current public information concerning us. In addition, our affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirements, to sell shares of our common stock that are not restricted securities, such as common stock acquired by affiliates in market transactions. Furthermore, if a period of at least two years has elapsed from the date restricted securities were acquired from us or our affiliates, a holder of restricted securities who is not an affiliate at the time of the sale and who has not been an affiliate for at least three months before the sale would be entitled to sell the shares immediately without regard to the volume, manner of sale, notice and public information requirements of Rule 144.

     Holders of virtually all of our outstanding common stock have various demand registration rights with respect to the shares of our common stock, under some circumstances and with some conditions, to require us to register their shares of our common stock under the Securities Act of 1933, and various rights to participate in any future registration of our securities. These rights are limited by the 180-day lock-up arrangement described below. We are not required to effect more than one demand registration on behalf of these holders in any twelve calendar month period. Under the agreements by which the registration rights were granted, holders of registrable securities have agreed to lock-up periods of not more than seven days before and 90 days after the effective date of any subsequent prospectus.

     We have filed two registration statements on Form S-8 covering the majority of shares issuable under our option plans, which will make those shares freely tradable upon issuance. In the near future, we intend to file an additional registration statement on Form S-8 for the balance of any shares issuable under our option plans which have not yet been registered. This registration statement became effective immediately upon filing and shares covered by this registration statement will be eligible for sale in the public markets, limited by any applicable lock-up agreements and Rule 144 limitations applicable to affiliates.

     Additionally, in connection with our initial public offering in November 1998, we and all of our directors and officers and certain of our other stockholders have agreed that, with some exceptions, without the prior written consent of Bear, Stearns & Co. Inc., not to, directly or indirectly, issue, sell, offer or agree to sell, grant any option for the sale, pledge, make any short sale, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, or otherwise dispose of any shares of our common stock, or securities convertible into, exercisable for or exchangeable for our common stock or of any of our subsidiaries until 180 days from November 12, 1998. Bear, Stearns & Co. Inc. may, however, in its sole discretion and at any time without notice, release all or any portion of the shares subject to lock-up agreements.

     In connection with this offering, we and all of our directors and officers will enter into agreements providing that we will not, for a period of 90 days after the date of this prospectus, enter into any of the transactions referred to in the preceding paragraph without the prior written consent of Bear, Stearns & Co. Inc. The foregoing agreements shall not apply to:

     o in our case, the shares of common stock to be sold in this offering;
     o the issuance of any shares of our common stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus and referred to in this prospectus;
     o in our case, any shares of our common stock issued or options to purchase our common stock granted under our existing employee benefit plans referred to in this prospectus;
     o the pledge by some of our directors and some of the directors of Dancing Bear Investments or our affiliates or affiliates of Dancing Bear Investments of shares of our common stock to a financial institution in connection with a bona fide financing transaction;
     o transfers of shares of our common stock to immediate family members or trusts for the benefit of these family members as long as the transferee enters into a similar lock-up agreement;
     o the transfer of all or part of any warrants held by Dancing Bear Investments on the date of this prospectus to any employee of Dancing Bear Investments, any of our employees, Michael S. Egan or a family transferee of Michael S. Egan, as long as each transferee has executed a similar lock-up agreement; and
     o subject to specified limitations, shares of our common stock issued by us in connection with any merger, recapitalization, consolidation or acquisition by us or our subsidiaries.

                                UNDERWRITING

     The underwriters of the offering named below, for whom Bear, Stearns & Co. Inc., is acting as representative, have severally agreed with us, subject to the terms and conditions of the underwriting agreement, the form of which has been filed as an exhibit to the registration statement on Form S-1 of which this prospectus is a part, to purchase from us and the selling stockholders the aggregate number of shares of common stock set forth opposite their respective names below:

           Underwriter                                 Number of Shares
           -----------                                 ----------------
           Bear, Stearns & Co. Inc..................
           NationsBanc Montgomery Securities LLC....
           Volpe Brown Whelan & Company.............
           Wit Capital Corporation..................
                                                           ---------
                                                           4,000,000
           Total....................................       =========

     The underwriting agreement provides that the obligations of the several underwriters are subject to approval of certain legal matters by counsel and to various other conditions. We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, and where such indemnification is unavailable, to contribute to payments that the underwriters may be required to make in respect of such liabilities. The nature of the underwriters' obligations is such that they are committed to purchase and pay for all of the above shares of common stock if any are purchased.

     If the underwriters sell more than the total number set forth in the table above, the underwriters have an option to buy up to an additional 600,000 shares from us to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in the same proportion as set forth in the table above.

     We and all of our directors and officers have agreed that, subject to certain exceptions, for a period of 90 days from the date of this prospectus, without the prior written consent of Bear, Stearns & Co. Inc., we will not, directly or indirectly, issue, sell, offer or agree to sell, grant any option for the sale of, pledge, make any short sale, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Exchange Act or otherwise dispose of any shares of our common stock (or securities convertible into, exercisable for or exchangeable for our common stock) of our company or of any of our subsidiaries.

     The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and by the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                                              --------------------------
                                              No Exercise  Full Exercise
                                              -----------  -------------
           Paid by us
           ----------
           Per share.....................          $             $
           Total.........................          $             $

           Paid by Selling Stockholders
           ----------------------------
           Per share.....................          $             $
           Total.........................          $             $


     Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $ per share from the public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $ per share from the public offering price. If all the shares are not sold at the offering price, the representative may change the offering price and the other selling terms.

     In connection with the offering, certain persons participating in the offering may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress. The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

     These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

     A Prospectus in electronic format is being made available on an Internet web site maintained by Wit Capital. In addition, all dealers purchasing shares from Wit Capital in this offering have agreed to make a prospectus in electronic format available on web sites maintained by each of these dealers.

     Certain persons participating in this offering may also engage in passive market making transactions in the common stock on the Nasdaq National Market. Passive market making consists of displaying bids on the Nasdaq National Market limited by the prices of independent market makers and effecting purchases limited by such prices and in response to order flow. Rule 103 of Regulation M promulgated by the Commission limits the amount of net purchases that each passive market maker may make and the displayed size of each bid.

     Passive market making may stablize the market price of the common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

     The representative of the underwriters has advised us that Bear, Stearns & Co. Inc., NationsBanc Montgomery Securities LLC and Volpe Brown Whelan & Company each currently acts as a market maker for our common stock and currently intends to continue to act as a market maker following this offering. Since the average daily trading volume of our common stock exceeds $1 million and our public float exceeds $150 million, the provisions of Regulation M permit such underwriters to continue market making activities during the period of the offering. However, the underwriters are not obligated to do so and may discontinue any market making at any time.

     We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $ . We are paying the expenses of the selling stockholders, other than all applicable stock transfer taxes, fees of counsel for the selling stockholders and commissions, concessions and discounts of brokers, dealers or other agents.

                               LEGAL MATTERS

     The validity of the shares of our common stock offered by this prospectus will be passed upon for us by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York. Various partners and employees of Fried, Frank, Harris, Shriver & Jacobson have, collectively, approximately 2,000 shares of our common stock. Various legal matters in connection with the offering will be passed upon for the underwriters by Morrison & Foerster LLP, New York, New York.

                                  EXPERTS

     Our balance sheets as of December 31, 1998 and 1997 and the related statements of operations, stockholders' equity and cash flows for the three years in the period ended December 31, 1998 and the balance sheets of factorymall.com, inc. as of December 31, 1998 and 1997 and the related statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 1998 and 1997 and the period from April 26, 1996 (inception) to December 31, 1996 have been included in reliance on the reports of KPMG LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

     The consolidated balance sheets of Attitude Network, Ltd. and its subsidiary as of December 31, 1998 and 1997 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 1998 and 1997 have been included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting. The report of PricewaterhouseCoopers LLP covering the December 31, 1998 and 1997 financial statements contains an explanatory paragraph that states that the Company's recurring losses from operations raise substantial doubt about the entity's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

                    WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information on file at the Commission's public reference room in Washington, D.C. You can request copies of those documents, upon payment of a duplicating fee, by writing to the Commission.

     We have filed a registration statement on Form S-1 with the Commission. This prospectus' which forms a part of that registration statement, does not contain all of the information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits. With respect to references made in this prospectus to any contract or other document, such references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement at the Commission's public reference room in Washington, D.C., and at the Commission's regional offices in Chicago, Illinois and New York, New York. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our Commission filings and the registration statement can also be reviewed by accessing the Commission's Internet site at http://www.sec.gov.

                                INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
THEGLOBE.COM, INC. FINANCIAL STATEMENTS

Report of Independent Accountants                                F-3

Balance Sheets at December 31, 1998 and 1997                     F-4

Statements of Operations for the years ended December
    31, 1998, 1997 and 1996                                      F-5

Statements of Stockholders' Equity for the years ended
    December 31, 1998, 1997 and 1996    `                        F-6

Statements of Cash Flows for the years ended December
    31, 1998, 1997 and 1996                                      F-7

Notes to Financial Statements                                    F-8

Schedule of Valuation and Qualifying Accounts                    Exhibit 99.1

THEGLOBE.COM, INC. UNAUDITED PRO FORMA CONDENSED
    CONSOLIDATED FINANCIAL INFORMATION

Unaudited Pro Forma Condensed Consolidated Financial
    Information                                                  F-25

Unaudited Pro Forma Condensed Consolidated Balance
    Sheet as of December 31, 1998                                F-27

Unaudited Pro Forma Condensed Consolidated Statement of
    Operations for the year ended December 31, 1998              F-28

Notes to Unaudited Pro Forma Condensed Consolidated
    Financial Statements as of and for the year ended
    December 31, 1998                                            F-29

FACTORYMALL.COM, INC. FINANCIAL STATEMENTS

Report of Independent Accountants                                F-31

Balance Sheets at December 31, 1998 and 1997                     F-32

Statements of Operations for the years ended
    December 31, 1998 and 1997 and the period from
    April 25, 1996 (inception) to December 31, 1996              F-33


Statements of Stockholders' Equity (Deficit) for the
    years ended December 31, 1998 and 1997 and the period
    from April 25, 1996 (inception) to December 31, 1996         F-34

Statements of Cash Flows for the years ended
    December 31, 1998 and 1997 and the period from
    April 25, 1996 (inception) to December 31, 1996              F-35


Notes to Financial Statements                                    F-36

ATTITUDE NETWORK, LTD. FINANCIAL STATEMENTS

Report of Independent Certified Public Accountants               F-42

Consolidated Balance Sheets at December 31, 1998 and 1997        F-43

Consolidated Statements of Operations for the years
    ended December 31, 1998 and 1997                             F-44

Consolidated Statements of Stockholders' Equity (Deficit)
    for the years ended December 31, 1998 and 1997               F-45

Consolidated Statements of Cash Flows for the years ended
    December 31, 1998 and 1997                                   F-46

Notes to Consolidated Financial Statements                       F-47

                        INDEPENDENT AUDITORS' REPORT





The Board of Directors and Stockholders
theglobe.com, inc.:



     We have audited the accompanying balance sheets of theglobe.com, inc. as of December 31, 1998 and 1997, and the related statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998. In connection with our audits of the financial statements, we also have audited the financial statement schedule as listed in the accompanying index. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of theglobe.com, inc. as of December 31, 1998 and 1997, and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 1998 in conformity with generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.



                                             /s/ KPMG LLP





New York, New York
February 20, 1999

                                      THEGLOBE.COM, INC.

                               BALANCE SHEETS

                                                                          DECEMBER 31,
                                                                     -------------------------
                                                                        1998          1997
                                                                     -----------  ------------
                             ASSETS
Current assets:
    Cash and cash equivalents....................................    $29,250,572     $5,871,291
    Short-term investments.......................................        898,546     13,003,173
    Accounts receivable, less allowance for doubtful accounts of
      $300,136 and $12,000 in 1998 and 1997, respectively........      2,004,875        254,209
    Prepaids and other current assets............................        678,831             --
                                                                     -----------    -----------
        Total current assets.....................................     32,832,824     19,128,673
Property and equipment, net......................................      3,562,559        325,842
Restricted investments...........................................      1,734,495             --
Other assets.....................................................             --          7,657
                                                                     -----------    -----------
    Total assets.................................................    $38,129,878    $19,462,172
                                                                     ===========    ===========

              LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:

    Accounts payable.............................................     $2,614,445     $  396,380
    Accrued expense..............................................        817,463        325,454
    Accrued compensation.........................................        691,279      1,148,999
    Deferred revenue.............................................        673,616        113,290
    Current installments of obligations under capital leases.....      1,026,728         27,174
                                                                     -----------      ---------
        Total current liabilities................................      5,823,531      2,011,297

Obligations under capital leases, excluding current installments.      2,005,724         98,826

Stockholders' equity:

    Preferred Stock, 3,000,000 shares authorized:
      Convertible preferred stock, Series A through E, $0.001
      par value; 2,900,001 shares authorized; -0- and
      1,449,995.5, shares issued and outstanding at December 31,
      1998 and 1997, respectively; aggregate liquidation
      preference of -0- and $21,886,110 at December 31, 1998 and
      1997, respectively.........................................             --          1,450
    Common stock, $0.001 par value; 100,000,000 shares
      authorized; 10,312,256 and 1,154,271 shares issued and
      outstanding at December 31, 1998 and 1997 respectively.....         10,312          1,154
    Additional paid-in capital...................................     50,914,494     21,866,965
    Deferred compensation........................................       (128,251)       (76,033)
    Net unrealized loss on securities............................        (50,006)       (41,201)
    Accumulated deficit..........................................    (20,445,926)    (4,400,286)
                                                                     -----------    -----------
        Total stockholders' equity...............................     30,300,623     17,352,049
Commitments......................................................
                                                                     -----------    -----------
        Total liabilities and stockholders' equity...............    $38,129,878    $19,462,172
                                                                     ===========    ===========



                       See accompanying notes to financial statements.

                                      THEGLOBE.COM, INC.

                                   STATEMENTS OF OPERATIONS

                                                              YEAR ENDED DECEMBER 31,
                                                       ----------------------------------------
                                                         1998          1997           1996
                                                       ---------- -------------  --------------
Revenues.........................................      $5,509,818    $  770,293      $ 229,363
Cost of revenues.................................       2,238,871       423,706        116,780
                                                       ----------    ----------      ---------
        Gross profit.............................       3,270,947       346,587        112,583

Operating expenses:
    Sales and marketing..........................       9,298,683     1,248,349        275,947
    Product development..........................       2,632,613       153,667        120,000
    General and administrative...................       6,828,134     2,827,591        489,073
    Non-recurring charge.........................       1,370,250            --             --
                                                      -----------    ----------      ---------
        Loss from operations.....................     (16,858,733)  (3,883,020)       (772,437)
                                                      -----------   -----------      ---------
Other income (expense):

    Interest and dividend income.................       1,083,400       334,720         25,966
    Interest and other expense...................        (191,389)           --         (3,709)
                                                        ---------    ----------      ---------
        Total other income (expense), net........         892,011       334,720         22,257
                                                        ---------    ----------      ---------
        Loss before provision for income taxes...     (15,966,722)   (3,548,300)      (750,180)
                                                      -----------    ----------      ---------
Provision for income taxes.......................          78,918        36,100             --
                                                        ---------    ----------      ---------
        Net loss.................................    $(16,045,640)  $(3,584,400)     $(750,180)
                                                     ============   ===========      =========

Basic and diluted net loss per share.............      $   (6.74)    $   (3.13)      $   (0.67)
                                                       =========     ==========      =========
Weighted average basic and diluted shares
  outstanding....................................      2,381,140      1,146,773      1,125,000
                                                       =========     ==========      =========




                       See accompanying notes to financial statements.

                                       THEGLOBE.COM,INC.

                              STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                OTHER                     TOTAL
                                                                   ADDITIONAL                  COMPRE-                    STOCK-
                             CONVERTIBLE                            PAID-IN        DEFERRED    HENSIVE    ACCUMULATED    HOLDERS'
                           PREFERRED STOCK       COMMON STOCK       CAPITAL      COMPENSATION   LOSS        DEFICIT       EQUITY
                          ------------------ ---------------------  ----------   ------------  --------   ------------  -----------
                          SHARES     AMOUNT     SHARES     AMOUNT
                          ------     ------     ------     ------
Balance as of
  December 31, 1995..    1,134,910   $1,135    1,125,000   $1,125   $  695,163   $        --   $     --   $     (65,706)  $ 631,717
Net loss.............           --       --           --       --           --            --         --        (750,180)   (750,180)
                                                                                                                          ---------
Comprehensive loss...                                                                                                      (750,180)
                                                                                                                          ---------
Issuance of Series B
  convertible
  preferred stock....       23,810       24           --       --       24,961            --         --              --      24,985
Issuance of Series C
  convertible
  preferred stock....      221,250      221           --       --      884,749            --         --              --     884,970
Deferred compensation           --       --           --       --       25,053       (25,053)        --              --          --
Amortization of deferred
  compensation.......           --       --           --       --           --         4,000         --              --       4,000
                          --------   ------   ----------   ------   ----------   -----------   --------   ------------- -----------
Balance at December
  31, 1996...........    1,379,970    1,380    1,125,000    1,125    1,629,926       (21,053)        --        (815,886)    795,492
Net loss.............           --       --           --       --           --            --         --      (3,584,400) (3,584,400)
Net unrealized loss
  on securities......           --       --           --       --           --            --    (41,201)             --     (41,201)
                                                                                                                        -----------
Comprehensive loss...                                                                                                    (3,625,601)
                                                                                                                        -----------
Issuance of Series C
  convertible
  preferred stock....       70,000       70           --       --      279,930            --         --              --     280,000
Exercise of stock
  options............           --       --       29,271       29        4,478            --         --              --       4,507
Issuance of Series D
  convertible
  preferred stock,
  net of expense of
  $130,464...........         25.5       --           --       --   19,869,536            --         --              --  19,869,536
Deferred compensation           --       --           --       --       83,095       (83,095)        --              --          --
Amortization of deferred
  compensation.......           --       --           --       --           --        28,115         --              --      28,115
                          --------   ------   ----------   ------   ----------   -----------   --------   ------------- -----------
Balance at
  December 31, 1997..  1,449,995.5    1,450    1,154,271    1,154   21,866,965       (76,033)   (41,201)     (4,400,286) 17,352,049
Net loss.............           --       --           --       --           --            --         --     (16,045,640)(16,045,640)
Change in net
  unrealized loss on
  securities.........           --       --           --       --           --            --     (8,805)             --      (8,805)
                                                                                                                         ----------
Comprehensive loss...                                                                                                   (16,054,445)
                                                                                                                         ----------
Deferred compensation           --       --           --       --      118,125      (118,125)        --              --          --
Amortization of
  deferred
  compensation.......           --       --           --       --           --        65,907         --              --      65,907
Exercise of stock
  options............           --       --      199,083      199      254,818            --         --              --     255,017
Conversion of
  preferred stock in
  connection with the
  Company's IPO...... (1,449,995.5)  (1,450)   5,473,735    5,474       (4,024)           --         --              --          --
Issuance of Common
  Stock in connection
  for services.......           --       --        3,500        3       31,497            --         --              --      31,500
Issuance of common
  stock in connection
  with the Company's
  IPO, net of
  issuance costs of
  $4,054,658.........           --       --    3,481,667    3,482   27,276,863            --         --              --  27,280,345
Transfer of warrants
  from significant
  shareholder to
  officers...........           --       --           --       --    1,370,250            --         --              --   1,370,250
                          --------   ------   ----------   ------   ----------   -----------   --------   -------------  ----------
Balance at
  December 31, 1998 .           --   $   --   10,312,256  $10,312  $50,914,494   $  (128,251)  $(50,006)  $(20,445,926) $30,300,623
                          ========   ======   ==========   ======   ==========   ===========   ========   ============= ===========



                       See accompanying notes to financial statements.

                             THEGLOBE.COM, INC.

                          STATEMENTS OF CASH FLOWS

                                                                      YEAR ENDED
                                                                     DECEMBER 31,
                                                       ---------------------------------------
                                                           1998          1997          1996
                                                       ------------   ------------  ----------
Cash flows from operating activities:
  Net loss.......................................      $(16,045,640) $(3,584,400)  $  (750,180)
    Adjustments to reconcile net loss to net cash
      used in operating activities:
      Depreciation and amortization..............           715,410       60,210        47,595
      Transfer of stock warrants from significant
        shareholder to officers..................         1,370,250           --            --
      Issuance of common stock for services......            31,500           --            --
      Amortization of deferred compensation......            65,907       28,115         4,000
    Changes in operating assets and liabilities:
      Accounts receivable, net...................        (1,750,666)    (188,081)      (63,103)
      Prepaids and other current assets..........          (678,831)       2,377        (2,377)
      Other assets...............................             7,657           --            --
      Accounts payable...........................         2,218,065      265,902       120,684
      Accrued expenses...........................           492,009      310,220         9,635
      Accrued compensation.......................          (457,720)   1,148,999            --
      Deferred revenue...........................           560,326       81,146        32,144
                                                        -----------  -----------   -----------
    Net cash used in operating activities........       (13,471,733)  (1,875,512)     (601,602)
                                                        -----------  -----------   -----------

Cash flows from investing activities:
  Purchase of securities.........................                --  (13,044,374)           --
  Proceeds from sale of securities...............        12,095,822           --            --
  Purchases of property and equipment............          (730,359)    (119,984)     (138,309)
  Payment of security deposits...................        (1,734,495)          --            --
                                                        -----------  -----------   -----------
    Net cash provided by (used in) investing
      activities.................................         9,630,968  (13,164,358)     (138,309)
                                                        -----------  -----------   -----------
Cash flows from financing activities:
  Payments under capital lease obligations.......          (315,316)          --            --
  Proceeds from exercise of common stock options.           255,017        4,507            --
  Net proceeds from issuance of common stock.....        27,280,345           --            --
  Payment of financing costs.....................                --     (130,464)           --
  Proceeds from issuance of convertible preferred
    Series A, B and C stock......................                --      280,000       909,955
  Proceeds from issuance of convertible preferred
    Series D stock...............................                --   20,000,000           --
                                                        -----------  -----------   -----------
      Net cash provided by financing activities..        27,220,046   20,154,043       909,955
                                                        -----------  -----------   -----------
      Net change in cash and cash equivalents....        23,379,281    5,114,173       170,044
Cash and cash equivalents at beginning of period.         5,871,291      757,118       587,074
                                                        -----------  -----------   -----------
Cash and cash equivalents at end of period.......       $29,250,572   $5,871,291     $ 757,118
                                                        ===========  ===========   ===========

Supplemental disclosure of cash flow information:
  Cash paid during the period for:
    Interest.....................................         $ 123,724  $        --     $   3,709
                                                        ===========  ===========   ===========
    Income taxes.................................      $     69,890  $        --     $      --
                                                        ===========  ===========   ===========
    Supplemental disclosure of noncash
      transactions:..............................
    Equipment acquired under capital leases......        $3,221,769  $   126,000     $      --
                                                        ===========  ===========   ===========

                       See accompanying notes to financial statements.

                            THEGLOBE.COM, INC.
                       NOTES TO FINANCIAL STATEMENTS
                        December 31, 1998 and 1997

(1)  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  Description of Business

     theglobe.com, inc. (the "Company") was incorporated on May 1, 1995 (inception) and commenced operations on that date. theglobe.com is an online network with members and users in the United States and abroad. theglobe.com's users are able to personalize their online experience by publishing their own content and interacting with others having similar interests. The Company's primary revenue source is the sale of advertising, with additional revenues generated through electronic commerce arrangements, development fees and the sale of membership service fees for enhanced services.

     The Company's business is characterized by rapid technological change, new product development and evolving industry standards. Inherent in the Company's business are various risks and uncertainties, including its limited operating history, unproven business model and the limited history of commerce on the Internet. The Company's success may depend in part upon the emergence of the Internet as a communications medium, prospective product development efforts and the acceptance of the Company's solutions by the marketplace.

     (b)  Initial Public Offerings

     On November 13, 1998, the Company completed an initial public offering and concurrent offering directly to certain investors in which it sold 3,481,667 shares of Common Stock, including 381,667 shares in connection with the exercise of the underwriters' over-allotment option, at $9.00 per share. Upon the closing of the offerings, all of the Company's preferred stock, par value $0.001 per share (the "Preferred Stock") automatically converted into an aggregate of 5,473,735 shares of Common Stock. Net proceeds from the offerings, after underwriting and placement agent fees of $2.0 million and offering costs of $2.0 million were $27.3 million.

     (c)  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

                            THEGLOBE.COM, INC.
                       NOTES TO FINANCIAL STATEMENTS
                        December 31, 1998 and 1997

     (d)  Cash and Cash Equivalents

     The Company considers all highly liquid securities with original maturities of three months or less to be cash equivalents. Cash equivalents at December 31, 1998 were approximately $2,955,044 and at December 31, 1997 were approximately $3,997,000, which consisted of corporate bonds and mutual funds.

     (e) Short-term Investments

     Short-term investments are classified as available-for-sale and are available to support current operations or to take advantage of other investment opportunities. These investments are corporate bonds, commercial paper and corporate bond funds which are stated at their estimated fair value based upon publicly available market quotes. Unrealized gains and losses are computed on the basis of specific identification and are included in stockholders' equity. Realized gains, realized losses and declines in value, judged to be other-than-temporary, are included in other income. There were no material gross realized gains or losses from sales of securities in the periods presented. The costs of securities sold are based on the specific-identification method and interest earned is included in interest income. As of December 31, 1998, the Company had gross unrealized losses of $50,006 from its short-term investments. As of December 31, 1997, the Company had gross unrealized losses of $41,678 and gross unrealized gains of $477 from its short-term investments.

     (f)  Property and Equipment

     Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, generally ranging from three to five years. Equipment under capital leases is stated at the present value of minimum lease payments and is amortized using the straight-line method over the shorter of the lease term or the estimated useful lives of the assets.

     (g)  Restricted Investments

     At December 31, 1998, restricted investments included security deposits held in certificates of deposit and other interest bearing accounts as collateral for certain capital lease equipment and office space leases.

     (h)  Impairment of Long-Lived Assets

     The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which

                            THEGLOBE.COM, INC.
                       NOTES TO FINANCIAL STATEMENTS
                        December 31, 1998 and 1997

the carrying amount of the assets exceeds the fair value of the assets. To date, no such impairment has been recorded.

     (i)  Income Taxes

     The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in results of operations in the period that the tax change occurs. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

     (j) Revenue Recognition

     The Company's revenues are derived principally from the sale of banner advertisements under short-term contracts. To date, the duration of the Company's advertising commitments has generally averaged from one to three months. Advertising revenues are recognized ratably in the period in which the advertisement is displayed, provided that no significant Company obligations remain and collection of the resulting receivable is probable. Company obligations typically include the guarantee of a minimum number of "impressions" or times that an advertisement appears in pages viewed by the users of the Company's online properties.

     The Company also derived other revenues from its membership service fees, electronic commerce revenue shares and sponsorship placements within the Company's site. Membership service fees are deferred and recognized ratably over the term of the subscription period. Revenues from the Company's share of proceeds from its electronic commerce partner's sales are recognized upon notification from its partners of sales attributable to the Company's site. The Company also earns additional revenue on sponsorship contracts for fees relating to the design, coordination, and integration of the customer's content and links. These development fees are recognized as revenue once the related activities have been performed. Other revenues accounted for 11% of revenues for the year ended December 31, 1998, 23% for 1997 and 5% for 1996.

     The Company trades advertisements on its web properties in exchange for advertisements on the Internet sites of other companies. Barter revenues and expenses are recorded at the fair market value of services provided or received, whichever is more determinable in the circumstances. Revenue from barter transactions is recognized as income when advertisements are delivered on the Company's web properties. Barter expense is recognized when the Company's advertisements are run on other companies' web sites, which is typically in the same period when the barter revenue is recognized. Barter revenues and expenses were approximately $103,000 for the year ended December 31, 1998, $166,500 for 1997 and $-0-
for 1996.

                            THEGLOBE.COM, INC.
                       NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1998 AND 1997

     (k)  Product Development

     Product development expenses include professional fees, staff costs and related expenses associated with the development, testing and upgrades to the Company's web site as well as expenses related to its editorial content and community management and support. Product development costs and enhancements to existing products are charged to operations as incurred. To date, completion of a working model of the Company's products and general release have substantially coincided. As a result, the Company has not capitalized any software development costs since such costs have not been significant.

     (l)  Advertising

     Advertising costs are expensed as incurred. Advertising costs totaling $7.3 million for the year ended December 31, 1998, $1,057,606 for 1997 and $202,986 for 1996, are included in sales and marketing expenses in the Company's statements of operations.

     (m)  Stock-Based Compensation

     The Company has adopted Statement of Financial Accounting Standard ("SFAS") No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of Accounting Principle Board ("APB") Opinion No. 25 and provide pro forma net earnings disclosures for employee stock option grants if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

     (n)  Net Loss Per Common Share

     The Company adopted SFAS No. 128, "Computation of Earnings Per Share," during the year ended December 31, 1997. In accordance with SFAS No. 128 and the SEC Staff Accounting Bulletin No. 98, basic earnings per share are computed using the weighted average number of common shares outstanding during the period. Common equivalent shares consist of the incremental common shares issuable upon the conversion of the Convertible Preferred Stock (using the if-converted method) and shares issuable upon the exercise of stock options and warrants (using the Treasury Stock method); common equivalent shares are excluded from the calculation if their effect is anti-dilutive. Pursuant to SEC Staff Accounting Bulletin No. 98, common stock and convertible preferred stock issued for nominal consideration, prior to the anticipated effective date of an IPO, are required to be included in the calculation of basic and diluted net loss per share, as if they were outstanding for all periods presented. To date, the Company has not had any issuances or grants for nominal consideration.

                            THEGLOBE.COM, INC.
                       NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1998 AND 1997

     Diluted loss per share has not been presented separately, as the outstanding stock options, warrants and contingent stock purchase warrants are anti-dilutive for each of the periods presented.

     Diluted net loss per common share for the year ended December 31, 1998, 1997 and 1996 does not include the effects of options to purchase 1,415,121, 721,979 and 342,049 shares of common stock, respectively; 2,023,009, 1,761,366 and -0- common stock warrants, respectively; and -0-, 4,953,327 and 1,379,970 shares of convertible preferred stock on an "as if" converted basis, respectively.

     (o)  Fair Value of Financial Instruments

     The carrying amount of certain of the Company's financial instruments, including cash, short-term investment, accounts receivable, accounts payable and accrued expenses, approximate fair value because of their short maturities. The carrying amount of the Company's capital lease obligations approximate the fair value of such instruments based upon the implicit interest rate of the leases.

     (p) Recent Accounting Pronouncements

     In June 1997, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997 and requires restatement of earlier periods presented. We adopted SFAS 130 as of December 31, 1997 and have presented comprehensive income for all periods presented in the Statement of Shareholders' Equity.

     In June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of and Enterprise and Related Information." SFAS No. 131 establishes standards for the way that a public enterprise reports information about operating segments in annual financial statements, and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997 and requires statement of earlier periods presented. The Company has determined that it does not have any separately reporting business segments.

     In March 1998, the AICPA issued SOP 98-1, "Accounting for the Costs of Corporate Software Developed or Obtained for Internal Use", which establishes guidelines for the accounting for the costs of all computer software developed or obtained for internal use. We adopted SOP 98-1 effective for the year ended December 31, 1998. The adoption of SOP 98-1 is not expected to have a material impact on our financial statements.

                            THEGLOBE.COM, INC.
                       NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1998 AND 1997

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. This statement does not apply to the Company as the Company currently does not have any derivative instruments or hedging activities.

     (q)  Stock Split

     In May 1996, the Company authorized and implemented a ten-for-one common stock split. In August 1997, the Company authorized and implemented an additional ten-for-one preferred stock split. In September 1998, the Company authorized a one-for-two reverse stock split of all common and preferred stock. All share and per share information in the accompanying financial statements has been retroactively restated to reflect the effect of the stock splits and the reverse stock split.

(2)  CONCENTRATION OF CREDIT RISK

     Financial instruments which subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and trade accounts receivable. The Company invests its cash and cash equivalents among a diverse group of issuers and instruments. The Company performs periodic evaluations of these investments. From time to time, the Company's cash balances with any one financial institution may exceed Federal Deposit Insurance Corporation insurance limits.

     The Company's customers are concentrated in the United States. The Company performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of customers, historical trends and other information; to date, such losses have been within management's expectations.

     For the year ended December 31, 1998, there were no customers that accounted for over 10% of revenues generated by the Company, or of accounts receivable at December 31, 1998.

     For the year ended December 31, 1997, there were no customers that accounted for over 10% of revenues generated by the Company or of accounts receivable at December 31, 1997.

     For the year ended December 31, 1996, one customer accounted for approximately 71% of total revenues generated by the Company and 90% of accounts receivable at December 31, 1996.

                            THEGLOBE.COM, INC.
                       NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1998 AND 1997

(3)  PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                                                    DECEMBER 31,   DECEMBER 31,
                                                                       1998           1997
                                                                    ------------   ------------
Computer equipment, including assets under capital leases of
  $3,305,598, and $126,000, respectively........................    $4,298,702     $ 421,164
Furniture and fixtures, including assets under capital leases
  of $42,171, and $-0-, respectively............................        88,819        14,230
                                                                    ----------     ---------
                                                                     4,387,521       435,394
Less accumulated depreciation and amortization, including
  amounts related to assets under capital leases of $460,988
   and $-0-, respectively.......................................       824,962       109,552
                                                                    ----------     ---------
    Total.......................................................    $3,562,559     $ 325,842
                                                                    ==========     =========


(4)  INCOME TAXES

     Income taxes for the year ended December 31, 1998 and 1997 are based solely on state and local taxes on business and investment capital. The Company did not incur any income taxes for the year ended December 31, 1996.

     The difference between the provision for income taxes computed at the statutory rate and the reported amount of tax expense (benefit) attributable to income before income taxes for the years ended December 31, 1998, 1997 and 1996 are as follows:

                                                           1998            1997           1996
                                                       -------------   -------------   ------------
Tax benefit at statutory rates...................      $(5,588,353)    $(1,218,695)    $(257,781)
Increase (reduction) in income taxes resulting
  from:
    State and local income taxes, net of Federal
      income tax benefit.........................       (1,665,150)       (458,817)      (45,131)
    Meals and entertainment......................           13,521           3,266           268
    Other, net...................................          (44,324)             --            --
    Valuation allowance adjustment...............        7,363,224       1,710,346       302,644
                                                        -----------     -----------     -----------
                                                       $    78,918     $    36,100     $      --
                                                       ============    ============    ===========


     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1998 and 1997 are presented below.

                            THEGLOBE.COM, INC.
                       NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1998 AND 1997

                                                                       1998           1997
                                                                   -----------      ----------
Deferred tax assets:
    Net operating loss carryforwards............................   $13,411,724      $2,018,635
    Allowance for doubtful accounts.............................       138,063           5,520
    Depreciation................................................       (27,600)             --
    Issuance of warrants........................................       630,315              --
    Deferred compensation.......................................        45,090          14,773
    Other.......................................................        96,600              --
                                                                   -----------      ----------
        Total gross deferred tax assets.........................    14,294,192       2,038,928
Less valuation allowance........................................   (14,294,192)     (2,038,928)
                                                                   -----------      ----------
        Net deferred tax assets.................................   $        --      $       --
                                                                   ===========      ==========


     Because of the Company's lack of earnings history, the deferred tax assets have been fully offset by a valuation allowance. The valuation allowance for deferred tax assets as of December 31, 1998 was $14,294,192 and as of December 31, 1997 was $2,038,928. The net change in the total valuation allowance for the year ended December 31, 1998 was $12,255,264 and $1,710,346 for 1997. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Of the total valuation allowance of $14,294,192, subsequently recognized tax benefits, if any, in the amount of $4,892,040 will be applied directly to contributed capital.

     At December 31, 1998, the Company had net operating loss carryforwards available for federal and state income tax purposes of $29.2 million. These carryforwards expire through 2018 for federal purposes and state purposes.

     Under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), the utilization of net operating loss carryforwards may be limited under the change in stock ownership rules of the Code. As a result of ownership changes which occurred in August 1997, the Company's operating tax loss carryforwards and tax credit carryforwards are subject to these limitations.

(5)  CAPITALIZATION

     Authorized Shares

     In July 1998, the Company amended and restated its certificate of incorporation. As a result, the total number of shares which the Company is authorized to issue is 103,000,000 shares: 100,000,000 of these shares are Common Stock, each having a par value of $0.001; and 3,000,000 shares are Preferred Stock, each having a par value of $0.001.

                            THEGLOBE.COM, INC.
                       NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1998 AND 1997

     Common Stock

     The Company issued 199,083 and 29,271 shares of Common Stock in connection with the exercise of certain stock options in 1998 and 1997, respectively. In November 1998, the Company issued 3,481,667 shares of Common Stock in connection with its initial public offering and concurrent offering. Upon consummation of the offerings, all of the Company's outstanding Preferred Stock was converted into 5,473,735 shares of Common Stock.

     Convertible Preferred Stock

     As of December 31, 1997, the Company had five series of Convertible Preferred Stock (collectively "Preferred Stock") authorized and of which only four of the series were outstanding. The holders of the various series of Preferred Stock generally have the same rights and privileges. Each class of the Company's Preferred Stock is convertible into Common Stock, as defined below, and has rights and preferences which are generally more senior to the Company's Common Stock and are more fully described in the Company's amended and restated certificate of incorporation.

     In 1996, the Company completed a private placement of 221,250 shares of Series C Preferred Stock at $4.00 per share for an aggregate price of approximately $885,000, paid in cash.

     In April 1997, the Company amended the Series C Preferred Stock agreement in order to extend the above private placement of Series C Preferred Stock to April 15, 1997. In connection with this private placement, the Company issued an additional 70,000 shares of Series C Preferred Stock at $4.00 per share for an aggregate price of $280,000 in 1997.

     In August 1997, the Company authorized and issued 25.5 shares of Series D Preferred Stock for an aggregate cash amount of $20,000,000 in connection with the investment by Dancing Bear Investments, Inc., an entity controlled by the Chairman, which holds a majority interest in the Company. These shares constituted 51% of the fully diluted capital stock of the Company at the time of exercise, as defined. In addition to the Series D Preferred Stock, Dancing Bear Investments, Inc. also received warrants which provided the right to purchase up to 5 shares of Series E Preferred Stock representing 10% of the fully diluted capital stock of the Company at the time of exercise for an aggregate purchase price of $5,882,353, if exercised in total. In connection with the Dancing Bear investment, two officers and shareholders of the Company received $500,000 each as signing bonuses in connection with their employment agreements. Such amounts were accrued for at that time and were subsequently paid in the first quarter of 1998.

     The conversion rate of the Series A, B and C Preferred Stock, as defined in the original private placement agreements was the quotient obtained by dividing the applicable series' original issue price by the applicable series' conversion price. The original issue price and conversion price

                            THEGLOBE.COM, INC.
                       NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1998 AND 1997

was $0.20 per share for Series A, $1.05 per share for Series B and $4 per share for Series C, as determined by negotiations among the parties. Each share of Series D and E Preferred Stock was convertible into an amount of common representing 1% of the fully diluted capital stock, as defined in the original private placement agreement. Such conversion features were determined by negotiations among the parties.

     In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, as defined, on a pari passu basis, an amount equal to $0.20 per share for Series A, $1.05 per share for Series B, $4 per share for Series C, $784,314 per share for Series D and $1,176,471 per share for Series E, would be paid out of the assets of the Company available for distribution before any such payments would be made on any shares of the Company's common shares or any other capital stock of the Company other than the Preferred Stock, plus any declared but unpaid dividends.

     Upon consummation of the offerings, all of the Company's outstanding Preferred Stock was converted into 5,473,735 shares of Common Stock.

     The following table summarizes the Convertible Preferred Stock authorized, issued and outstanding and liquidation preferences:

                                              PREFERRED SHARES              EQUIVALENT SHARES OF
                                           ISSUED AND OUTSTANDING               COMMON STOCK
                                      --------------------------------    -----------------------
                                        SHARES
                                      AUTHORIZED     1998       1997          1998           1997
                                      -----------  --------  ---------    -----------  ----------
Series A...........................    1,165,990       --     582,995             --      582,995
Series B...........................    1,151,450       --     575,725             --      575,725
Series C...........................      582,500       --     291,250             --      291,250
Series D...........................           51       --          25.5           --    3,503,357
Series E...........................           10       --          --      2,023,009    1,761,366
                                       ---------   ------   -----------    ---------    ---------
                                       2,900,001       --   1,449,995.5    2,023,009    6,714,693
                                       =========   ======   ===========    =========    =========


                                                     LIQUIDATION        LIQUIDATION PREFERENCE
                                                    PREFERENCE PER      ----------------------
                                                        SHARE              1998           1997
                                                    --------------      ----------- ----------
Series A.........................................     $        0.20          --       116,599
Series B.........................................     $        1.05          --       604,511
Series C.........................................     $        4.00          --     1,165,000
Series D.........................................     $  784,313.72          --    20,000,000
Series E.........................................     $1,176,470.60          --            --
                                                                       --------    ----------
                                                                             --    21,886,110
                                                                       ========    ==========


     The number of common shares that the outstanding Series E Warrants are convertible into upon exercise became fixed as a result of the consummation of the offerings at 2,023,009 shares. These warrants are immediately exercisable at approximately $2.91 per share.

                            theglobe.com, inc.
                       NOTES TO FINANCIAL STATEMENTS
                        December 31, 1998 and 1997

(6)  NON-RECURRING CHARGE

     The Company recorded a non-cash, non-recurring charge of $1,370,250 to earnings in the third quarter of 1998 in connection with the transfer of Series E Warrants to acquire 225,000 shares of Common Stock by Dancing Bear Investments, Inc. (the Company's principal shareholder at the date of transfer) to certain officers of the Company, at an exercise price of approximately $2.91 per share. The Company accounted for such transaction as if it were a compensatory plan adopted by the Company. Accordingly, such amount was recorded as a non-cash, non-recurring compensation expense in the Company's statement of operation for services provided by such officers to the Company with an offsetting increase to additional paid-in capital. The amount of such non-cash charge was based on the difference between the fair market value at the time of the transfer ($9 per share) and the exercise price per warrant of approximately $2.91 per share.

(7)  STOCK OPTION PLAN

     During 1995, the Company established the 1995 Stock Option Plan, which was amended (the "Amended Plan") by the Board of Directors in December 1996. Under the Amended Plan, the Board of Directors may issue incentive stock options or nonqualified stock options to purchase up to 666,000 common shares. Incentive stock options must be granted at the fair market value of the Company's Common Stock at the date the option is issued.

     Nonqualified stock options may be granted to officers, directors, other employees, consultants and advisors of the Company. The option price for nonqualified stock options shall be at least 85% of the fair market value of the Company's Common Stock. The granted options under the amended plan shall be for periods not to exceed ten years. Incentive options granted to stockholders who own greater than 10% of the total combined voting power of all classes of stock of the Company must be issued at 110% of the fair market value of the stock on the date the options are granted.

     In connection with the Dancing Bear Investments investment, the Company reserved an additional 125,000 shares of its common stock for issuance upon the exercise of options to be granted in the future under the Amended Plan.

     In July 1998, the Company's 1998 Stock Option Plan (the "1998 Plan") was adopted by the Board of Directors and approved by the stockholders of the Company. The 1998 Plan authorized the issuance of 1,200,000 shares of Common Stock, subject to adjustment as provided in the 1998 Plan. The 1998 Plan provides for the grant of "incentive stock options" intended to qualify under Section 422 of the Code and stock options which do not so qualify. The granting of incentive stock options is subject to limitation as set forth in the 1998 Plan. Directors, officers, employees and consultants of the Company and its subsidiaries are eligible to receive grants under the 1998 Plan.

                            THEGLOBE.COM, INC.
                       NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1998 AND 1997

     The per share weighted-average fair value of stock options granted during 1998, 1997 and 1996 was $8.03, $0.32 and $0.16, respectively, on the date of grant using the option-pricing method with the following weighted-average assumptions: 1996--risk-free interest rate 6.18%, and an expected life of two years; 1997--risk-free interest rate 6.00%, and an expected life of three years; 1998--risk-free interest rate 5.00%, and an expected life of four years, and a volatility of 150%. As permitted under the provisions of SFAS No. 123, and based on the historical lack of a public market for the Company's units, no factor for volatility has been reflected in the option pricing calculation for 1997 and 1996.

     The Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, compensation cost of $65,887, $28,115 and $4,000 has been recognized for its stock options granted below fair market value in 1998, 1997 and 1996, respectively, in the accompanying financial statements.

     Stock option activity during the periods indicated is as follows:

                                                                WEIGHTED
                                                                AVERAGE
                                                  OPTIONS       EXERCISE
                                                  GRANTED        PRICE
                                                  -------       --------
Outstanding at December 31, 1995...........       175,000        $0.02
Granted....................................       167,049        $0.12
Exercised..................................            --
Canceled...................................            --
                                               ----------
Outstanding at December 31, 1996...........       342,049        $0.06
Granted....................................       411,701        $0.74
Exercised..................................       (29,271)       $0.16
Canceled...................................        (2,500)       $0.82
                                               ----------
Outstanding at December 31, 1997...........       721,979        $0.44
Granted....................................       917,550        $9.02
Exercised..................................      (202,583)       $1.26
Canceled...................................       (21,825)       $0.78
                                               ----------
Outstanding at December 31, 1998...........     1,415,121        $5.85
                                               ==========
Vested at December 31, 1997................       397,983
                                               ==========
Vested at December 31, 1998................       347,173
                                               ==========
Options available at December 31, 1997.....        39,751
                                               ==========
Options available at December 31, 1998.....       344,025
                                               ==========

                            THEGLOBE.COM, INC.
                       NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1998 AND 1997

     The following table summarizes information about stock options outstanding at December 31, 1998:

                            OPTIONS OUTSTANDING                      OPTIONS EXERCISABLE
                -----------------------------------------     ----------------------------------
                                 WEIGHTED
                                 AVERAGE        WEIGHTED                             WEIGHTED
                                 REMAINING      AVERAGE                              AVERAGE
   RANGE OF        NUMBER       CONTRACTUAL     EXERCISE           NUMBER            EXERCISE
EXERCISE PRICE   OUTSTANDING       LIFE          PRICE           OUTSTANDING          PRICE
--------------  -------------   ------------    --------      ----------------  ----------------
$0.02-$0.105        136,431        6.9 years      $ 0.04           120,486            $ 0.03
$0.40-$0.70         327,840        8.4            $ 0.67           163,137            $ 0.67
$0.82-$2.78         109,550        9.0            $ 1.66            26,050            $ 0.82
$4.60-$9.00         819,050        9.6            $ 8.80            37,500            $ 9.00
$27.44-$40.44        22,250        9.9            $30.22                --            $ 0.00
                  ---------                                        -------
                  1,415,121                                        347,173
                  =========                                        =======


     At December 31, 1998, the range of exercise prices and weighted-average remaining contractual life of outstanding options was $0.02--$40.44 and 9.03 years, respectively.

     The Company applies APB No. 25 in accounting for its stock options granted to employees and, accordingly, no compensation expense has been recognized in the financial statements (except for those options issued with exercise prices less than fair market value at date of grant). Had the Company determined compensation expense based on the fair value at the grant date for its stock options issued to employees under SFAS No. 123, the Company's net loss would have been adjusted to the pro forma amounts indicated below:

                                                          1998              1997              1996
                                                          ----              ----              ----
Net loss--as reported.............................     $ 16,045,640     $  3,584,400      $  750,180
                                                       ============     ============      ==========
Net loss--pro forma...............................     $ 21,289,917     $  3,621,373      $  756,135
                                                       ============     ============      ==========
Basic net loss per common share--as reported......     $      (6.74)    $      (3.13)     $    (0.67)
                                                       ============     ============      ==========
Basic net loss per common share--pro forma........     $      (8.94)    $      (3.16)     $    (0.67)
                                                       ============     ============      ==========

(8)  COMMITMENTS

     (a)  Office Leases

     The Company leases several facilities under noncancellable leases for varying periods through 2014.

     Rent expense for the operating leases was $424,494, $81,157 and $26,181 for the years ended December 31, 1998, 1997 and 1996, respectively.

                            THEGLOBE.COM, INC.
                       NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1998 AND 1997

     Future minimum payments under the various office operating leases are as follows:

YEAR  ENDED DECEMBER 31,                            AMOUNT
------------------------                         -----------
1999.........................................     $1,642,791
2000.........................................      1,645,080
2001.........................................      1,548,246
2002.........................................      1,361,579
2003.........................................      1,361,579
Thereafter...................................     16,068,980
                                                  ----------
        Total minimum lease payments.........    $23,628,255
                                                 ===========

     (b)  Equipment Leases

     The Company's lease obligations are collateralized by CDs and interest bearing accounts at December 31, 1998. Future minimum lease payments under noncancellable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease obligations as of December 31, 1998 are:

                                                                      CAPITAL      OPERATING
YEAR  ENDING DECEMBER 31,                                             LEASES         LEASES
-------------------------                                             -------      ---------
1999............................................................     $1,353,905   $  25,158
2000............................................................      1,316,604      13,073
2001............................................................        936,191       9,060
2002............................................................         19,992       7,567
2003............................................................          1,666          --
                                                                     ----------   ---------
        Total minimum lease payments............................     $3,628,358   $  54,858
                                                                     ==========   =========
Less amount representing interest (at rates ranging from 11% to
  16.8%)........................................................        595,906
                                                                     ----------
Present value of minimum capital lease payments.................      3,032,452
                                                                     ----------
Less current installments of obligation under capital leases....      1,026,728
                                                                     ----------
Obligations under capital leases, excluding current installments     $2,005,724
                                                                     ==========


     (c)  Employment Agreements

     The Company maintains employment agreements expiring in 2001 and 2002, with four executive officers of the Company. The employment agreements provide for minimum salary levels, incentive compensation and severance benefits, among other items.

(9)  RELATED PARTY TRANSACTIONS

     Certain officers and directors of the Company also serve as officers and directors of Dancing Bear Investments, Inc.

     The Company has entered into an electronic commerce contract with Republic Industries, Inc. ("Republic"), an entity affiliated with a Director of the Company, pursuant to which the Company has granted a right of first negotiation with respect to the exclusive right to engage in or conduct an automotive "clubsite" on theglobe.com web site through AutoNation, a subsidiary of

                            THEGLOBE.COM, INC.
                       NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1998 AND 1997

Republic. Additionally, Republic has agreed to purchase advertising from the Company for a three-year period at a price which will be adjusted to match any more favorable advertising price quoted to a third party by the Company, excluding certain short-term advertising rates. In addition, the Company has entered into an electronic commerce arrangement with InteleTravel, an entity controlled by the Chairman of the Company, whereby the Company developed a web community for InteleTravel in order for its travel agents to conduct business through theglobe.com in exchange for access to InteleTravel customers for distribution of the Company's products and services. The Company believes that the terms of the foregoing arrangements are on comparable terms as if they were entered into with unaffiliated third parties. As of December 31, 1998, the Company received $83,300 and $265,000 from Republic and InteleTravel, respectively, in connection with these arrangements.

STOCKHOLDERS' AGREEMENT

     The Chairman, the Co-Chief Executive Officers, a Vice President and a Director of the Company and Dancing Bear Investments, Inc. (an entity controlled by the Chairman) entered into a Stockholders' Agreement (the "Stockholders' Agreement") pursuant to which the Chairman and Dancing Bear Investments, Inc. or certain entities controlled by the Chairman and certain permitted transferees (the "Chairman Group") will agree to vote for certain nominees of the Co-Chief Executive Officers or certain entities controlled by the Co-Chief Executive Officers and certain permitted transferees (the "Co-Chief Executive Officer Groups") to the Board of Directors and the Co-Chief Executive Officer Groups will agree to vote for the Chairman Group's nominees to the Board, who will represent up to five members of the Board. Additionally, pursuant to the terms of the Stockholders' Agreement, the Co-Chief Executive Officers, a Vice President and a Director have granted an irrevocable proxy to Dancing Bear Investments, Inc. with respect to any shares that may be acquired by them pursuant to the exercise of outstanding Warrants transferred to each of them by Dancing Bear Investments, Inc. Such shares will be voted by Dancing Bear Investments, Inc., which is controlled by the Chairman, and will be subject to a right of first refusal in favor of Dancing Bear Investments, Inc. upon certain private transfers. The Stockholders' Agreement also provides that if the Chairman Group sells shares of Common Stock and Warrants representing 25% or more of the Company's outstanding Common Stock (including the Warrants) in any private sale after the Offerings, the Co-Chief Executive Officer Groups, a Vice President and a Director of the Company will be required to sell up to the same percentage of their shares as the Chairman Group sells. If either the Chairman Group sells shares of Common Stock or Warrants representing 25% or more of the Company's outstanding Common Stock (including the Warrants) or the Co-Chief Executive Officer Groups sell shares or Warrants representing 7% or more of the shares and Warrants of the Company in any private sale after the Offerings, each other party to the Stockholders' Agreement, including entities controlled by them and their permitted transferees, may, at their option, sell up to the same percentage of their shares.

                            theglobe.com, inc.
                       NOTES TO FINANCIAL STATEMENTS
                        December 31, 1998 and 1999

(10) SUBSEQUENT EVENTS (UNAUDITED)

     (a)  Acquisitions

     factorymall.com, inc.

     On February 1, 1999, theglobe.com formed Nirvana Acquisition Corp. ("Merger Sub"), a Washington corporation and a wholly-owned subsidiary of theglobe.com. Merger Sub was merged with and into factorymall.com, inc., a Washington corporation d/b/a Azazz ("factorymall"), with factorymall as the surviving corporation. The merger was effected pursuant to the Agreement and Plan of Merger, dated February 1, 1999, by and among theglobe.com, Merger Sub, and factorymall and certain shareholders thereof. As a result of the Merger, factorymall became a wholly-owned subsidiary of theglobe.com. factorymall operates Azazz, a leading interactive department store.

     The consideration payable by theglobe.com in connection with the merger consists of 307,000 newly issued shares of common stock, par value $0.001, of theglobe.com. In addition, options to purchase shares of factorymall's common stock, without par value, were exchanged for options to purchase approximately 41,017 shares of theglobe.com Common Stock. Warrants to purchase shares of factorymall Common Stock were exchanged for warrants to purchase approximately 9,405 shares of theglobe.com Common Stock. theglobe.com also assumed certain bonus obligations of factorymall triggered in connection with the Merger which will result in the issuance by theglobe.com of approximately 36,864 shares of theglobe.com Common Stock and payment by theglobe.com of approximately $451,232 in cash. The Company also incurred expenses of approximately $694,300 related to the Merger.

     The total purchase price for this transaction was approximately $22.8 million. The difference between the fair market value of factorymall's assets and the purchase price will be accounted for as goodwill and will be amortized over three years, the expected period of benefit.

     Attitude Network, Ltd.

     On April 5, 1999, theglobe.com formed Bucky Acquisition Corp. ("Merger Sub"), a Delaware corporation and a wholly-owned subsidiary of theglobe.com. Merger Sub was merged with and into Attitude Network, Ltd., a Delaware corporation ("Attitude"), with Attitude as the surviving corporation. The merger was effected pursuant to the Agreement and Plan of Merger, dated April 5, 1999, which closed on April 9, 1999, by and among theglobe.com, Merger Sub, and Attitude and certain shareholders thereof. As a result of the Merger, Attitude became a wholly-owned subsidiary of theglobe.com. Attitude publishes entertainment web sites including Happy Puppy and Games Domain.

     The consideration payable by theglobe.com in connection with the merger consists of approximately 785,000 newly issued shares of common stock, par value $0.001, of theglobe.com.

                            THEGLOBE.COM, INC.
                       NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1998 AND 1999

In addition, options to purchase shares of Attitude's common stock, par value $0.001, were exchanged for options to purchase approximately 42,948 shares of theglobe.com common stock. Warrants to purchase shares of Attitude common stock were exchanged for warrants to purchase approximately 23,345 shares of theglobe.com common stock. The Company also incurred expenses of approximately $800,000 related to the Merger.

     The total purchase price for this transaction was approximately $46.8 million. The difference between the fair market value of Attitude's assets and the purchase price will be accounted or as goodwill and will be amortized over three years, the expected period of benefit.

     (b)  Employee Stock Purchase Plan

     The Company's Employee Stock Purchase Plan ("ESPP") was adopted by the Board of Directors in February 1999. The ESPP will provide eligible employees of the Company the opportunity to apply a portion of their compensation to the purchase of shares of the Company at a 15% discount. 200,000 shares of authorized but unissued Company common stock will be reserved for issuance under the ESPP. The ESPP is subject to stockholder approval.

     (c)  Stock Option Plan

     In March 1999, the Board of Directors authorized an increase in the number of shares reserved for issuance under the Company's 1998 Stock Option Plan from 1,200,000 to 1,700,000.

                             THEGLOBE.COM, INC.
            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
                                INFORMATION

ACQUISITION OF FACTORYMALL.COM, INC.

On February 1, 1999, theglobe.com formed Nirvana Acquisition Corp. ("Merger Sub"), a Washington corporation and a wholly-owned subsidiary of theglobe.com. Merger Sub was merged with and into factorymall.com, inc., a Washington corporation d/b/a Azazz ("factorymall"), with factorymall as the surviving corporation. The merger was effected pursuant to the Agreement and Plan of Merger, dated February 1, 1999, by and among theglobe.com, Merger Sub, and factorymall and certain shareholders thereof. As a result of the Merger, factorymall became a wholly-owned subsidiary of theglobe.com. factorymall operates Azazz, a leading interactive department store.

The consideration payable by theglobe.com in connection with the merger consists of approximately 307,000 newly issued shares of common stock, par value $0.001, of theglobe.com. In addition, options to purchase shares of factorymall's common stock, without par value, were exchanged for options to purchase approximately 41,017 shares of theglobe.com common stock. Warrants to purchase shares of factorymall common stock were exchanged for warrants to purchase approximately 9,405 shares of theglobe.com common stock. theglobe.com also assumed certain bonus obligations of factorymall triggered in connection with the Merger which will result in the issuance by theglobe.com of approximately 36,864 shares of theglobe.com common stock and payment by theglobe.com of approximately $451,232 in cash. The Company also incurred expenses of approximately $694,300 related to the Merger.

The total purchase price for this transaction was approximately $22.8 million. The difference between the fair market value of factorymall's assets and the purchase price will be accounted for as goodwill and will be amortized over three years.

ACQUISITION OF ATTITUDE NETWORK LTD.

On April 5, 1999, theglobe.com formed Bucky Acquisition Corp. ("Merger Sub"), a Delaware corporation and a wholly-owned subsidiary of theglobe.com. Merger Sub was merged with and into Attitude Network, Ltd., a Delaware corporation ("Attitude"), with Attitude as the surviving corporation. The merger was effected pursuant to the Agreement and Plan of Merger, dated April 5, 1999, which closed on April 9, 1999 by and among theglobe.com, Merger Sub, and Attitude and certain shareholders thereof. As a result of the Merger, Attitude became a wholly-owned subsidiary of theglobe.com. Attitude publishes entertainment web sites including Happy Puppy and Games Domain.

The consideration payable by theglobe.com in connection with the merger consists of approximately 785,000 newly issued shares of common stock, par value $0.001, of theglobe.com. In addition, options to purchase shares of Attitude's common stock, par value $0.001, were exchanged for options to purchase approximately 42,948 shares of theglobe.com common stock. Warrants to purchase shares of Attitude common stock were exchanged for warrants to purchase approximately 23,345 shares of theglobe.com common stock. The Company also incurred expenses of approximately $800,000 related to the Merger.

The total purchase price for this transaction was approximately $46.8 million. The difference between the fair market value of Attitude's assets and the purchase price will be accounted or as goodwill and will be amortized over three years, the expected period of benefit.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited Pro Forma Condensed Consolidated Statement of Operations (the "Pro Forma Statements of Operations") for the year ended December 31, 1998 gives effect to the acquisition of factorymall and Attitude (the "Acquisitions") as if it had occurred on January 1, 1998. The Pro Forma Statement of Operations are based on historical results of operations of the theglobe.com and the Acquisitions for the year ended December 31, 1998. The unaudited Pro Forma Condensed Consolidated Balance Sheet (the "Pro Forma Balance Sheet") gives effect to the Acquisitions as if the acquisition had occurred on that date.

The unaudited Pro Forma Condensed Consolidated Financial Statements have been included as required by the rules of the Securities and Exchange Commission and are provided for informational purposes only. The unaudited Pro Forma Condensed Consolidated Financial Statements do not purport to be indicative of the results of operations or financial position that would have been obtained if the transactions had been effected on the date indicated or which may be obtained in the future.

The accompanying unaudited Pro Forma Condensed Consolidated Financial Statements should be read in connection with the historical financial statements of theglobe.com, inc. which are contained elsewhere in this prospectus.

                                                     theglobe.com, inc.
                                 UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                                                      December 31, 1998
                                -------------------------------------------------------------
                                                                                  Attitude
                                theglobe.com, inc.     factorymall.com, inc.    Network, Ltd.       Adjustments       Pro Forma
                                ------------------     ---------------------    -------------     ----------------   -------------
ASSETS
------

Cash and cash equivalents           $ 29,250,572         $  258,438             $ 2,161,513         $         -       $ 31,670,523
Short-term investments                   898,546                  -                       -                   -            898,546
Accounts receivable, net               2,004,875                  -                 406,412                   -          2,411,287
Inventory                                      -             34,113                       -                   -             34,113
Prepaids and other current assets        678,831              6,913                       -                   -            685,744
                                    ------------         ----------             -----------         --------------    ------------
  Total current assets                32,832,824            299,464               2,567,925                             35,700,213

Property and equipment, net            3,562,559            270,365                 382,277                   -          4,215,201
Restricted investments                 1,734,495                  -                  24,308                   -          1,758,803
Goodwill and intangible assets                 -                  -               1,825,039          22,841,666(a)      70,069,258
                                                                                                     45,402,553(b)
                                    ------------         ----------             -----------         --------------    ------------
    Total assets                    $ 38,129,878         $  569,829             $ 4,799,549         $68,244,219       $111,743,475
                                    ============         ==========             ===========         ==============    ============

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------

Accounts payable                    $  2,614,445           $299,210                $185,127                   -       $  3,098,782
Accrued expenses                         817,463            128,938                 358,668                   -          1,305,069
Accrued compensation                     691,279                  -                       -                   -            691,279
Deferred revenue                         673,616                  -                 346,775                   -          1,020,391
Current portion of notes payable
  to related party                                           64,767                 950,000            (950,000)(d)         64,767
Current portion of long-term debt              -                  -                 200,000                   -            200,000
Current installments of
  obligations under capital leases     1,026,728             22,258                       -                   -          1,048,986
                                    ------------         ----------             -----------         --------------    ------------
    Total current liabilities          5,823,531            515,173               2,040,570                   -          7,429,274

Notes payable to related party,
  net of current portion                       -            103,271                       -                   -            103,271
Long-term debt                                 -                  -               2,343,171                   -          2,343,171
Obligations under capital leases,
  excluding current installments       2,005,724             16,502                       -                   -          2,022,226
                                    ------------         ----------             -----------         --------------    ------------
    Total liabilities                  7,829,255            634,946               4,383,741                   -         11,897,942

                                                                                                     22,776,549(a)
                                                                                                     46,768,361(b)
                                                                                                         65,117(a)      69,544,910
Stockholders' equity                  30,300,623           (65,117)                 415,808            (415,808)(b)     30,300,623
                                    ------------         ----------             -----------         --------------    ------------

Total liabilities and
  stockholders' equity              $ 38,129,878           $569,829              $4,799,549         $68,244,219       $111,743,475
                                    ============         ==========             ===========         ==============    ============


                                     theglobe.com, inc.
             UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                                                 Year Ended December 31, 1998
                                -------------------------------------------------------------
                                                                                  Attitude
                                theglobe.com, inc.     factorymall.com, inc.    Network, Ltd.     Adjustments        Pro Forma
                                ------------------     ---------------------    -------------   ----------------   --------------
Revenues                            $  5,509,818       $    473,563             $ 1,885,547       $          -     $   7,868,928
Cost of revenues                       2,238,871            349,563                 903,476                  -         3,491,910
                                    ------------       ------------             -----------       --------------    ------------
         Gross profit                  3,270,947            124,000                 982,071                            4,377,018

Operating expenses:
    Sales and marketing                9,298,683            333,415                 681,585                  -        10,313,683
    Product development                2,632,613            223,957               1,860,686                  -         4,717,256
    General and administrative         6,828,134            673,530               1,644,415                  -         9,146,079
    Non-recurring charge               1,370,250                  -                       -                  -         1,370,250
    Amortization of intangible
      assets                                   -                  -               1,883,137          7,613,889(a)     24,631,210
                                                                                          -         15,134,184(b)              -
                                    ------------       ------------             -----------       --------------    ------------
         Loss from operations        (16,858,733)        (1,106,902)             (5,087,752)       (22,748,073)      (45,801,460)

Other income (expense):
    Interest and dividend income       1,083,400                  8                       -                  -         1,083,408
    Interest and other expenses         (191,389)          (213,573)             (1,101,753)                 -        (1,506,715)
                                    ------------       ------------             -----------       --------------    ------------
         Total other income
          (expense), net                 892,011           (213,565)             (1,101,753)                 -          (423,307)
                                    ------------       ------------             -----------       --------------    ------------
         Loss before provision
          for income taxes           (15,966,722)        (1,320,467)             (6,189,505)       (22,748,073)      (46,224,767)
                                    ------------       ------------             -----------       --------------    ------------
Provision for income taxes                78,918                  -                       -                  -            78,918
                                    ------------       ------------             -----------       --------------    ------------
         Net loss                   $(16,045,640)      $ (1,320,467)            $(6,189,505)     $ (22,748,073)    $ (46,303,685)
                                    ============       ============             ===========       ==============    ============

Basic and diluted net loss per
  share                             $      (6.74)                                                                  $      (13.19)(c)
                                    ============                                                                    ============
Weighted average basic and
  diluted shares outstanding           2,381,140                                                     1,129,102(c)      3,510,242(c)
                                    ============                                                  ==============    ============


                             THEGLOBE.COM, INC.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL INFORMATION

(1)  Pro Forma Adjustments and Assumptions

     (a) The Company acquired factorymall.com, inc.("factorymall.com") in a stock transaction for approximately $22.8 million in February 1999, including costs of acquisition, of which approximately $22.8 million was allocated to intangible assets. The components of the purchase price were as follows: $17.4 million for all of the outstanding common stock, $402,570 for outstanding warrants, $1.7 million for outstanding options to purchase common stock, $2.0 million in connection with the retention of certain bonus obligations of factorymall triggered in connection with the merger, $451,232 for cash, and the remaining amount was for costs of the acquisition. Goodwill and other intangible assets will be amortized over a period of 3 years, the expected period of benefit. The Pro Forma adjustments reflect twelve months of amortization expense for the year ended December 31, 1998, assuming the transaction had occurred on January 1, 1998. The value of the intangible assets at January 1, 1998 would have been approximately $22.8 million.

          The following represents the allocation of the purchase price over the historical net book values of the acquired assets and liabilities of factorymall.com at December 31, 1998, and is for illustrative pro forma purposes only. Actual fair values will be based on financial information as of the acquisition date (February 1, 1999). Assuming the transaction had occurred on December 31, 1998, the allocation would have been as follows:

                                                    factorymall.com, inc.
                                              ---------------------------

          Assets acquired:
            Cash                                                  258,438
            Inventory                                              34,113
            Other assets                                            6,913
            Computer equipment, furniture
              and office equipment                                270,365
            Goodwill and intangibles                           22,841,666
          Liabilities assumed                                    (634,946)
                                              ---------------------------
            Purchase price                                     22,776,549
                                              ===========================

          The Pro Forma adjustment reconciles the historical balance sheet of factorymall.com at December 31, 1998 to the allocated purchase price assuming the transaction had occurred on December 31, 1998.

                            THEGLOBE.COM, INC.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL INFORMATION

     (b) The Company acquired Attitude Network, Ltd. ("Attitude") in a stock transaction for approximately $46.8 million in April 1999, including costs of acquisition, of which approximately $45.4 million was allocated to intangible assets. The components of the purchase price were as follows: $43.1 million for all of the outstanding common stock, $1 million for outstanding warrants, $1.8 million for outstanding options to purchase common stock, and the remaining amount was for costs of the acquisition. Goodwill and other intangible assets will be amortized over a period of 3 years, the expected period of benefit. The Pro Forma adjustments reflect twelve months of amortization expense for the year ended December 31, 1998, assuming the transaction had occurred on January 1, 1998. The value of the intangible assets at January 1, 1998 would have been approximately $45.4 million.

          The following represents the allocation of the purchase price over the historical net book values of the acquired assets and liabilities of Attitude at December 31, 1998, and is for illustrative pro forma purposes only. Actual fair values will be based on financial information as of the acquisition date (April 9, 1999). Assuming the transaction had occurred on December 31, 1998, the allocation would have been as follows:

                                                   Attitude Network, Ltd.
                                              ---------------------------

          Assets acquired:
            Cash                                                2,161,513
            Accounts receivable, net                              406,412
            Other assets                                           24,308
            Computer equipment, furniture
              and office equipment                                382,277
            Goodwill and intangibles                           47,227,592
          Liabilities assumed                                  (3,433,741)
                                              ---------------------------
            Purchase price                                     46,768,361
                                              ===========================

          The Pro Forma adjustment reconciles the historical balance sheet of Attitude at December 31, 1998 to the allocated purchase price assuming the transaction had occurred on December 31, 1998.

     (c) The pro forma basic net loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding. The calculation of the weighted average number of shares outstanding assumes that the 343,916 of the Company's common stock issued in its acquisition of factorymall.com and the 785,186 of the Company's common stock issued in its acquisition of Attitude Network, Ltd. were outstanding for the entire period.

     (d) The pro forma adjustment reflects the conversion of convertible demand notes into shares of theglobe.com's common stock as stipulated in the merger agreement.

                        INDEPENDENT AUDITORS' REPORT

The Board of Directors
factorymall.com, inc.:

We have audited the accompanying balance sheets of factorymall.com, inc. as of December 31, 1998 and 1997, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years ended December 31, 1998 and 1997 and the period from April 25, 1996 (inception) to December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of factorymall.com, inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years ended December 31, 1998 and 1997 and the period from April 25, 1996 (inception) to December 31, 1996, in conformity with generally accepted accounting principles.

                                                          /s/ KPMG LLP

Seattle, Washington
March 5, 1999


                           FACTORYMALL.COM, INC.
                                (dba azazz!)

                               Balance Sheets
                         December 31, 1998 and 1997

                                   ASSETS
                                                                                1998           1997
                                                                          --------------   --------------
Current assets:
    Cash                                                                $     258,438         42,286
    Inventory                                                                  34,113          6,608
    Prepaid expenses and other current assets                                   6,913         38,136
                                                                          --------------   --------------
                                                                              299,464         87,030
                Total current assets
Computer equipment, furniture and office equipment, net                       270,365         43,634
                                                                          --------------   --------------
                                                                        $     569,829        130,664
                Total assets                                           ==============   ==============


               LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
    Accounts payable                                                    $     299,210         46,219
    Accrued expenses                                                          128,938          9,858
    Current portion of capital lease obligations                               22,258         17,917
    Current portion of notes payable to related parties                        64,767             --
                                                                          --------------   --------------
                                                                              515,173         73,994
                Total current liabilities
Capital lease obligations, net of current portion                              16,502         20,533
Notes payable to related parties, net of current portion                      103,271             --
                                                                          --------------   --------------
                                                                              634,946         94,527
                Total liabilities                                         --------------   --------------

Stockholders' equity (deficit):
    Preferred stock, no par value.  Authorized 5,000,000 shares;
       no shares issued and outstanding                                            --             --
    Common stock, no par value.  Authorized 25,000,000 shares;
       issued and outstanding 11,315,671 shares in 1998 and
       9,950,000 shares in 1997                                             1,494,551        546,000
    Additional paid-in capital                                                562,825             --
    Deferred stock compensation                                              (292,163)            --
    Accumulated deficit                                                    (1,830,330)      (509,863)
                                                                          --------------   --------------
                Total stockholders' equity (deficit)                          (65,117)        36,137
                                                                          --------------   --------------
                Total liabilities and stockholders' equity (deficit)    $     569,829        130,664
                                                                          ==============   ==============

See accompanying notes to financial statements.



                           FACTORYMALL.COM, INC.
                                (dba azazz!)

                          Statements of Operations

           Years ended December 31, 1998 and 1997 and the period from April 25, 1996 (inception) to December 31, 1996

                                                           1998                 1997                   1996
                                                   --------------------- --------------------- ---------------------

Net sales                                         $       473,563             70,656                    --
Cost of sales                                             349,563             53,314                    --
                                                   --------------------- --------------------- ---------------------
                 Gross profit                             124,000             17,342                    --

Sales and marketing expense                               333,415             94,997                    --
Research and development expense                          223,957             82,852                 8,500
General and administrative expense                        673,530            211,062               131,462

                 Loss from operations                  (1,106,902)          (371,569)             (139,962)
                                                   --------------------- --------------------- ---------------------
Other income (expense):
   Interest expense                                      (213,573)                --                    --
   Other income, net                                            8              1,668                    --
                                                   --------------------- --------------------- ---------------------
                 Total other income (expense)            (213,565)             1,668                    --
                                                   --------------------- --------------------- ---------------------
                 Net loss                         $    (1,320,467)          (369,901)              (139,962)
                                                  ====================== ===================== =====================

See accompanying notes to financial statements.



                           FACTORYMALL.COM, INC.
                                (dba azazz!)

                Statements of Stockholders' Equity (Deficit)

           Years ended December 31, 1998 and 1997 and the period from April 25, 1996 (inception) to December 31, 1996


                                                        COMMON STOCK       ADDITIONAL    DEFERRED                     TOTAL
                                                     -----------------       PAID-IN      STOCK      ACCUMULATED   STOCKHOLDERS'
                                                     SHARES     AMOUNT       CAPITAL   COMPENSATION    DEFICIT    EQUITY (DEFICIT)
                                                     ------     ------       -------   ------------    -------    ----------------
Balances at April 25, 1996 (inception)                    --    $      --           --          --            --            --

Issuance of common stock                           9,000,000      100,000           --          --            --       100,000

Net loss                                                  --           --           --          --      (139,962)     (139,962)
                                                   ---------      ---------   ---------   ---------    ---------      --------

Balances at December 31, 1996                      9,000,000      100,000           --          --      (139,962)      (39,962)

Issuance of common stock                             927,000      400,000           --          --            --       400,000

Conversion of note payable                            23,000       46,000           --          --            --        46,000

Net loss                                                  --           --           --          --      (369,901)     (369,901)
                                                     --------     --------     --------    --------     --------      --------

Balances at December 31, 1997                      9,950,000      546,000           --          --      (509,863)       36,137

Issuance of common stock                             705,671      529,251           --          --            --       529,251

Issuance of warrants in connection with
convertible debt                                          --           --      190,000          --            --       190,000

Conversion of notes payable to common stock          416,000      312,000           --          --            --       312,000

Exercise of warrants                                 200,000      100,000           --          --            --       100,000

Exercise of stock options                             44,000        7,300           --          --            --         7,300

Deferred stock compensation                               --           --      372,825     (372,825)          --           --

Amortization of deferred stock compensation               --           --           --       80,662           --        80,662

Net loss                                                  --           --           --          --    (1,320,467)   (1,320,467)
                                                  ----------   ----------      -------     --------    ---------    ----------
Balances at December 31, 1998                     11,315,671   $1,494,551      562,825     (292,163)  (1,830,330)      (65,117)
                                                  ==========   ==========      =======     ========    =========    ==========



See accompanying notes to financial statements.


                           FACTORYMALL.COM, INC.

                                (dba azazz!)
                          Statements of Cash Flows
           Years ended December 31, 1998 and 1997 and the period
            from April 25, 1996 (inception) to December 31, 1996
                                                                1998             1997         1996
                                                                 ----            ----         ----
Cash flows from operating activities:
   Net loss                                                     $(1,320,467)   (369,901)   (139,962)
   Adjustments to reconcile net loss to net cash
     used in operating activities:
        Depreciation                                                 45,476      15,459       3,808
     Stock compensation expense                                      80,662          --          --
     Accrued interest expense converted into common
        stock                                                       190,000          --          --
     Change in certain assets and liabilities:
        Inventory                                                   (27,505)     (4,628)     (1,980)
        Prepaid expenses and other current assets                    31,223     (28,799)     (9,337)
        Accounts payable                                            252,991      34,462      11,757
        Accrued expenses                                            131,080       9,858          --
                                                                    -------     -------     -------
                Net cash used in operating activities              (616,540)   (343,549)   (135,714)
                                                                    -------     -------     -------
Cash used in investing activities - purchase of computer
   equipment, furniture and office equipment                       (235,570)     (2,627)     (7,642)
                                                                    -------     -------     -------
Cash flows from financing activities:
   Proceeds from issuance of notes payable                          151,790          --      46,000
   Proceeds from issuance of convertible notes payable              300,000          --          --
   Repayment of capital lease obligations                           (20,079)    (11,538)     (2,644)
   Proceeds from exercise of warrants                               100,000          --          --
   Proceeds from exercise of stock options                            7,300          --          --
   Proceeds from issuance of common stock                           529,251     400,000     100,000
                                                                  ---------     -------     -------
                Net cash provided by financing activities         1,068,262     388,462     143,356
                                                                  ---------     -------     -------
                Net increase in cash                                216,152      42,286          --

Cash at beginning of period                                          42,286          --          --
                                                                    -------     -------     -------
Cash at end of period                                           $   258,438      42,286          --
                                                                ===========     =======     =======
Supplemental schedule of cash flow information - cash paid
   during the period for interest                               $     4,219       3,108         337
                                                                ===========     =======     =======
Supplemental schedule of noncash investing and financing
   activities:

     Computer equipment acquired through capital lease          $    20,389      17,606      35,026
        obligations                                             ===========     =======     =======

     Notes payable and accrued interest converted to
        common stock                                                312,000      46,000          --
                                                                ===========     =======     =======


See accompanying notes to financial statements

                           FACTORYMALL.COM, INC.
                                (dba azazz!)

                       Notes to Financial Statements

           Years ended December 31, 1998 and 1997 and the period from April 25, 1996 (inception) to December 31, 1996

(1)  DESCRIPTION  OF BUSINESS  AND SUMMARY OF  SIGNIFICANT  ACCOUNTING POLICIES

     (a)  DESCRIPTION OF BUSINESS

          factorymall.com, inc. (Company) (dba azazz!) is a retailer on the Internet. The Company was incorporated in the State of Washington on April 25, 1996. Through its Internet web site (www.azazz.com), the Company allows customers to purchase various consumer goods.

          Inherent in the Company's business are various risks and uncertainties, including its limited operating history and the limited history of commerce on the Internet. Future revenues from the Company's services are dependent on the continued growth and acceptance of the Internet and use of the Internet for various commercial transactions.

     (b)  USE OF ESTIMATES

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (c)  INVENTORIES

          Inventories consist of finished goods which are valued at the lower of cost or market (net realizable value) on a first-in, first-out basis.

     (d)  COMPUTER EQUIPMENT, FURNITURE AND OFFICE EQUIPMENT

          Computer equipment, furniture and office equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Computer equipment is depreciated over an estimated useful life of three years. Furniture and office equipment is depreciated over an estimated useful life of five years.

     (e)  REVENUE RECOGNITION

          The Company recognizes revenue from product sales, net of any discounts, when the products are shipped to customers. Outbound shipping and handling charges are included in net sales. The Company provides an allowance for sales returns, which has been insignificant, based on historical experience.

                           FACTORYMALL.COM, INC.
                                (dba azazz!)

                       Notes to Financial Statements

           Years ended December 31, 1998 and 1997 and the period from April 25, 1996 (inception) to December 31, 1996

     (f)  ADVERTISING COSTS

          The cost of advertising is expensed as incurred. In 1998 and 1997, the Company incurred advertising expense of $93,066 and $17,739, respectively, which is included in sales and marketing expense. The Company incurred no advertising costs in 1996.

     (g)  INCOME TAXES

          The Company is an S corporation for Federal income tax purposes. Consequently, taxable income or loss of the Company is attributed to the Company's stockholders and no provision for income taxes has been reflected in the accompanying financial statements. Pro forma income tax information has not been provided. Had the Company been taxed as a C corporation, any income tax benefit as a result of the losses incurred by the Company would have been fully offset by the establishment of a valuation allowance for deferred tax assets.

     (h)  STOCK-BASED COMPENSATION

          The Company accounts for its stock option plans for employees in accordance with the provisions of Accounting Principles Board
          (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense related to employee stock options is recorded only if, on the date of grant, the fair value of the underlying stock exceeds the exercise price. The Company follows the disclosure-only requirements of Statement of Financial Accounting Standards
          (SFAS) No. 123, Accounting for Stock-Based Compensation, which allows entities to continue to apply the provisions of APB Opinion No. 25 for transactions with employees and provide pro forma disclosures of operating results as if the fair value based method of accounting in SFAS No. 123 had been applied to employee stock option grants.

     (i)  IMPAIRMENT OF LONG-LIVED ASSETS

          The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell.

     (j)  FAIR VALUE OF FINANCIAL INSTRUMENTS

          The carrying amounts for the Company's cash, accounts payable, notes payable and capital lease obligations approximate fair value.

                           FACTORYMALL.COM, INC.
                                (dba azazz!)

                       Notes to Financial Statements

           Years ended December 31, 1998 and 1997 and the period from April 25, 1996 (inception) to December 31, 1996

(2)  COMPUTER EQUIPMENT, FURNITURE AND OFFICE EQUIPMENT

          Computer equipment, furniture and office equipment consist of the following at December 31:

                                                      1998              1997
                                                 ---------------  -------------
     Computer equipment                        $     309,269             57,651
     Furniture and office equipment                   25,839              5,250
                                                 ---------------  -------------
                                                     335,108             62,901

     Less accumulated depreciation                    64,743             19,267
                                                 ---------------  -------------
               Net computer equipment,
                furniture and office equipment $     270,365             43,634
                                                 ===============  =============

(3)  COMMITMENTS

     (a)  OPERATING LEASES

          The Company leases its offices under an operating lease agreement expiring in February 1999. Minimum lease payments required in 1999 under this lease total $4,000. The Company also rents warehouse space under a month-to-month arrangement. Rent expense totaled $27,056, $24,000 and $5,772 for the years ended December 31, 1998 and 1997 and the period from April 25, 1996 (inception) to December 31, 1996, respectively.

     (b)  CAPITAL LEASES

          The Company leases computer equipment under capital leases. Future minimum lease payments under capital leases are as follows:

           1999                                                $         25,678
           2000                                                          12,994
           2001                                                           4,821
                                                                  -------------

                                                                         43,493
           Less amounts representing interest at 9.3% to 14.0%            4,733
                                                                  -------------

                                                                         38,760
           Less current portion                                          22,258
                                                                  -------------
                                                               $         16,502
                                                                  =============

                           FACTORYMALL.COM, INC.
                                (dba azazz!)

                       Notes to Financial Statements

           Years ended December 31, 1998 and 1997 and the period from April 25, 1996 (inception) to December 31, 1996

     (c)  PORTAL COMMITMENTS

          The Company has agreements with certain Internet portal companies to purchase advertising on their Internet web sites in 1999. Total commitments under these contracts are approximately $85,000.

(4)  NOTES PAYABLE TO RELATED PARTIES

     Notes payable to related parties include the following:

     Note payable to stockholder, payable monthly in
      installments of $4,896, including interest at 12%,
      secured by computer equipment                               $     147,449

     Note payable to officer, payable monthly in
      installments of $969, including interest at 12%,
      secured by computer equipment                                      20,589
                                                                   ------------
                                                                        168,038
           Less current portion                                          64,767
                                                                   ------------
                                                                  $     103,271
                                                                   ============

     Subsequent to December 31, 1998, the notes were repaid as part of the sale of the Company.

(5)   STOCKHOLDERS' EQUITY

     (a)  CONVERTIBLE NOTES PAYABLE

          In March 1998, the Company issued $300,000 of convertible notes payable. The notes carried an annual interest rate of 12% and matured in July 1998. In addition, the Company issued the noteholders warrants to purchase 600,000 shares of common stock at $0.50 per share. The fair value of the warrants was $190,000 which was determined using a Black-Scholes pricing model with the following assumptions--fair market value of the underlying stock of $0.50 per share, expected life of five years, expected volatility of 70%, and a risk-free interest rate of 5.6%. The value of the warrants was recorded as a discount on the convertible notes payable and amortized to interest expense in 1998. In 1998, 200,000 warrants were exercised. At December 31, 1998, 400,000 warrants remained outstanding.

          In July 1998, the noteholders elected to convert the notes payable to common stock. The total principal and accrued interest of $312,000 outstanding was converted into 416,000 shares of common stock at $0.75 per share.

          In 1996, the Company issued a $46,000 convertible note payable. This note was converted into 92,000 shares of common stock in 1997 at $0.50 per share.

                           FACTORYMALL.COM, INC.
                                (dba azazz!)

                       Notes to Financial Statements

           Years ended December 31, 1998 and 1997 and the period from April 25, 1996 (inception) to December 31, 1996

     (b)  STOCK OPTION PLAN

          In 1998, the Company adopted a stock option plan (the Plan) that provides for the issuance of incentive and nonqualified stock options to officers, directors, employees, and consultants to acquire 1,500,000 shares of the Company's common stock.

          The Board of Directors determines the terms and conditions of options granted under the Plan, including the exercise price and vesting schedule. The exercise price for qualified incentive stock options shall not be less than the fair market value of the underlying stock at the date of grant, and have terms no longer than ten years from the date of grant. Options granted generally vest over periods ranging from 18 months to four years.

          Under APB 25, compensation expense is measured as the excess of the fair value of the underlying stock over the exercise price on the date of grant. Had stock compensation expense for the Company's stock option plan been determined based on the fair value methodology under SFAS 123, the Company's 1998 net loss would have increased to the following pro forma amount:

           Net loss:
              As reported                     $    (1,320,407)
              Pro forma                            (1,327,492)

          The weighted average fair value of options granted in 1998 was $0.36. The fair value for these options was estimated at the date of grant using the minimum value method which takes into account
          (1) the fair value of the underlying stock at the grant date, (2) the exercise price, (3) an expected life of five years, (4) no dividends, and (5) a risk-free interest rate of 5.4%. Compensation expense recognized in providing pro forma disclosures may not be representative of the effects on net income or loss for future years.

          A summary of stock option activity under the Plan is as follows:

                                                                      OUTSTANDING OPTIONS
                                                               ----------------------------------
                                                SHARES                               WEIGHTED
                                               AVAILABLE           NUMBER            AVERAGE
                                               FOR GRANT          OF SHARES       EXERCISE PRICE
                                            ----------------   ----------------   ---------------
           Balances at December 31, 1997               --                 --         $  --

              Plan adoption                     1,500,000                 --            --
              Options granted                  (1,500,000)         1,500,000           0.50
              Options exercised                        --            (44,000)          0.16
                                            ----------------   ----------------   ---------------

           Balances at December 31, 1998               --          1,456,000         $ 0.51
                                            ================   ================   ===============

                           FACTORYMALL.COM, INC.
                                (dba azazz!)

                       Notes to Financial Statements

           Years ended December 31, 1998 and 1997 and the period from April 25, 1996 (inception) to December 31, 1996

          The Company issued additional options to acquire 183,900 shares of the Company's common stock during 1998. Subsequent to year-end, the Board of Directors approved the issuance of these options and amended the Plan to provide for the issuance of incentive and nonqualified stock options to acquire an additional 500,000 shares of the Company's common stock.

          The following table summarizes information about stock options outstanding under the Plan at December 31, 1998:


                                                  OUTSTANDING OPTIONS           OPTIONS EXERCISABLE
                                              ----------------------------   ----------------------------
                                                WEIGHTED
                                                AVERAGE        WEIGHTED                       WEIGHTED
                                               REMAINING       AVERAGE                        AVERAGE
                EXERCISE         NUMBER       CONTRACTUAL      EXERCISE        NUMBER         EXERCISE
                 PRICES       OUTSTANDING        LIFE           PRICE        EXERCISABLE       PRICE
              -------------   -------------   ------------   -------------   ------------   -------------

           $       0.50        1,371,000        4.5 years    $   0.50           223,250       $  0.50
                   0.75           85,000        4.7 years        0.75             2,313          0.75
                              -------------   ------------   -------------   ------------   -------------

                               1,456,000        4.6 years        0.51           225,563          0.50
                              =============   ============   =============   ============   =============

(6)  SUBSEQUENT EVENT

     In February 1999, the Company entered into an agreement to merge the Company with Nirvana Acquisition Corporation (a wholly-owned subsidiary of theglobe.com). All issued and outstanding options to purchase common stock of the Company vested fully on the acquisition date and were converted into options to purchase common stock of theglobe.com at a specified conversion rate. As a result of the acquisition, certain employees received a percentage of the sale proceeds, as provided for under the terms of their employment contracts.

            REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders
Attitude Network, Ltd.
Naples, Florida


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows present fairly, in all material respects, the financial position of Attitude Network, Ltd. and its subsidiary (the "Company") at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the two years ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 15 to the consolidated financial statements, the Company has suffered recurring losses from operations which raises substantial doubt about its ability to continue as a going concern. As discussed in Note 16 to the consolidated financial statements, on April 9, 1999 the Company merged with a wholly owned subsidiary of theglobe.com, inc. whereby the stockholders of the Company exchanged their common stock for shares of common stock of theglobe.com, inc. at a specified conversion rate. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ PricewaterhouseCoopers LLP


March 19, 1999, except for Note 16,
     for which the date is April 9, 1999


                           ATTITUDE NETWORK, LTD.
                        CONSOLIDATED BALANCE SHEETS
                         DECEMBER 31, 1998 AND 1997
ASSETS                                                                            1998            1997
                                                                                  ----            ----
Current assets:
    Cash                                                                  $  2,171,513    $     83,318
    Accounts receivable, less allowance for doubtful accounts of
      $200,000 and $96,473 at December 31, 1998 and
        1997, respectively                                                     406,412         546,993
                                                                               -------         -------
         Total current assets                                                2,567,925         630,311
                                                                             ---------         -------

Property and equipment, net                                                    382,277         453,081
Intangible assets, net                                                       1,825,039       3,706,919
Deposits                                                                        24,308          13,799
                                                                          ------------    ------------
         Total assets                                                     $  4,799,549    $  4,804,110
                                                                          ============    ============

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
    Accounts payable                                                      $    185,127    $    647,784
    Accrued expenses                                                           385,668       1,680,636
    Deferred revenue                                                           346,775         300,000
    Convertible notes payable to directors                                     950,000               -
    Current portion of long-term debt                                          200,000         137,615
                                                                             ---------       ---------
         Total current liabilities                                           2,040,570       2,766,035

Long-term debt                                                               2,343,171       2,293,536
                                                                             ---------       ---------
         Total liabilities                                                   4,383,741       5,059,571
                                                                             ---------       ---------

Commitments and contingencies (Note 14)

Stockholders' equity (deficit):
    Preferred stock, $.0l par value, 5,000 shares authorized, no shares
      issued and outstanding                                                         -               -
    Common stock, $.001 par value, 20,000,000 shares authorized,
      13,114,457 and 11,446,352 shares issued and outstanding
      at December 31, 1998 and 1997, respectively                               13,115          11,446
    Additional paid-in capital                                              17,542,540      10,683,250
    Accumulated deficit                                                    (17,139,972)    (10,950,467)
    Accumulated other comprehensive income                                         125             310
         Total stockholders' equity (deficit)                                  415,808        (255,461)
                                                                           -----------     -----------
           Total liabilities and stockholders' equity                     $  4,799,549    $  4,804,110
                                                                          ============    ============



                          ATTITUDE NETWORK, LTD.
                    CONSOLIDATED STATEMENTS OF OPERATIONS
                         DECEMBER 31, 1998 AND 1997
                                                                              1998            1997
                                                                              ----            ----
Sales                                                                      $ 1,885,547     $ 2,474,537
Cost of sales                                                                  903,476       1,325,662
                                                                           -----------     -----------
    Gross profit                                                               982,071       1,148,875
                                                                           -----------     -----------
Operating expenses:
  Selling and marketing                                                        681,585       1,609,202
  Product development                                                        1,860,686       2,520,090
  General and administrative                                                 1,644,415       1,484,360
  Amortization                                                               1,883,137       1,320,098
                                                                           -----------     -----------
    Total operating expenses                                                 6,069,823       6,933,750
                                                                           -----------     -----------
        Operating loss                                                      (5,087,752)     (5,784,875)

Nonoperating income (expense):
  Gain on sale of website                                                            -         200,000
  Interest expense                                                          (1,101,753)       (250,076)
  Litigation settlement                                                              -      (1,395,000)
                                                                           -----------     -----------
         Net loss                                                          $(6,189,505)    $(7,229,951)
                                                                           ===========     ===========

                           ATTITUDE NETWORK, LTD.
         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                         DECEMBER 31, 1998 AND 1997

                                                                                                        ACCUMULATED
                                    PREFERRED STOCK        COMMON STOCK      ADDITIONAL                    OTHER      STOCKHOLDERS'
                                    ---------------        -------------      PAID-IN     ACCUMULATED  COMPREHENSIVE     EQUITY
                                SHARES     PAR VALUE    SHARES  PAR VALUE    CAPITAL       DEFICIT         INCOME        (DEFICIT)
                                ------     ---------    ------  ---------    -------       -------         ------        ---------
Balances, December 31, 1996         -      $  -       9,447,520   $ 9,448   $ 4,914,342   $(3,720,516)   $  -           $ 1,203,274

Issuance of shares of common
  stock for acquisition             -         -       1,000,000     1,000     2,499,000             -       -             2,500,000

Issuance of shares of common
    stock                           -         -         666,667       667     1,999,333             -       -             2,000,000

Issuance of shares of common
    stock                           -         -         330,665       330     1,264,576             -       -             1,264,906

Conversion of debt to common
    stock                           -         -           1,500         1         5,999             -       -                 6,000

Comprehensive income (loss)

  Foreign currency translation      -         -               -         -             -             -     310                   310

  Net loss                          -         -               -         -             -    (7,229,951)      -           (7,229,951)
                                                                                                                         ----------
   Total comprehensive income
    (loss)                                                                                                              (7,229,951)
                              --------  --------      ---------- ----------   ----------     ----------  ----------      ----------
Balances, December 31, 1997         -         -       11,446,352    11,446    10,683,250   (10,950,467)   310             (255,461)


Issuance of shares of common
stock                               -         -          250,000       250       999,750             -       -            1,000,000

Issuance of shares of common
stock                               -         -          259,939       260       999,750             -       -            1,000,010

Exercise of common stock options
  for shares                        -         -           26,500        27        11,899             -       -               11,926

Issuance of shares of common
  stock for legal settlement        -         -          465,000       465     1,394,535             -       -            1,395,000

Issuance of shares of common
  stock, net of issue cost          -         -          666,666       667     1,909,326             -       -            1,909,993

Issuance of 400,000 common stock
  warrants                          -         -                -         -       798,920             -       -              798,920

Stock option expense                -         -                -         -       745,110             -       -              745,110

Comprehensive income (loss)

    Foreign currency translation    -         -                -         -             -             -     (185)              (185)

    Net loss                        -         -                -         -             -    (6,189,505)      -          (6,189,505)
                                                                                                                        -----------
         Total comprehensive
                income(loss)                                                                                            (6,189,690)
                              --------  --------      ----------  ----------   ----------     ----------  ----------     ----------

Balances, December 31, 1998         -    $    -       13,114,457   $13,115   $10,683,250   $(10,950,467) $  310         $   415,808
                              ========  ========      ==========  ==========   ==========    ===========   =========    ============


                           ATTITUDE NETWORK, LTD.
                   CONSOLIDATED STATEMENTS OF CASH FLOWS
                         DECEMBER 31, 1998 AND 1997

                                                                          1998              1997
                                                                          ----              ----
CASH FLOWS FROM OPERATING ACTIVITIES

  Net loss                                                            $ (6,189,505)       $(7,229,951)
                                                                      ------------        -----------
  Adjustments to reconcile net loss to net cash used in
      operating activities:
    Depreciation                                                           120,594             84,790
    Amortization                                                         1,883,137          1,320,098
    Amortization of discount on note payable                               262,020            262,360
    Non-cash interest related to warrant valuation                         798,920                  -
    Stock options expense                                                  745,110                  -
    Provision for bad debts                                                103,527            253,521
    Gain on sale of website                                                      -           (200,000)
    (Gain) loss on sale of property and equipment                           (4,316)            22,055
    Changes in assets and liabilities:
      Decrease in inventory                                                      -              7,047
      Increase (decrease) in accounts receivable                            37,054           (304,096)
      Increase in other assets                                             (11,766)           (10,207)
      Increase (decrease) in accounts payable                             (462,657)           403,378
      Increase in accrued expenses                                          73,032          1,606,509
      Increase in deferred revenue                                          46,775            297,517
                                                                            ------            -------
        Total adjustments                                                3,591,430          3,742,972
                                                                         ---------          ---------
         Net cash used in operating activities                          (2,598,075)        (3,486,979)
                                                                        ----------         ----------

CASH FLOW FROM INVESTING ACTIVITIES
  Purchase of property and equipment                                       (47,174)          (341,047)
  Cash received from sale of property and equipment                          1,700             14,111
  Cash received from sale of website                                             -            200,000
  Acquisition, net of cash acquired                                              -            (59,128)
                                                                            -------           -------
         Net cash used in investing activities                             (45,474)          (186,064)
                                                                           -------           --------

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of common stock                                 4,000,003          3,270,906
  Stock issuance costs                                                     (90,000)                 -
  Proceeds from exercise of stock option                                    11,926                  -
  Proceeds from directors notes                                            950,000                  -
  Payments on long-term debt                                              (150,000)          (179,100)
                                                                          --------           --------
         Net cash provided by financing activities                       4,721,929          3,091,806
                                                                         ---------          ---------

Effect of exchange rate changes on cash                                       (185)             3,172
                                                                           -------              -----

Net increase (decrease) in cash                                          2,078,195           (578,065)
Cash at beginning of period                                                 83,318            661,383
                                                                         ---------            -------
Cash at end of period                                                 $  2,161,513        $    83,318
                                                                      ============        ===========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

In 1997, common stock was issued in satisfaction of amounts payable to a vendor in the amount of $6,000.

In 1997, 1,000,000 shares of common stock were issued to acquire
Kaleidoscope Network, Ltd. (see Note 3).

In 1998, 465,000 shares of common stock were issued to settle litigation accrued for at December 31, 1997 for $1,395,000.

                           ATTITUDE NETWORK, LTD.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31, 1998 AND 1997
---------------------------------------------------------------------------

1.   ORGANIZATION

     Attitude Network, Ltd. (the Company) was formed in January 1995 to establish, develop and deliver customized website programming to narrowly defined target audiences. The Company seeks to support its markets by providing advertising supported online entertainments. Its audiences include but are not limited to the on-line games market.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of Attitude Network, Ltd. and its wholly owned subsidiary, Kaleidoscope Network, Ltd. All material intercompany transactions have been eliminated in consolidation.

     PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost, less accumulated depreciation. Depreciation is provided on the straight-line basis over the estimated useful lives of the related assets.

     Major improvements and betterments of property are capitalized. Maintenance, repairs and minor improvements are charged to expense in the period incurred. Upon the sale or other disposition of property, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is reflected in income.

     INTANGIBLE ASSETS

     The costs of web rights purchased by the Company are being amortized on the straight-line method over the estimated useful life of three years. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. To date, no such impairment has been recorded.

     IMPLEMENTATION OF SFAS 130

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," effective for fiscal periods beginning after December 15, 1997. The new standard requires that comprehensive income, which includes net income, as well as certain changes in assets and liabilities recorded in common equity, be reported in the financial statements. The Company adopted SFAS No. 130 during the year ended December 31, 1998.

                          ATTITUDE NETWORK, LTD.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31, 1998 AND 1997
---------------------------------------------------------------------------

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

     FOREIGN CURRENCY TRANSLATION

     The financial position and results of operations of the Company's foreign operations are measured using local currency as the functional currency. Current assets and liabilities of these operations are translated to the U.S. dollar at the exchange rate in effect at year-end. Income statement accounts are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from differences in exchange rates from period to period are recorded in accumulated comprehensive income. Realized gains and losses resulting from foreign currency transactions are included in the statement of operations.

     DEFERRED REVENUE

     Deferred revenue represents amounts received by the Company related to future services to be provided.

     REVENUE RECOGNITION

     Website advertising revenue is earned by providing advertisers with a space on the Company's website to promote products. The Company's advertising revenues are derived principally from short-term advertising contracts in which the Company guarantees a minimum number of impressions (a view of an advertisement by a consumer) for a fixed fee. Advertising revenues are recognized ratably over the term of the contract. Hotel discount revenue represents revenue earned by the Company for reservations booked through their hotel discount web page and is recognized in the month earned. Revenue received in connection with an agreement between the Company and a telephone company, whereby the Company has agreed to develop, deliver, install and operate a computer-based games service designed for the telephone company is recognized on a monthly basis in accordance with the agreement.

     The Company trades advertisements on its website in exchange for advertisements on the internet sites of other companies. Barter revenues and expenses are recorded at the fair market value of services provided or received, whichever is more determinable in the circumstances. Revenue from barter transactions is recognized as advertisements are delivered on the Company's website. Barter expense is recognized as cost of sales when the Company's advertisements are run on other companies web sites, which is typically in the same period when the barter revenue is recognized.

     COST OF SALES

     Cost of sales includes communication/on-line costs associated with connecting the Company's website with servers, costs incurred for website audits, barter expense and other direct costs.

                          ATTITUDE NETWORK, LTD.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31, 1998 AND 1997
---------------------------------------------------------------------------

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

     PRODUCT DEVELOPMENT

     The costs to develop and maintain the Company's web sites are being expensed as incurred.

     INCOME TAXES

     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     MANAGEMENT'S USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     RECLASSIFICATIONS

     Certain prior year amounts have been reclassified to conform with the 1998 presentation.

3.    ACQUISITION

     In February 1997, the Company acquired all of the issued and outstanding shares of Kaleidoscope Networks Limited, a company registered in England, for an aggregate purchase price of approximately $2.6 million. The purchase consisted primarily of an internet worldwide games website including all software, documentation, licenses, contracts and contract rights, and property rights necessary to operate the website. The acquisition was funded through the issuance of 1,000,000 shares of the Company's common stock, stock options for the purchase of an additional 100,000 shares of common stock and cash payments of approximately $106,000. The acquisition has been accounted for using the purchase method of accounting. Substantially all of the purchase price was allocated to the website intangible asset.

                          ATTITUDE NETWORK, LTD.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31, 1998 AND 1997
---------------------------------------------------------------------------

4.   PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following at December 31, 1998 and 1997:

                                                          1998                1997
                                                          ----                ----
    Computers and office equipment                 $     612,962       $       571,276
    Furniture and fixtures                                17,165                16,480
    Leasehold improvements                                 3,200                 3,200
                                                           -----                 -----
                                                         633,327               590,956
    Less accumulated depreciation                       (251,050)             (137,875)
                                                        --------              --------
                                                   $     382,277        $      453,081
                                                   =============        ==============

5.   INTANGIBLE ASSETS

     Intangible assets consisted of the following at December 31, 1998 and 1997:

                                                          1998                1997
                                                          ----                ----
    Website rights                                 $   5,119,515        $    5,119,515
    Organization costs                                    15,326                15,326
    Other                                                  1,257                     -
                                                        --------              --------
                                                       5,136,098             5,134,841
    Accumulated amortization                          (3,311,059)           (1,427,922)
                                                      ----------            ----------
                                                   $    1,825,039       $    3,706,919
                                                   ==============       ==============

                          ATTITUDE NETWORK, LTD.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31, 1998 AND 1997
---------------------------------------------------------------------------

6.   LEASES

     The Company leases certain equipment and office space under operating type leases. Future minimum payments under these leases are as follows:

             1999                                 $      62,085
             2000                                        60,876
             2001                                        63,311
             2002                                         6,809
             ----                                         -----
                                                  $     213,081
                                                        =======

     Rental expense for the years ended December 31, 1998 and 1997 was approximately $132,000 and $193,000, respectively.

7.   CONVERTIBLE NOTES PAYABLE TO DIRECTORS

     During 1998, the Company borrowed $950,000 from various directors of the Company. These notes are due on demand and accrue interest at 8.5%. The notes feature a conversion right at the option of the holder, which may be exercised in the event the Company is sold. The conversion right allows the holder to convert the note into stock of the new or surviving entity at a price equal to the per share transaction price. Most of the notes include detachable warrants for a total of 400,000 shares of common stock at an exercise price of $1.00 per share. The warrants expire in 2003. A value of approximately $800,000 was assigned to the warrants (additional paid-in capital) based on the difference between the fair market value of the stock at date of issuance ($3.00) and the exercise price of $1.00. Since the notes are demand notes, the entire value assigned to the warrants was charged to interest expense in 1998.

8.   LONG-TERM DEBT

     The Company's long-term debt consisted of the following at December
     31:

                                             1998                1997
     Non-interest bearing obligation
     payable to a corporation related
     to the purchase of an internet
     worldwide website                   $ 2,543,171        $ 2,431,151
                                         ===========        ===========

                          ATTITUDE NETWORK, LTD.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31, 1998 AND 1997
---------------------------------------------------------------------------

8.   LONG-TERM DEBT, CONTINUED

     The obligation is to be repaid based on 5% of the Company's gross revenues related to the website, less certain costs directly associated with the website. The payments required by the agreement are also subject to specific minimum amounts payable per year. In the event of an initial public offering by the Company, the total unpaid amount of the obligation would become due and payable. The $5.6 million obligation has been recorded at its present value, assuming a 9% interest rate, and has been reduced by $150,000 and $179,000 of payments made by the Company in 1998 and 1997, respectively. The unamortized discount was $2,556,829 and $2,818,849 as of December 31, 1998 and 1997, respectively.

     The minimum principal amounts payable over the next five years under this agreement are as follows:

           1999                                    $       200,000
           2000                                            250,000
           2001                                            300,000
           2002                                            300,000
           2003                                          3,000,000
           Thereafter                                    3,750,000
                                                   ----------------
                                                         5,100,000
           Less Discount                                (2,556,829)
                                                   ----------------
                                                         2,543,171
           Less current portion                           (200,000)
                                                   ----------------
                                                   $     2,343,171
                                                   ===============

9.   INCOME TAXES

     No provision for federal or state income taxes has been made for the years ended December 31, 1998 and 1997, since the Company reported a loss for both financial reporting and income tax purposes.

     The Company had available approximately $10,556,000 of net operating loss carryforwards to reduce future taxable income as of December 31, 1998. The utilization of the net operating loss

                          ATTITUDE NETWORK, LTD.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31, 1998 AND 1997
---------------------------------------------------------------------------

9.   INCOME TAXES, CONTINUED

     carryforwards, which begin to expire in the year 2012, will be subject to limitations as a result of a more than 50% change in ownership of the Company in 1997 (See Note 10).

     The tax effects of the temporary differences that gave rise to the deferred tax balances at December 31, 1998 and 1997 were the following:

                                                               1998                1997
                                                               ----                ----
    Deferred tax assets
        Net operating loss carryforwards                   $   3,972,000      $   2,719,000
        Allowance for doubtful accounts                           81,000            130,000
        Start-up expenditures                                    193,000            280,000
        Amortization of intangible assets                        524,000                 --
        Other                                                    136,000            131,000
        Valuation allowance                                   (4,906,000)        (3,222,600)
                                                              ----------         ----------
                                                                     --              37,400

    Deferred liability:
        Amortization of intangible assets                            --             (37,400)
                                                              ----------          ----------
    Net deferred tax asset                                 $         --       $          --
                                                            =============       ============


     The Company provides for a valuation allowance on deferred tax assets since utilization is uncertain.

10.  STOCKHOLDERS' EQUITY

     In February 1997, Maricopa Investment Corporation, an unaffiliated company, purchased all the outstanding shares held by a shareholder of the Company and subscribed to the Company for an additional 666,667 shares of common stock at $3.00 per share. In total, these purchases represent approximately 42% of the shares outstanding.

                          ATTITUDE NETWORK, LTD.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31, 1998 AND 1997
---------------------------------------------------------------------------

10.  STOCKHOLDERS' EQUITY, CONTINUED

     In February 1997, the Company also issued 1,000,000 shares of common stock to acquire Kaleidoscope Networks, Ltd. (see Note 3). As part of this acquisition agreement, the Company entered into an additional agreement with the sellers whereby, upon notice from the sellers at any time in the five-year period following the 18th month from the date of the agreement, the Company shall be required to purchase up to 500,000 shares of common stock owned by the sellers at a purchase price of $2.50 per share. Five years following the 36th month from the date of this agreement, the sellers may give notice and the Company may be required to purchase up to an additional 500,000 shares of common stock owned by the seller at a purchase price of $2.50 per share. This agreement shall terminate upon the ninth anniversary from the date of this agreement.

     The above transactions exceeded 50% of the outstanding shares of the Company.

     During 1997, the Company issued to certain directors and unrelated parties 330,665 shares of common stock at $4.00 per share. In November 1997, the Company issued 1,500 shares of common stock in exchange for forgiveness of a $6,000 payable to a vendor.

     During 1998, the Company sold 1,166,666 shares to various investors at prices ranging from $3.00 - $4.00 per share for total proceeds of approximately $4,000,000. The sale of 666,666 shares included anti-dilution provisions, as well as a shareholder rights agreement, which provides for certain future registration rights.

     In September 1998, the Company issued 465,000 shares in connection with the settlement of a lawsuit filed in December 1997. The lawsuit related to claims for a 10.75% equity interest in the Company and unspecified other damages by a media service and editorial management company who had previously been party to a memorandum of understanding with certain of the Company's stockholders, officers, and directors. The settlement was accrued for at December 31, 1997.

11.  STOCK OPTION PLAN

     Effective July 1, 1996, the Company adopted the 1996 Stock Option Plan (the Plan) available for grant to eligible employees and eligible participants to purchase up to 1,200,000 shares of the Company's common stock. The Plan is administered by a committee appointed by the Board of Directors or by the Board of Directors if each member of the committee is eligible to receive stock options or if the members of the committee have been eligible to receive stock options for a period of one year prior to their services on the committee. The Board of Directors or a committee shall administer the Plan, select the eligible employees and eligible participants to whom options will be granted, determine the number of shares subject to any such options and interpret, construe and implement the provisions of the Plan. The Board of Directors or the committee shall also determine the price to be paid for the shares upon exercise of each option, the period within which each option may be exercised, and the terms and conditions of each option.

                          ATTITUDE NETWORK, LTD.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31, 1998 AND 1997
---------------------------------------------------------------------------

11.  STOCK OPTION PLAN, CONTINUED

     The option exercise price will be equal to 100% of market value on the day the option is granted (110% in the case of a 10% owner of the Company), as determined by the Board of Directors or the committee. No option shall be exercisable after ten years from the date of the grant of the option, and shares subject to the option granted to a 10% owner shall not be exercisable after five years from the date of grant of the option. The Plan expires on July 1, 2006.

     Compensation expense resulting from stock options is measured at the grant date based upon the difference between the exercise price and the market value of the common stock. All stock options granted in 1997 were granted at an exercise price equal to the market value at the date of grant. During 1998 the Company granted 192,200 stock options at $.45 that were not in accordance with the 1996 stock option plan as they were not granted at fair market value. The aggregate compensation cost related to these $.45 stock options granted in the year ended December 31, 1998 was $449,310. Additionally, expense of $295,800 was recognized in connection with options granted to a non-employee who performed financial advisory services for the Company in 1998.

     A summary of the stock option activity is presented below:

                                                                                   WEIGHTED
                                                                                    AVERAGE
                                                                NUMBER OF          EXERCISE
                                                                 SHARES              PRICE
                                                                 ------              -----
     Outstanding as of December 31, 1996                          790,000          $  1.02
     Options granted                                              305,000             2.90
     Forfeited                                                   (145,000)            2.86
                                                                 --------             ----
     Outstanding as of December 31, 1997                          950,000             1.46
     Options granted                                              377,200             1.65
     Exercised                                                    (26,500)            0.45
     Forfeited                                                   (295,350)            1.59
                                                                 --------             ----
     Outstanding as of December 31, 1998                        1,005,350          $  1.52
                                                                =========          =======


     The Company applies APB Opinion No.25 and related interpretation in accounting for its Plan. Statement of Financial Accounting Standards No.123 "Accounting for Stock-Based Compensation" (SFAS No.123) requires compensation expense measured as the excess of the fair value of the underlying stock over the exercise price on the date of grant. Pro forma disclosures as if the Company had adopted the cost recognition requirements under SFAS No. 123 are not presented as the effects were immaterial.

                          ATTITUDE NETWORK, LTD.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31, 1998 AND 1997
---------------------------------------------------------------------------

     The weighted average fair value of options-granted in 1998 was $1.79. The fair value for these option was estimated at the date of granting using the minimum value method which takes into account (1) the fair value of the underlying stock at the grant date, (2) the exercise price, (3) weighted average expected life of 5.70 years, (4) no dividends, and (5) a weighted average risk-free interest rate of 5.76%. Compensation expense recognized in providing pro forma disclosures may not be representative of the effects on net income or loss for future years.

     The following table summarizes information about stock options outstanding under the Plan at December 31, 1998:

                                        WEIGHTED
                                        AVERAGE
                                        REMAINING
          EXERCISE       NUMBER        CONTRACTUAL     NUMBER
           PRICES     OUTSTANDING         LIFE       EXERCISABLE
          --------    -----------      -----------   -----------
          $  0.45        254,100        3.1 years       254,100
             0.70        510,000        7.5 years       385,000
             2.50        100,000        7.5 years       100,000
             3.00         81,250        7.5 years        22,000
             4.00         50,000        7.5 years
             5.00         10,000        7.5 years        10,000
                      -----------      -----------   -----------

                       1,005,350        6.9 years       771,100
                      ===========      ===========   ===========

                          ATTITUDE NETWORK, LTD.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31, 1998 AND 1997
---------------------------------------------------------------------------

12.  RISKS AND UNCERTAINTIES

     The Company has derived revenues of approximately $300,000 and $256,000 in 1998 and 1997, respectively, from one customer, which approximates 16% and 10%, respectively, of total revenue. The Company's accounts receivable also includes $200,000 and $87,850 receivable from this customer, which represents 49% and 14% of total accounts receivable as of December 31, 1997 and 1998, respectively.

     The Company maintains cash balances at a financial institution located in Southwest Florida in excess of the $100,000 insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash balances.

13.  RELATED PARTY TRANSACTIONS

     Accounts payable as of December 31, 1998 and 1997 includes $29,396 and $64,346, respectively, which is payable to employees, individuals and organizations related to the Company.

     The Company has an agreement under which total payments of $155,000 have been made each year to the chief executive officer in 1998 and 1997, which includes a bonus of $35,000 for 1998 and 1997. The agreement extends through July 1999 and provides for monthly payments of $10,000 with a provision for a discretionary bonus to be determined by the Company's Board of Directors.

     The Company had a consulting agreement with one of its directors, under which $105,000 was paid in 1997. The consulting agreement expired in October 1997.

     The Company rents its office space in Florida on a month-to-month basis as a subtenant of a Company controlled by a member of its Board of Directors. It also receives certain office support services. These rents and support services are priced on a pass-through basis without mark-up, and totaled approximately $13,000 and $15,000 in 1998 and 1997, respectively.

14.  COMMITMENTS AND CONTINGENCIES

     In March 1998, the Company entered into an agreement with MacMillan Digital Publishing USA (MacMillan) to create and operate a website designed to serve as an on-line resource for the gaming market. The Company is primarily responsible for the operation of the website and MacMillan will pay the Company a commission on product sales related to the website. The terms of the agreement commenced upon execution. The agreement will terminate May 31, 1999, and is renewable for successive one-year terms.

     As discussed in Note 10, the Company has issued a put option to the former owners of Kaleidoscope Networks Limited.

                          ATTITUDE NETWORK, LTD.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31, 1998 AND 1997
---------------------------------------------------------------------------

14.  COMMITMENTS AND CONTINGENCIES, CONTINUED

     The Company is a defendant in various legal proceedings, which occurred in the ordinary course of business. In the opinion of management, the ultimate settlement of such legal proceedings will not have a material adverse impact on the Company's financial statements.

15.  GOING CONCERN

     Since inception, the Company has incurred significant operating losses. These losses have been financed primarily through the issuance of common stock and loans from directors. The ability of the Company to continue as a going concern is dependent upon additional funding and/or attaining profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. See Note 16.

16.  SUBSEQUENT EVENT

     On April 9, 1999 the Company merged with a wholly owned subsidiary of theglobe.com, inc. wherby the stockholders of the Company exchanged their common stock for shares of common stock of theglobe.com, inc. at a specified conversion rate. Management believes the merger will result in sufficient funds to continue operating activities. The shares issued in connection with the Kaleidoscope Networks, Ltd. acquisition, subject to a put option, were exchanged as part of the merger and thus the put option terminated.

                                  PART II

                   INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution

     The following table shows the expenses, other than underwriting discounts and commissions, to be incurred in connection with the sale and distribution of securities being registered by the Company. Except for the SEC registration fee, the Nasdaq Listing Fee and the NASD Filing Fee, all amounts are estimated.



   SEC Registration Fee.....................................    $101,831
   Nasdaq Listing Fee.......................................           *
   NASD Filing Fee..........................................           *
   Blue Sky Fees and Expenses...............................           *
   Legal Fees and Expenses..................................           *
   Accounting Fees and Expenses.............................           *
   Printing Expenses........................................           *
   Miscellaneous Expenses...................................           *
                                                                --------
      Total.................................................    $      *
                                                                ========

-------------
*  To be filed by amendment.

Item 14.  Indemnification of Directors and Officers

     Section 145 of the Delaware General Corporation Law (the "DGCL") provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys'
fees), judgments,  fines, and amounts paid in settlement in connection with
specified   actions,   suits,    proceedings   whether   civil,   criminal,
administrative, or investigative (other than action by or in the right of the corporation -- a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's charter, by-laws, disinterested director vote, stockholder vote, agreement, or otherwise.

     Article VI of the By-Laws requires the Company to indemnify any person who was or is a party or is threatened to be made a party to or is involved (including, without limitation, as a witness) in any threatened, pending or completed action, suit, arbitration, alternative dispute mechanism, investigation, administrative hearing or any other proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) brought by reason of the fact that he or she is or was a director or officer of the Company, or, while a director or officer of the Company, is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an
employee  benefits  plan  against  expenses  (including   attorneys'  fees,
judgments, fines, excise taxes under the Employee Retirement Income Security Act of 1974, penalties and amounts paid in settlement) incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) payment of unlawful dividends or unlawful stock purchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit.

     Article VI of the Company's Fourth Amended and Restated Certificate of Incorporation (the "Certificate") provides that to the fullest extent that the DGCL, as it now exists or may hereafter be amended, permits the limitation or elimination of the liability of directors, a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Any amendment to or repeal of, or adoption of any provision of the Certificate inconsistent with, such Article VI shall not adversely affect any right or protection of a director of the Company for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

     The Company has entered into indemnification agreements with its directors and officers substantially in the form attached to this registration statement as Exhibit 10.4. These agreements provide, in general, that the Company will indemnify such directors and officers for, and hold them harmless from and against, any and all amounts paid in settlement or incurred by, or assessed against, such directors and officers arising out of or in connection with the service of such directors and officers as a director or officer of the Company or its Affiliates (as defined therein) to the fullest extent permitted by Delaware law.

     The Company maintains directors' and officers' liability insurance which provides for payment, on behalf of the directors and officers of the Company and its subsidiaries, of certain losses of such persons (other than matters uninsurable under law) arising from claims, including claims arising under the Securities Act, for acts or omissions by such persons while acting as directors or officers of the Company and/or its subsidiaries, as the case may be.

     The Underwriting Agreement (the form of which is filed as Exhibit 1.1 hereto) provides for indemnification by the Underwriters of the Company and its officers and directors for certain liabilities arising under the Securities Act or otherwise.

Item 15.  Recent Sales of Unregistered Securities

     All sales, unless otherwise noted, were made in reliance on Section 4(2) of the Securities Act and/or Regulation D or Rule 701 promulgated under the Securities Act and were made without general solicitation or advertising. The purchasers were sophisticated investors with access to all relevant information necessary to evaluate these investments, and who represented to the Registrant that the shares were being acquired for investment.

                       DATE OF         TITLE OF             NUMBER OF      CONSIDERATION
PURCHASER              ISSUANCE       SECURITIES             SHARES         RECEIVED ($)
---------              --------       ----------            ---------      -------------

Alce Partners, L.P.   12/22/95     Series B Preferred        95,240        100,002
Bergendahl, Anders      9/7/95     Series A Preferred        79,815         15,750
                      12/22/95     Series B Preferred        47,620         50,001
                      11/13/96     Series C Preferred         7,500         30,000
Bergendahl, Mia         9/7/95     Series A Preferred        79,815         15,750
                      12/22/95     Series B Preferred        23,810         25,000.50
Cayuga Venture Fund   11/13/96     Series C Preferred         6,250         25,000
David Duffield Trust  12/22/95     Series B Preferred        95,240        100,002
                      11/13/96     Series C Preferred        62,500        250,000
                       3/15/97     Series C Preferred        62,500        250,000
de Selliers,
Baudouin              11/13/96     Series C Preferred        12,500         50,000
Ganem, Bruce          11/13/96     Series C Preferred         3,750         15,000
                       3/15/97     Series C Preferred         3,750         15,000
GC&H Investments      12/22/95     Series B Preferred        23,810         25,000.50
Grey, Nicki           11/16/95     Series A Preferred         3,215            500
Grinstead, Simon      11/16/95     Series A Preferred        53,215         10,500
Halperin, Mark R.     12/22/95     Series B Preferred        23,810         25,000.50
                      11/13/96     Series C Preferred         6,250         25,000
Halperin Dow,
 Peggy Anne           12/22/95     Series B Preferred        23,810         25,000.50
                      11/13/96     Series C Preferred         6,250         25,000
Halperin, Philip W.   12/22/95     Series B Preferred        23,810         25,000.50
                      11/13/96     Series C Preferred         6,250         25,000
Halperin, Robert M.   12/22/95     Series B Preferred        23,810         25,000.50
                      11/13/96     Series C Preferred         6,250         25,000
                       5/29/98      Common Stock             42,708          8,171.88
Hirsch, Jason         11/16/95     Series A Preferred        19,245          3,000
Horowitz, David       12/22/95     Series B Preferred        50,000         52,500
                      11/13/96     Series C Preferred        12,500         50,000
                       6/19/97      Common Stock             15,972          3,111.06
Huret Family Trust    11/13/96     Series C Preferred         6,250         25,000
Karlsson, Bengt       11/13/96     Series C Preferred        25,000        100,000
Krizelman, Allen        9/7/95     Series A Preferred        75,845         15,000
Krizelman, Susan      11/16/95     Series A Preferred         6,415          1,000
Krizelman, Todd        5/26/95      Common Stock            525,000          2,184
                      11/16/95     Series A Preferred        22,455          3,500
Leavitt
Investments, L.P.     11/13/96     Series C Preferred        37,500        150,000
Maconie, Andrew       11/16/95     Series A Preferred         3,215            513.70
Miller, Dan           11/13/96     Series C Preferred        18,750         75,000
Muckstadt, Jack       11/13/96     Series C Preferred         3,750         15,000
                       3/15/97     Series C Preferred         3,750         15,000
Muller, Georges        1/22/96     Series B Preferred        23,810         25,000.50
Paternot, Jacques       9/7/95     Series A Preferred        16,425          3,000
                      12/22/95     Series B Preferred         6,665          6,998.25
Paternot, Madeleine   11/16/95     Series A Preferred         1,285            205.48


                       DATE OF         TITLE OF             NUMBER OF      CONSIDERATION
PURCHASER              ISSUANCE       SECURITIES             SHARES         RECEIVED ($)
---------              --------       ----------            ---------      -------------

Paternot, Monica      11/16/95     Series A Preferred         1,930            308.22
Paternot, Stephan      5/26/95     Common Stock             600,000           2496
Paternot, Thierry     11/16/95     Series A Preferred         3,215            513.70
                      12/22/95     Series B Preferred        19,050         20,002.50
Paternot, Yves          9/7/95     Series A Preferred        88,690         17,000
                      12/22/95     Series B Preferred        23,810         25,000.50
S. Knight Pond Trust    9/7/95     Series A Preferred       128,215         26,500
                      12/22/95     Series B Preferred        71,430         75,001.50
Tuli, John              1/1/97     Common Stock              13,299           1396.34


(1)   In  August  1997,  the  Company  issued  and  sold  to  Dancing  Bear
      Investments (i) 25.5 shares of Series D Preferred Stock which converted into 4,023,765 shares of Common Stock upon consummation of the Company's initial public offering in November 1998 and (ii)
      Warrants to purchase 2,023,009 shares of Common Stock of the Company at the time of exercise for an aggregate price of $5,882,353. The aggregate consideration for such transaction was $20 million.

(2) In connection with the acquisition of factorymall.com on February 1, 1999, we issued 343,916 shares of our common stock and assumed options to purchase approximately 41,017 shares of our common stock.
      Such  options  have an  aggregate  exercise  price  of  approximately
      $928,950. In addition, we assumed warrants to purchase 9,405 shares of our common stock at an aggregate exercise price of approximately
      $200,000.

(3) On April 9, 1999 we issued 785,186 shares of our common stock in connection with the acquisition of Attitude Network, Ltd. We also assumed options to purchase 42,948 shares of our common stock at an aggregate exercise price of $955,605. Additionally, we assumed warrants to purchase 23,345 shares of our common stock at an aggregate exercise price of $400,000.

Item 16.  Exhibits and financial statement schedules

   (a)  Exhibits

      The following Exhibits are attached hereto and incorporated herein by reference:

             1.1  Form of Underwriting Agreement*****

             2.1 Agreement and Plan of Merger dated as of February 1, 1999 by and among theglobe.com, inc., Nirvana Acquisition Corp., factorymall.com, inc. d/b/a Azazz, and certain selling stockholders thereof.**

             2.2 Agreement and Plan of Merger dated as of April 5, 1999 by and among theglobe.com, inc., Bucky Acquisition Corp., Attitude Network Ltd. and certain stockholders thereof.

             3.1 Form of Fourth Amended and Restated Certificate of Incorporation of the Company*

             3.2  Form of By-Laws of the Company*

             4.1 Second Amended and Restated Investor Rights Agreement among the Company and certain equity holders of the Company, dated as of August 13, 1997*

             4.2 Amendment No. 1 to Second Amended and Restated Investor Rights Agreement among the Company and certain equity holders of the Company, dated as of August 31, 1998***

             4.3 Amendment No. 2 to Second Amended and Restated Investor Rights Agreement among the Company and certain equity holders of the Company, dated as of April 9, 1999.

             4.4  Registration Rights Agreement, dated as of September 1,
                  1998***

             4.5 Amendment No. 1 to Registration Rights Agreement, dated as of April 9, 1999.

             4.6 Specimen certificate representing shares of Common Stock of the Company*

             4.7  Amended and Restated Warrant to Acquire Shares of Common
                  Stock*

             4.8 Form of Rights Agreement, by and between the Company and American Stock Transfer & Trust Company as Rights Agent*

             4.9 Registration Rights Agreement among the Company and certain equity holders of the Company, dated February 1, 1999, in connection with the acquisition of factorymall.com.***

             4.10 Registration  Rights  Agreement  among  the  Company  and certain shareholders of the Company, dated April 9, 1999, in connection with the acquisition of Attitude Network.

             5.5  Opinion of Fried, Frank, Harris, Shriver & Jacobson*****

             9.1 Stockholders' Agreement by and among Dancing Bear Investments, Inc., Michael Egan, Todd V. Krizelman, Stephan
                  J. Paternot, Edward A. Cespedes and Rosalie V. Arthur, dated as of February 14, 1999***

            10.1 Employment Agreement dated August 13, 1997, by and between the Company and Todd V. Krizelman*

            10.2 Employment Agreement dated August 13, 1997, by and between the Company and Stephan J. Paternot*

            10.3 Employment Agreement dated July 13, 1998, by and between the Company and Francis T. Joyce*

            10.4 Form of Indemnification Agreement between the Company and each of its Directors and Executive Officers*

            10.5 Lease Agreement dated January 14, 1997 between the Company and Fifth Avenue West Associates L.P.*

            10.6 Lease Agreement dated January 12, 1999 between the Company and Broadpine Realty Holding Company, Inc.***

            10.7  1998 Stock Option Plan, as amended

            10.8  1995 Stock Option Plan*

            10.9  factorymall.com, inc. 1998 Stock Option Plan****

            10.10 Form of Nonqualified Stock Option Agreement with James
                  McGoodwin, Kevin McKeown and Mark Tucker****

            10.11 Attitude Network Ltd. Stock Option Plan*****

            10.12 Form of Employee Stock Purchase Plan***

            10.13 D.A.R.T. Service Agreement dated April 15, 1997*+

            10.14 Amendment dated as of May 1, 1998, to original  D.A.R.T.
                  Service Agreement dated April 15, 1997*+

            10.15 License Agreement between the Company and Engage
                  Technologies, Inc. dated October 31, 1998.***++

            10.16 Employment Agreement dated August 31, 1998, by and
                  between the Company and Dean Daniels*

            10.17 Agreement between the Company, Republic Industries, Inc., and Michael S. Egan, dated August 12, 1998, regarding the conduct of automotive clubsites on theglobe.com*+

            10.18 Data Center Space Lease between Telehouse International
                  Corporation of America and the Company, dated August 24,
                  1998*

            10.19 Travel Services  Alliance  Agreement  between the Company and Lowestfare.com, dated as of September 15, 1998*+

            10.20 Boxlot Agreement*****

            10.21 Music HQ Agreement*****

            11.1  Computation of Loss Per Share

            23.1 Consent of Fried, Frank, Harris, Shriver & Jacobson (included in Exhibit 5.1)*****

            23.2  Consents of KPMG LLP

            23.3  Consent of PricewaterhouseCoopers LLP

            23.4  Consent of ABC Interactive*

            23.5  Consent of DoubleClick, Inc.

            23.6  Consent of Jupiter Communications, LLC

            23.7  Consent of International Data Corporation

            27.1  Financial Data Schedule

            99.1  Valuation and Qualifying Accounts


-------------------------

* Incorporated by reference from our registration statement on Form S-1 (Registration No. 333-59751).

** Incorporated by reference from our report on Form 8-K filed on February 16, 1999.

*** Incorporated by reference from our report on Form 10-K filed on March, 1999.

**** Incorporated by reference from our Registration Statement on Form S-8 (No. 333-75503), filed on April 1, 1999.

*****  To be filed by amendment.

+      Confidential treatment granted as to parts of this document.

++     Confidential treatment requested.



Item 17.  Undertakings

      The undersigned Registrant hereby undertakes:

     (1) to provide to the Underwriters at the closing specified in the Underwriting Agreements, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     (2) that insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the questions whether such indemnification by them is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (3) that for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, shall be deemed to be part of this registration statement as of the time it was declared effective; and

     (4) that for purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus filed shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                 SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 9th day of April 1999.

                                             theglobe.com, inc.

                                             By:  /s/ Todd Krizelman
                                                -----------------------------
                                                        Todd Krizelman
                                                Co-Chief Executive Officer
                                                  and Co-President


                                             By:  /s/ Stephan Paternot
                                                -----------------------------
                                                       Stephan Paternot
                                                Co-Chief Executive Officer,
                                                  Co-President and Secretary



                    -----------------------------------

                             POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that the persons whose signatures appear below, constitute and appoint Michael Egan, Todd Krizelman and
Stephan Paternot, and each of them as their true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for them and in their names, places, and steads, in any and all capacities, to sign the Registration Statement to be filed in connection with the public offering of common stock of theglobe.com, inc. and any and all amendments (including post-effective amendments) to the Registration Statement, and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and the other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:


        Signature                       Title                     Date
        ---------                       -----                     ----


  /s/ Michael Egan                                              April 9, 1999
--------------------------
       Michael Egan           Chairman



  /s/ Todd Krizelman                                            April 9, 1999
--------------------------    Co-Chief Executive Officer,
      Todd Krizelman          Co-President and Director


                              Co-Chief Executive Officer,
  /s/ Stephan Paternot        Co-President, Secretary and       April 9, 1999
--------------------------    Director
     Stephan Paternot



  /s/ Frank Joyce             Vice President and Chief          April 9, 1999
--------------------------    Financial Officer (Principal
       Frank Joyce            Accounting Officer)



  /s/ Edward Cespedes                                           April 9, 1999
--------------------------
     Edward Cespedes          Director



  /s/ Rosalie Arthur                                            April 9, 1999
--------------------------
      Rosalie Arthur          Director




--------------------------                                    ___________, 1999
     Henry C. Duques          Director



  /s/ Robert Halperin                                           April 9, 1999
--------------------------
     Robert Halperin          Director



  /s/ David H. Horowitz                                         April 9, 1999
--------------------------
    David H. Horowitz         Director


  /s/ H. Wayne Huizenga                                         April 9, 1999
---------------------------
    H. Wayne Huizenga         Director